
HARLEY-DAVIDSON

2026

Notice of Annual Meeting of Shareholders and Proxy Statement

May 21, 2026

MOTOR HARLEY-DAVIDSON CYCLES



Our Company

In 1903, out of a small shed in Milwaukee, Wisconsin, four young men lit a cultural wildfire that would grow and spread across geographies and generations. Their innovation and imagination for what was possible on two wheels sparked a transportation revolution and lifestyle that would establish Harley-Davidson as an iconic brand with a lasting global presence. Today, we continue to shape motorcycle culture through thoughtfully designed products and experiences that reflect the passion, craftsmanship, and authenticity that have defined the brand for well over a century.



Letter from the Chief Executive Officer and the Chairman

April 9, 2026

Dear Shareholders,

On behalf of the Harley-Davidson Board of Directors and team, we thank you for your continued support of, and investment in, Harley-Davidson.

Over the past year, our business has continued to operate in a challenging macroeconomic and industry environment, including evolving tariff regulations, elevated interest rates and muted consumer confidence. Despite these headwinds, we have remained focused on disciplined execution, strengthening operational resilience and advancing the Company's long-term strategic priorities.

That discipline was reflected in our 2025 actions, as we advanced efforts to rebalance our portfolio, improve product quality, streamline operations and invest in the Harley-Davidson experience by strengthening our dealer network and expanding rider engagement through events and training. We also completed a strategic transaction involving Harley-Davidson Financial Services, representing a meaningful step in optimizing our balance sheet to support sustainable growth.

2025 PROGRESS HIGHLIGHTS:

- Advanced efforts to rebalance our portfolio, refine brand positioning, improve product quality and make targeted investments to support sustainable growth and long-term shareholder value.
- Took deliberate actions to streamline operations and sharpen our strategic focus, concentrating resources on the areas where we believe we have the greatest opportunity to create long-term value.
- Continued to invest in the broader Harley-Davidson experience by strengthening our dealer network and expanding rider engagement through global events and training programs.

In May 2026, we expect to announce a new strategic plan that builds on the progress achieved to date. We are confident in the strength of our brand, the resilience of our business and our ability to execute our strategy. We remain committed to disciplined execution, pursuing opportunities for transformational growth and delivering sustainable, long-term value for our shareholders. As the United States approaches the 250th anniversary of its founding, we are proud to carry forward a legacy deeply rooted in American innovation, freedom and craftsmanship.

Finally, on behalf of the Board of Directors and the executive leadership team, we extend our sincere thanks to our employees for their dedication over the past year. To our shareholders and our dealers, thank you for your continued trust, support and passion for Harley-Davidson.



Artie Starrs
President and Chief Executive Officer Harley-Davidson, Inc.



Troy Alstead
Chairman of the Board of Directors
Harley-Davidson, Inc.

This page is intentionally left blank.

Notice



April 9, 2026

Date and Time
May 21, 2026
3:00 p.m., Central Daylight Time

Location
Virtually (via live audio webcast)
www.virtualshareholdermeeting.com/HOG2026

Record Date
March 12, 2026 is the record date for determining shareholders entitled to notice of and to vote at the 2026 Annual Meeting of Shareholders and any adjournments or postponements of that meeting

How to Vote Your Shares

If you held your shares as of the close of business on March 12, 2026, you can vote using one of the following methods:

Internet
You can vote your shares online at proxyvote.com.

Telephone
In the U.S. or Canada, you can vote your shares toll-free. Check your proxy card or voting instruction form for the toll-free number.

Mail
You can vote via mail by marking, dating and signing your proxy card or voting instruction form and returning it in the postage paid envelope provided.

Virtual Presence Online
You will not be able to attend the 2026 Annual Meeting of Shareholders physically. You or your proxyholder may participate, vote and examine our shareholder list at the 2026 Annual Meeting of Shareholders by visiting www.virtualshareholdermeeting.com/HOG2026 and using your control number found on your proxy.

Items to be Voted

		Board Recommendation	See Page
1	To elect eight Directors to the Board of Directors	FOR	17 →
2	To approve, by advisory vote, the compensation of our Named Executive Officers	FOR	52 →
3	To approve an amendment to the Harley-Davidson, Inc. 2020 Incentive Stock Plan to increase the number of shares of our common stock authorized under the plan	FOR	90 →
4	To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026	FOR	99 →
5	To vote on a shareholder proposal regarding a climate transition plan	AGAINST	104 →

We will also take action upon any other business as may properly come before the 2026 Annual Meeting of Shareholders and any adjournments or postponements of that meeting.

The Board of Directors or proxyholders will use their discretion on other matters that may arise at the 2026 Annual Meeting of Shareholders to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.

We urge you to submit your proxy as soon as possible. If the records of our transfer agent show that you owned shares in your name or if you owned shares through our Dividend Reinvestment Plan at the close of business on March 12, 2026, then you may vote (1) via the internet at www.proxyvote.com, (2) by virtual presence online at www.virtualshareholdermeeting.com/HOG2026, (3) by mail after first requesting a printed copy of the Proxy Statement, proxy card, and Annual Report on Form 10-K and following the instructions set forth on the proxy card, or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at www.proxyvote.com.

If you own shares in "street name" (that is, through a broker, bank, or other nominee), we encourage you to provide voting instructions to your bank, broker, or other nominee. Street name holders may also vote via telephone or the internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions along with this Proxy Statement.

By Order of the Board of Directors,

Paul J. Krause
Chief Legal, Compliance and Corporate Affairs Officer &
Corporate Secretary
Harley-Davidson, Inc.
Milwaukee, Wisconsin
April 9, 2026



Table of Contents

Letter from the Chief Executive Officer and the Chairman 1

Notice 3

About Harley-Davidson 6
- Our Business 6
- Our Community and Our Dealers 7
- 2025 Highlights: Shifting Gears for the Road Ahead 10

Proxy Statement Overview 11
- Voting Matters 11
- Governance Highlights 12
- Executive Compensation Highlights 14

✔ **Proposal 1:** Election of Directors 17
- Our Director Nominees 18
- Director Skills, Qualifications and Experience 26
- Director Nomination Process and Refreshment 28
- Director Independence 31
- Policies and Practices Regarding Board Service 31

Corporate Governance 32
- Board Structure and Operations 33
- The Board's Oversight Role 39
- Shareholder Engagement and Director Communications 42
- Governance Policies and Practices 44
- Director Compensation 47

Nominating and Corporate Governance Committee Report 49

Our Executive Officers 50

✔ **Proposal 2:** Advisory Vote to Approve the Compensation of Our Named Executive Officers 52

Letter from the Human Resources Committee 53

Compensation Discussion and Analysis 55
- Our Named Executive Officers 55
- CD&A Table of Contents 55
- Executive Summary 56
- Executive Compensation Philosophy, Governance and Process 59
- 2025 Executive Compensation Program Elements, Decisions and Outcomes 64
- Other Compensation Policies and Practices 73

Executive Compensation Tables 74
- 2025 Summary Compensation Table 74
- Grants of Plan Based Awards for 2025 76
- Outstanding Equity Awards at December 31, 2025 78
- Option Exercises and Stock Vested in 2025 79
- Pension Benefits 79
- 2025 Non-qualified Deferred Compensation 80
- Payments Made Upon Termination 80

Harley-Davidson CEO Pay Ratio for 2025 85

Pay Versus Performance 86

Human Resources Committee Report on Executive Compensation 89

✔ **Proposal 3:** Approval of Amendments to Incentive Stock Plan 90

✔ **Proposal 4:** Ratification of Selection of Independent Registered Public Accounting Firm 99

Audit and Finance Committee Report 101

Stock Ownership Information 102
- Security Ownership of Certain Beneficial Owners, Officers and Directors 102
- Delinquent Section 16(a) Reporting 103

Shareholder Proposals 104

✘ **Proposal 5:** Shareholder Proposal Regarding a Climate Transition Plan 104

General Information About the Annual Meeting 107
- Shareholder Proposals 110
- Other Matters 110
- Delivery of Proxy Materials to Households 110

Appendix A – Proposed Amendments to Incentive Stock Plan A-1

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

We first mailed the Notice of Internet Availability of Proxy Materials to shareholders on April 9, 2026. The Notice of Internet Availability of Proxy Materials instructs shareholders and beneficial owners of our Common Stock on how they may access our proxy materials, which include our Proxy Statement and 2025 Annual Report on Form 10-K, via the internet. You will not receive a printed copy of the proxy materials unless you request to receive these materials by following the instructions we provide later in this Proxy Statement under Delivery of Proxy Materials to Households.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "plans," "may," "will," "estimates," "targets," "intends," "forecasts," "sees," "feels," "commits," "assumes," "envisions," "is on track," or words of similar meaning. They include statements regarding anticipated growth and trends in our businesses and markets, industry outlooks and demand drivers, technology transitions, our businesses, strategies and financial performance, our investment and growth strategies, our development of new products and technologies, the impact of tariffs and trade policy, our financial services operations and credit portfolio, cybersecurity and data privacy, product safety and liability matters, our sustainability strategies and targets, and other statements that are not historical fact, and actual results could differ materially. Factors that could cause actual results to differ include, among others, the Company's ability to: develop and begin to implement a new strategic plan; manage supply chain and logistics issues, including without limitation quality issues, unexpected interruptions or price increases caused by supplier volatility, raw material shortages, inflation, war or other hostilities, or natural disasters and longer shipping times and increased logistics costs; and manage and predict the impact that new, reinstated or adjusted tariffs may have on the Company's ability to sell products domestically and internationally, and the cost of raw materials and components, including tariffs recently imposed or that may be imposed by the U.S. on foreign goods or rebalancing or other tariffs recently imposed or that may be imposed by foreign countries on U.S. goods, as well as matters noted by the Company in its filings with the SEC, including but not limited to those described under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026 and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and we undertake no obligation to update any such statements.

WEBSITE REFERENCES

References to websites in this Proxy Statement are provided for convenience only, and information contained on any such website is not incorporated by reference into this Proxy Statement.

DEFINITION OF KEY TERMS

As used in this Proxy Statement, "we," "our," the "Company" or "Harley-Davidson" refers to Harley-Davidson, Inc. We operate in three segments: the Harley-Davidson Motor Company (HDMC) segment, the LiveWire (LiveWire) segment and the Harley-Davidson Financial Services (HDFS) segment. We also use the following capitalized terms and acronyms, not otherwise defined in the Compensation Discussion & Analysis (CD&A) in this Proxy Statement:

Term	Definition
Annual Meeting	Harley-Davidson 2026 Annual Meeting of Shareholders to be held on May 21, 2026
Board	Harley-Davidson's Board of Directors
By-laws	Harley-Davidson's Amended and Restated By-laws, dated September 23, 2025
CEO	Chief Executive Officer
NYSE	New York Stock Exchange
Restated Articles of Incorporation	Harley-Davidson's Articles of Incorporation, as amended
SEC	U.S. Securities and Exchange Commission

About Harley-Davidson


MOTOR
HARLEY-DAVIDSON
CYCLES

Our Business[1]

Milwaukee, WI Headquarters	**1903** Founded	**1986** Listed (NYSE: HOG)	**34** Global facilities
1,174 Global dealers	**5,500** Employees	**$4.47B** Revenue	**3** Business segments


HARLEY
DAVIDSON
MOTOR
CO.



(1) as of December 31, 2025

Our Community

STEAM (SCIENCE, TECHNOLOGY, ENGINEERING, ARTS & MATH)

The Company's STEAM initiatives inspire future innovators and develop skilled talent. In 2025, we completed construction of a new STEAM Lab at our historic Juneau Avenue campus in Milwaukee and served as the principal sponsor of the BUILD Moto Mentor Program, providing experiences for 14 high school teams (90+ students).





DAVIDSON PARK

Opened in June 2024, Davidson Park is a public park on Harley-Davidson's Juneau Avenue campus in Milwaukee's Near West Side neighborhood. Developed by the Harley-Davidson Foundation, this urban oasis features unique design elements, natural beauty and free amenities for daily enjoyment and special events. The park serves as a hub for the community and reflects our commitment to enhancing our legacy by enriching our local community.



LET'S RIDE CHALLENGE® – RIDE FOR HEROES

From March 28 to October 31, 2025, 29,000+ riders came together for the 2025 Let's Ride Challenge® – Ride for Heroes, logging an incredible 83.4 million miles, surpassing the 50 million mile goal. Harley-Davidson donated $1 million to organizations supporting military members, veterans and first responders.



GLOBAL EVENTS

In 2025, Harley-Davidson organized or attended 20+ rallies, including the iconic Sturgis Bike Week, Homecoming, European Bike Week, and Asia Harley Days. Collectively, these events attracted more than 1 million attendees.






LIFE MEMBER




WELCOME RIDER
HARLEY-DAVIDSON

Our Dealers

GLOBAL DEALER FORUM

In October 2025, Harley-Davidson reenergized its dealer network by holding our first Global Dealer Forum since 2019. Held in Milwaukee, Wisconsin, the event brought together more than 1,100 dealer owners and staff, 300 H-D staff, members from our Board of Directors and other strategic partners to connect, celebrate and share opportunities for the road ahead.








HARLEY
DAVIDSON



2025 Highlights: Shifting Gears for the Road Ahead

NEW PRESIDENT & CEO AND INDEPENDENT CHAIRMAN

In 2025, the Board and Company implemented significant changes to its corporate governance structure, director composition and executive leadership team to strengthen independent oversight, accountability and long-term value creation. The Board transitioned from a combined President/Chairman structure to an independent Chairman structure, reinforcing oversight independence, accountability and governance effectiveness. As part of this transition and following the retirement of two Directors, the Board undertook thoughtful refreshment of its composition. Further, in April 2025, the Board confirmed that it had initiated a CEO search process in Q4 2024 after former Chairman, President and CEO Jochen Zeitz expressed his interest in retiring from the Company in 2025. On October 1, 2025, Artie Starrs officially became President and CEO, and Mr. Zeitz stepped down as Chairman, President and CEO, transitioning to a senior advisor role to support continuity into early 2026. Related to this CEO change, the executive leadership team has undergone additional changes to ensure the Company is well-positioned for the road ahead. The Company continues to take targeted actions to improve our strategic initiatives, corporate culture, operations and stakeholder engagement. We believe the changes we have implemented and the steps we are taking will align governance and oversight with the Company's strategic priorities and create value for our shareholders, dealers, employees and customers.

ENHANCED OVERSIGHT AND BOARD REFRESHMENT

The transition from a combined President/Chairman structure to an independent Chairman structure reflects the Board's deliberate commitment to ensuring strong operational execution while providing experienced oversight. This structure is designed to strengthen the Board's oversight of management and reinforce the clear separation of management and governance responsibilities. This approach demonstrates the Board's focus on best-in-class leadership and accountability and is in-line with evolving governance standards. In addition to modifying the Chairman structure, the Board also welcomed three new independent Directors in 2025. These individuals bring valuable perspectives and insights to our business. The new independent Chairman and the three new Directors are listed below and further discussed in the Board Refreshment section of our Proxy Statement.

Troy Alstead
- Appointed Chairman October 2025

Lori Flees
- Appointed May 2025

Daniel J. Nova
- Appointed September 2025

Matthew J. Reintjes
- Appointed September 2025

NEW EXECUTIVE LEADERSHIP

In connection with the appointment of the Company's new President and CEO, strategic leadership changes were also implemented, including new leadership appointments, to help shape the future at Harley-Davidson.

Artie Starrs
- Appointed President and CEO
- Effective October 1, 2025

Jonathan Root
- Appointed Chief Commercial Officer (and continued as Chief Financial Officer)
- Effective January 1, 2026

Bryan Niketh
- Appointed Chief Operating Officer
- Effective January 1, 2026

Matt Ryan
- Appointed Chief Marketing and Technology Officer
- Effective December 8, 2025

NEW FINANCIAL FLEXIBILITY WITH HDFS & KKR & PIMCO STRATEGIC TRANSACTION

In Q4 2025, Harley-Davidson completed a strategic transaction involving Harley-Davidson Financial Services (HDFS), KKR & Co. Inc. (KKR) and Pacific Investment Management Company LLC (PIMCO), reinforcing the strength and flexibility of the Company's financial services platform. This transaction represents a meaningful step in optimizing the Company's portfolio and balance sheet to support sustainable growth.

- **Sold approximately $6B of existing HDFS retail finance receivables**
- **Monetized HDFS through sale of 9.8% of common equity to KKR and PIMCO**
- **Facilitated a dividend of $1B from HDFS to the Company in Q4 2025**

Proxy Statement Overview



This overview provides information that you should consider before voting on the items presented at this year's Annual Meeting. This overview does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Voting Matters

		Board Recommendation	See Page
1	**To elect eight Directors to the Board of Directors** • All nominees of the Board have the experience, qualifications and skills necessary to provide effective oversight of the Company and guide the Company's strategic direction • All nominees are independent except for our President and CEO	FOR each director nominee	17 →
2	**To approve, by advisory vote, the compensation of our Named Executive Officers (NEO)** • NEO compensation is set annually based on market data of our peers, with payouts dependent on actual performance outcomes • A significant amount of our NEOs' pay is delivered through performance-based incentives	FOR	52 →
3	**To approve an amendment to the Harley-Davidson, Inc. 2020 Incentive Stock Plan to increase the number of shares of our common stock authorized under the plan** • This proposal aligns employee incentives with long-term shareholder value while maintaining disciplined market competitive dilution • Approval preserves the Company's ability to attract and retain key talent under an existing shareholder-approved equity framework	FOR	90 →
4	**To ratify the selection of Ernst & Young LLP (EY) as our independent registered public accounting firm for the fiscal year ending December 31, 2026** • EY consistently performs at a high level while maintaining independence and professional objectivity • EY has extensive institutional knowledge of the Company's industry and internal control environment	FOR	99 →
5	**Shareholder proposal regarding a climate transition plan**	AGAINST	104 →

ITEM 1

To elect eight Directors to the Board of Directors

✔ **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of its eight Director nominees.**

Governance Highlights

2026 DIRECTOR NOMINEE SNAPSHOT[1]

Troy Alstead



INDEPENDENT

Chairman of the Board of Directors of Harley-Davidson, Inc.
Founder & CEO of Ocean5
Former COO & CFO of Starbucks Corp.

Age: **63**
Director Since: **2017**
Other Current Public Directorships: **3**
Board Committees:

AFC (CHAIR) | NCGC

Lori Flees



INDEPENDENT

President and Chief Executive Officer of Valvoline Inc.

Age: **55**
Director Since: **2025**
Other Current Public Directorships: **1**
Board Committees:

HRC | NCGC | SSC

Allan Golston



INDEPENDENT

President, US Program for the Gates Foundation

Age: **59**
Director Since: **2017**
Other Current Public Directorships: **1**
Board Committees:

AFC | NCGC (CHAIR)

Rafeh Masood



INDEPENDENT

Chief Growth and Digital Officer of Royal Caribbean Group

Age: **47**
Director Since: **2022**
Other Current Public Directorships: **0**
Board Committees:

AFC | NCGC

Daniel J. Nova



INDEPENDENT

General Partner of Highland Capital Partners, LLC

Age: **64**
Director Since: **2025**
Other Current Public Directorships: **2**
Board Committees:

HRC | NCGC | SSC

Matthew J. Reintjes



INDEPENDENT

President and Chief Executive Officer of YETI Holdings, Inc.

Age: **50**
Director Since: **2025**
Other Current Public Directorships: **1**
Board Committees:

AFC | NCGC

Artie Starrs



President and Chief Executive Officer of Harley-Davidson, Inc.

Age: **49**
Director Since: **2025**
Other Current Public Directorships: **1**

Maryrose Sylvester



INDEPENDENT

Former President and Chief Executive Officer of Current by GE

Age: **60**
Director Since: **2016**
Other Current Public Directorships: **3**
Board Committees:

HRC (CHAIR) | NCGC | SSC (CHAIR)

KEY

AFC	HRC	NCGC	SSC
Audit and Finance Committee	Human Resources Committee	Nominating and Corporate Governance Committee	Sustainability and Safety Committee

(1) James Duncan Farley, Jr., a Director since 2021, is not standing for re-election and will depart from the Board at the time of the Annual Meeting. Mr. Farley currently serves as a member of the Audit and Finance Committee and Nominating and Corporate Governance Committee. Effective at the commencement of the Annual Meeting, the size of the Board will decrease from nine Directors to eight Directors.

DIRECTOR NOMINEE DEMOGRAPHICS

Avg. Age


55.9
years
47-53 years
54-58 years
59-64 years

Avg. Tenure


4.5
years
1-5 years
6-10 years

Diversity


50%
ethnically
and/or gender
diverse

Independence


7/8
independent

BOARD REFRESHMENT

Board Changes in the Past 5 Years

5

New Independent Directors have been appointed to the Board since 2021

6

Independent Directors have left the Board since 2021

DIRECTOR NOMINEE SKILLS

- Strategic Leadership — **8**/8
- Finance/Accounting — **8**/8
- Branding and Consumer Marketing — **5**/8
- International Business — **7**/8
- Retail — **6**/8
- Technology / Digital / Cyber — **5**/8
- Public Company Leadership and/or Board Experience — **8**/8
- Manufacturing / Operations Management — **3**/8
- Engineered Product Development — **2**/8

2025 SHAREHOLDER ENGAGEMENT HIGHLIGHTS

We **offered meetings** to our top 25 shareholders representing approximately


70%
of all
outstanding
shares

We **held meetings** with shareholders representing approximately


55%
of all
outstanding
shares


60%
of our
institutional
shares

Key Participants

- Independent Directors, including the Presiding Director/ Chairman and certain committee Chairs
- President and CEO
- Executive leaders, including the Chief Financial and Commercial Officer, the Chief Legal, Compliance and Corporate Affairs Officer and the Chief Human Resources Officer

Key Topics Discussed

- Corporate governance, including Board composition and oversight
- Shareholder campaign to withhold votes
- Dealer relations and employee sentiment
- Executive leadership transition

Please see page 42 for additional details regarding our shareholder engagement program.

ITEM
2

To approve, by advisory vote, the compensation of our Named Executive Officers

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

In recognition of the significance of executive compensation for our shareholders, and in accordance with SEC regulations, we provide shareholders with an opportunity to approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers (NEOs). Through this advisory vote, we are soliciting shareholder input regarding NEO compensation as presented in the Compensation Discussion and Analysis section and related tables within this Proxy Statement, in compliance with SEC disclosure requirements.

Executive Compensation Highlights

Our executive compensation goals and guiding principles emphasize pay-for-performance. We base several elements of our compensation upon delivering high levels of performance relative to performance measures that the Human Resources Committee has approved. For example: (i) the annual Short-Term Incentive Plan (STIP) and our performance shares require that we achieve financial performance before recipients are entitled to this compensation; and (ii) the equity component of our compensation program provides greater financial benefits when our stock price is increasing. Our goals and guiding principles are as follows:

Pay-for-performance	Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met;
Align interests with those of our shareholders	Use equity-based awards and stock ownership requirements to focus management on sustainable long-term growth and share price appreciation;
Encourage outcomes and behaviors	Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks;
Align measures with our strategy and operating plan	Select performance measures that reflect our strategic objectives with goals that are challenging yet achievable during the applicable period; and
Target pay competitively and appropriately	Typically set target compensation to be competitive with the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

Pay Mix

The majority of target total direct compensation for our NEOs, including the CEO, is at-risk variable compensation, with a significant emphasis on equity-based compensation. Our approach reflects our compensation philosophy: pay-for-performance. The following graphs set out the relative values of the elements of the target total direct compensation of our CEO and the other NEOs for 2025.

CEO Pay Mix


34.2%
Long-term Incentives (Performance Shares)
12.7%
Base Salary (Cash)
18.9%
Short-term Incentives (Cash)
34.2%
Long-term Incentives (Restricted Stock Units)
87.3%
Performance and Equity Based pay

Other NEO Pay Mix


23.7%
Long-term Incentives (Performance Shares)
29.5%
Base Salary (Cash)
23.7%
Long-term Incentives (Restricted Stock Units)
23.1%
Short-term Incentives (Cash)
70.5%
Performance and Equity Based pay

CEO pay mix reflects only the target total direct compensation for Mr. Starrs for 2026 that the Committee approved in 2025 and does not include the one-time amounts awarded in 2025. Other NEO pay mix is an average of target total direct compensation for the other NEOs except Mr. Zeitz and excludes any one-time amount we awarded to Mr. Ryan in 2025.

ITEM 3

To approve an amendment to the Harley-Davidson, Inc. 2020 Incentive Stock Plan to increase the number of shares of our common stock authorized under the plan

✔ **Our Board of Directors unanimously recommends a vote "FOR" increasing the number of shares of our common stock authorized under the 2020 Incentive Stock Plan.**

ITEM 4

To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026

✔ **Our Board of Directors unanimously recommends a vote "FOR" ratifying the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.**

ITEM 5

Shareholder proposal regarding a climate transition plan

✖ **Our Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal regarding a climate transition plan.**

We will also take action upon any other business as may properly come before the 2026 Annual Meeting and any adjournments or postponements of that meeting.

The Board or proxyholders will use their discretion on other matters that may arise at the Annual Meeting to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.



PROPOSAL

1

Election of Directors

The Board of Directors Recommends a Vote “FOR” Each of the Eight Nominees of the Board of Directors

VOTE REQUIRED

Our By-laws provide for majority voting in uncontested Director elections. Since this is an uncontested election, each Director nominee must receive votes “for” representing more than 50% of the votes cast with respect to such nominee to be elected. For this purpose, votes cast include both votes “for” a nominee and direction to withhold authority with respect to the nominee’s election. Abstentions and broker non-votes are excluded from the vote calculation. If an incumbent Director is not elected, such Director must promptly tender their resignation following certification of the shareholder vote. The resignation shall become effective sixty days after certification unless the reviewing Directors determine that there is a compelling reason or reasons to reject it, which the Company must disclose. If a Director whose resignation was rejected fails to be re-elected at the next election, the resignation will be automatically effective thirty days after the certification, with no ability to reject.

The Board currently consists of nine Directors with terms that expire at the Annual Meeting. The Board regularly reviews and evaluates the desired skills and qualifications of its Directors in relation to the Company's strategic plan and dynamic needs. The eight Director nominees, all of whom are current Directors and five of whom joined the Board in the last five years, bring a diverse range of experiences, perspectives and knowledge.

Our Restated Articles of Incorporation provide for a Board that has between six and fifteen members, with the exact number determined by a majority vote of the Board. The entire Board is elected for a term to hold office until the next Annual Meeting, or until their successors have been elected and qualified.

Unless you specify otherwise, the persons you appointed will vote your shares “FOR” each of the Board's nominees named in this Proxy Statement. Each nominee has consented to being named and has agreed to serve if elected. If any nominee becomes unable to serve, the persons you appointed may vote your shares for a substitute nominee designated by the Board.

Identified on the following pages are the eight Director candidates that the Board has nominated. We provide the following information for each nominee of the Board:

- Name;
- Age as of April 9, 2026;
- Principal occupations for at least the past five years;
- The names of any other public companies where the nominee currently serves as a Director or has served as Director during the past five years; and
- The particular experience, qualifications, attributes, or skills that led the Board to conclude that the nominee should serve as a Director for the Company.

Our Director Nominees



Troy Alstead INDEPENDENT

Chairman of the Board of Directors of Harley-Davidson, Inc.
Founder & CEO of Ocean5 LLC
Former COO & CFO of Starbucks Corp.

Age:	**63**
Director Since:	**February 2017**
Committees:	**Audit and Finance (Chair), Nominating and Corporate Governance**

CAREER HIGHLIGHTS

Harbor O5 LLC, developer and operator of a restaurant (Table 47) and social entertainment center (Ocean5)

- Founder (since 2017)

Starbucks Corporation (Nasdaq: SBUX), an American coffee company and coffeehouse chain

- Chief Operating Officer (2014-2016)
- Chief Financial Officer and Chief Administrative Officer (2008-2014)
- Group President, Global Business Services (2013-2014)
- Joined Starbucks in 1992 and served in a number of operational, general management and finance roles

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Levi Strauss & Co. (since 2012)
- Array Technologies, Inc. (since 2020)
- Heritage Distilling Holding Company (since 2024)

Previous Public Company Boards (Past Five Years):

- Topgolf Callaway Brands Corp. (formerly Topgolf International) (2017-2021)

EDUCATION

- BA, Business Administration, University of Washington

KEY QUALIFICATIONS AND EXPERIENCES

INTERNATIONAL BUSINESS
Spent a decade in Starbucks' international business, providing him the experience to help identify ways to grow the reach and impact of our brand, market share and profits internationally.

FINANCE / ACCOUNTING
Served in a variety of finance roles during his tenure with Starbucks, including six years as the Chief Financial Officer, through which he gained valuable knowledge and insight into the accounting, finance and audit functions of a public company.

MANUFACTURING/OPERATIONS MANAGEMENT
Brings extensive experience in managing a premium brand and maintaining it as a key asset and differentiator.

STRATEGIC LEADERSHIP
Led operating businesses for many years, including divisional leadership internationally and leadership of global operations, providing extensive experience with growth management, organizational development and leadership.



Lori Flees INDEPENDENT

President and Chief Executive Officer of Valvoline, Inc.

Age:	**55**
Director Since:	**May 2025**
Committees:	**Human Resources, Nominating and Corporate Governance, Sustainability and Safety**

CAREER HIGHLIGHTS

Valvoline Inc. (NYSE: VVV), a retail automotive services company

- President and Chief Executive Officer (since October 2023)
- Senior Vice President and President of Valvoline's Retail Services business segment (2022-2023)

Walmart Inc. (Nasdaq: WMT), a multinational retail corporation that operates a broad portfolio of retail and eCommerce businesses

- Senior Vice President and Chief Operating Officer for Walmart Health & Wellness (2020-2022)
- Senior Vice President and General Merchandise Manager for Sam's Club Health & Wellness, the 590-site wholesale club's pharmacy, optical and audiology business (2018-2020)
- Senior Vice President of Next Generation Retail and Principal of Store No. 8 (2017-2019)
- Senior Vice President, Corporate Strategy (2014-2017)

Bain & Company Inc.

- Joined Bain in 1996 and served clients across consumer goods and services, engineering and construction, industrial and oil and gas industries during her 17 years with the firm

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Valvoline, Inc. (since 2023)

Previous Public Company Boards (Past Five Years):

- None

EDUCATION

- BA, Management Systems, GMI Engineering & Management Institute (now Kettering University)
- MBA, Harvard Business School

KEY QUALIFICATIONS AND EXPERIENCES

RETAIL
Oversaw all aspects of Walmart's health and wellness business across more than 4,800 locations, including its COVID vaccination operations.

BRANDING AND CONSUMER MARKETING
Brings deep experience in brand building and consumer marketing, with a strong consumer-centric perspective to support long-term growth.

STRATEGIC LEADERSHIP
Served in several executive leadership roles with experience driving strategic direction and growth of an enterprise, providing her with the experience necessary to evaluate management's strategies and provide guidance on our strategic plan.

TECHNOLOGY / DIGITAL / CYBER
Brings extensive experience driving digital transformation and technology-enabled growth initiatives, enhancing the Board's ability to oversee strategic execution, operational performance and sustainable shareholder value.



Allan Golston INDEPENDENT

President, U.S. Program for the Gates Foundation

Age:	**59**
Director Since:	**February 2017**
Committees:	**Audit and Finance,** **Nominating and Corporate Governance (Chair)**

CAREER HIGHLIGHTS

The Gates Foundation, a private foundation that supports initiatives in education, world health and population and community giving in the Pacific Northwest

- President, U.S. Program (since 2006)
- Chief Financial and Administrative Officer (2000-2006)

Swedish Health Services / Swedish Medical Center (Seattle)

- Director of Finance (1997-2000)

University of Colorado Hospital

- Director of Finance and Controller (1993-1997)

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- T. Rowe Price Group, Inc. (since 2025)

Previous Public Company Boards (Past Five Years):

- Stryker Corporation (2011-2025)

EDUCATION

- BS, Accounting, University of Colorado
- MS, Business Administration, Seattle University

KEY QUALIFICATIONS AND EXPERIENCES

FINANCE / ACCOUNTING

Served in a variety of executive finance roles, including as Chief Financial and Administrative Officer for the Gates Foundation, enabling him to make valuable contributions to our Audit and Finance Committee.

STRATEGIC LEADERSHIP

Spent the last 25 years in executive leadership roles at the Gates Foundation where he gained expertise in initiating and leading strategic projects, including opening and operating offices in India and China, providing the experience necessary to help guide our strategic plan.

PUBLIC COMPANY LEADERSHIP AND/OR BOARD EXPERIENCE

Brings extensive experience working for and investing in organizations that integrate strong business performance with social responsibility to support long-term value creation.



Rafeh Masood INDEPENDENT

Chief Growth and Digital Officer of Royal Caribbean Group

Age: **47**

Director Since: **August 2022**

Committees: **Audit and Finance, Nominating and Corporate Governance**

CAREER HIGHLIGHTS

Royal Caribbean Group (NYSE: RCL), a global cruise and vacation company

- Chief Growth and Digital Officer (since 2022)

Bed Bath & Beyond Inc, a home goods store

- Executive Vice President (EVP) and Chief Customer Officer (2021-2022)
- EVP and Chief Digital Officer (2020-2021)

BJ's Wholesale Club Holdings, Inc., a membership-only warehouse club

- Senior Vice President and Chief Digital Officer (2017-2020)

Dick's Sporting Goods

- Vice President, Customer Innovation Technology (2013-2017)

Carnegie Mellon University's Heinz College of Information Systems and Public Policy

- Adjunct faculty member (since 2021)

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- None

Previous Public Company Boards (Past Five Years):

- None

EDUCATION

- BS, Information Systems, DePaul University
- MBA, DePaul University

KEY QUALIFICATIONS AND EXPERIENCES

RETAIL

Experienced in end-to-end customer experience, ranging from e-commerce merchandising and user experience optimization to omni-channel fulfillment, to support our efforts to enhance customer engagement and drive profitable growth.

BRANDING AND CONSUMER MARKETING

Brings insights into customer engagement and the application of data and artificial intelligence to support the Company's efforts to strengthen brand relevance and reach both current riders and new audiences.

FINANCE / ACCOUNTING

Possesses strong financial oversight, capital allocation and risk management expertise, particularly in digital risk to support the Company's governance and long-term value creation.

TECHNOLOGY / DIGITAL / CYBER

Brings deep expertise in digital transformation, artificial intelligence and omni-channel strategy, providing valuable insight to advance the Company's enterprise capabilities and operational agility.



Daniel J. Nova INDEPENDENT

General Partner of Highland Capital Partners, LLC

Age: **64**

Director Since: **September 2025**

Committees: **Human Resources, Nominating and Corporate Governance, Sustainability and Safety**

CAREER HIGHLIGHTS

Highland Capital Partners, LLC, a venture capital fund

- General Partner (since 1996)

CMG@Ventures

- Partner (1995-1996)
  - Co-led the partnership's investments
  - Also formed Lycos, Inc. and played a lead role from the company's inception through its IPO and eventual sale as a public company

Summit Partners

- Senior Associate (1989-1994)

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- thredUP (since 2012)
- Eversource Energy (Trustee since 2023; Lead Independent Trustee since 2024)

Previous Public Company Boards (Past Five Years):

- Rent the Runway, Inc. (2010-2024)

EDUCATION

- BS, Computer Science and Marketing, Boston College
- MBA, Harvard Business School

KEY QUALIFICATIONS AND EXPERIENCES

PUBLIC COMPANY LEADERSHIP AND/OR BOARD EXPERIENCE
Provides our board with deep corporate governance, finance and capital allocation experience.

STRATEGIC LEADERSHIP
Brings decades of experience advising companies through periods of strategic growth and transition, providing knowledge necessary to help guide the Company's storied legacy and advance its transformation to drive growth and value creation.

TECHNOLOGY / DIGITAL / CYBER
Over nearly three decades, he has advised technology-enabled companies through periods of growth, transformation and public-market readiness, with a focus on strategic governance, capital allocation and operational scale.



Matthew J. Reintjes INDEPENDENT

President and Chief Executive Officer of YETI Holdings, Inc.

Age:	**50**
Director Since:	**September 2025**
Committees:	**Audit and Finance, Nominating and Corporate Governance**

CAREER HIGHLIGHTS

YETI Holdings, Inc. (NYSE: YETI), a global designer, retailer, and distributor of premium outdoor products

- President and Chief Executive Officer (since 2015)

Vista Outdoor Inc., a manufacturer of outdoor sports and recreation products, which, prior to 2015 was operated as a reporting segment of Alliant Techsystems Inc.

- Vice President of the Outdoor Products segment (Feb. 2015-Sept. 2015)

Alliant Techsystems Inc., an aerospace, defense and sporting goods company

- Vice President of Accessories (2013-2015)

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Yeti Holdings, Inc. (since 2016)

Previous Public Company Boards (Past Five Years):

- None

EDUCATION

- BA, Economics, University of Notre Dame
- MBA, University of Virginia's Darden School of Business

KEY QUALIFICATIONS AND EXPERIENCES

BRANDING AND CONSUMER MARKETING
Offers deep experience in building and scaling a premium, global consumer brand, uniquely positioning him to help grow our brand and guide the expansion of our innovation pipeline.

ENGINEERED PRODUCT DEVELOPMENT
Brings experience overseeing engineered product development, including translating consumer and operational insights into scalable, high-quality products through disciplined design, testing and commercialization processes.

MANUFACTURING / OPERATIONS MANAGEMENT
Experience leading manufacturing and operations management, with a focus on production scale up, process optimization, quality control and operational reliability.

STRATEGIC LEADERSHIP
Provides seasoned public-company leadership experience with extensive experience in corporate strategy, brand leadership, new product development and general management processes, providing him the ability to evaluate management's strategies and advise on our strategic plan.



Artie Starrs

President and Chief Executive Officer of Harley-Davidson, Inc.

Age: **49**

Director Since: **October 2025**

Committees: **None**

CAREER HIGHLIGHTS

Harley-Davidson, Inc.

- President and Chief Executive Officer (since 2025)

Topgolf International, Inc., a global sports-entertainment company and a subsidiary of Callaway Golf Company (NYSE: CALY)

- Chief Executive Officer (2021-2025)
  - Responsible for delivering on the overall vision and growth of the brand and establishing it as one of the premier sports entertainment companies in the world
  - Managed a portfolio of over 100 global recreational venues with over 30,000 employees, with a track record of driving growth and financial performance

Pizza Hut, a global restaurant brand and a subsidiary of Yum! Brands, Inc. (NYSE: YUM)

- Global Chief Executive Officer (2019-2021)
- President, Pizza Hut U.S. (2016-2019)
- General Manager, Pizza Hut U.S. (2015-2016)
- Chief Financial Officer, Pizza Hut (2014-2015)
  - Oversaw a global franchise system with more than 18,000 locations across over 110 countries

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Dine Brands Global, Inc. (since 2023)

Previous Public Company Boards (Past Five Years):

- None

EDUCATION

- BA, Economics, Princeton University

KEY QUALIFICATIONS AND EXPERIENCES

RETAIL
A highly skilled business executive with significant experience driving brand growth and consumer marketing initiatives, providing valuable strategic insight to support our iconic motorcycle brand.

BRANDING AND CONSUMER MARKETING
Extensive leadership experience leading popular brands in franchise driven industries, including a strong focus on maximizing and continually improving customer engagement and experience, which will help to guide our initiatives to engage consumers beyond motorcycles.

INTERNATIONAL BUSINESS
Offers deep international business expertise, having overseen complex, asset-intensive global operations and managed complex supply chains, large workforces and international markets - which supports the Company’s global operations.

STRATEGIC LEADERSHIP
Brings strategic leadership experience in setting global growth vision, leading large-scale operations and overseeing an extensive international franchise network



Maryrose Sylvester INDEPENDENT

Former President and Chief Executive Officer of Current by GE

Age: **60**

Director Since: **July 2016**

Committees: **Human Resources (Chair), Nominating and Corporate Governance, Sustainability and Safety (Chair)**

CAREER HIGHLIGHTS

ABB Ltd (NYSE: ABB), a global technology company operating in the areas of electrification, robotics, power, heavy electrical equipment and automation

- U.S. Managing Director and U.S. Head of Electrification (2019-2020)

Current, powered by GE (NYSE: GE), a digital power service business that manufactures and assembles integrated energy systems combining LEDs, solar, storage, onsite power, energy storage, solar power systems for commercial buildings, EV charging and wireless controls systems

- President and Chief Executive Officer (2015-2019)

GE Lighting, a subsidiary of GE that manufactures, sources and sells a full suite of energy-efficient lighting solutions, including systems and controls

- President and CEO (2011-2015)

General Electric (GE) Intelligent Platforms, an industrial automation business and a maker of PLCs, Distributed Control Systems, SCADA systems, IO devices, Manufacturing Software such as MES and HMI and embedded computing systems

- President and CEO (2006-2011)

OTHER PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

- Waste Management, Inc. (since 2021)
- Vontier Corporation (since 2021)
- Flex Ltd. (since 2022)

Previous Public Company Boards (Past Five Years):

- None

EDUCATION

- BS, Procurement and Production Management, Bowling Green State University
- MBA, Cleveland State University

KEY QUALIFICATIONS AND EXPERIENCES

ENGINEERED PRODUCT DEVELOPMENT
Brings extensive knowledge and expertise in engineering product development, including manufacturing software, wireless control systems, energy storage, EV charging, robotics and industrial automation.

MANUFACTURING / OPERATIONS MANAGEMENT
Brings extensive consumer marketing and distribution channel experience as the former CEO of GE Lighting and former CEO and President of GE Intelligent Platforms, which allows her to assess our plans to improve operations and our go-to-market strategy.

PUBLIC COMPANY LEADERSHIP AND/OR BOARD EXPERIENCE
Held executive and leadership positions at various divisions of GE for 19 years, giving her a wide variety of expertise in the management and governance of a public company.

STRATEGIC LEADERSHIP
Provides our Board with valuable insights on enterprise-level strategy and execution informed by her experience leading complex, global businesses through innovation, operational change and market evolution.

Director Skills, Qualifications and Experience

SUMMARY OF 2026 DIRECTOR NOMINEE SKILLS, QUALIFICATIONS AND EXPERIENCE

The Board believes that each Director nominee is highly qualified to serve on the Board and brings relevant leadership skills, qualifications and experience, including experience leading business strategy and a commitment to representing shareholder interests. Our nominees have diverse backgrounds, perspectives and board tenure that support the Board's responsibility to oversee strategy, assess performance and engage with and appropriately challenge management.

In addition to the skills and qualifications matrix summarized in the table below, the Nominating and Corporate Governance Committee also considers the following in its evaluation of Director nominees:

- Principal employment;
- Expertise relevant to the Company's business and strategic priorities;
- Complementary skills, experiences and viewpoints that will add diversity to the Board;
- Availability and time commitments, including service on other public company boards;
- Independence and absence of conflicts of interest under NYSE rules and other applicable laws;
- Financial literacy and expertise; and
- Personal qualities, including strength in character, maturity of thought process and judgment, values and ability to work collegially.

As reflected in its Charter, the Nominating and Corporate Governance Committee has a longstanding practice of including diversity in its selection for Director nominees. The Nominating and Corporate Governance Committee reviews each Director nominee based on the unique perspectives they bring to the Board, such as their business background, professional skills and other relevant attributes that bring diversity to the Board. The Nominating and Corporate Governance Committee is committed to building a diverse Board and integrates this focus into its ongoing refreshment process.

Skills/Qualifications	Alstead	Flees	Golston	Masood	Nova	Reintjes	Starrs	Sylvester
RETAIL	●	●		●		●	●	●
BRANDING AND CONSUMER MARKETING	●	●		●		●	●	
ENGINEERED PRODUCT DEVELOPMENT						●		●
FINANCE / ACCOUNTING	●	●	●	●	●	●	●	●
INTERNATIONAL BUSINESS	●	●	●	●		●	●	●
MANUFACTURING / OPERATIONS MANAGEMENT	●					●		●
PUBLIC COMPANY LEADERSHIP AND/OR BOARD EXPERIENCE	●	●	●	●	●	●	●	●
STRATEGIC LEADERSHIP	●	●	●	●	●	●	●	●
TECHNOLOGY / DIGITAL / CYBER	●	●		●	●			●

The following definitions and reasoning were used in the skills/qualifications matrix:

RETAIL

Experience at an executive level creating and managing channels of distribution, customer experience, product mix, product pricing and product promotion in both digital and analog environments. This is relevant to providing vision and direction for our sales and distribution channels.

FINANCE / ACCOUNTING

Experience at an executive level or expertise with financial reporting, internal controls, finance companies, hedge funds, or public accounting. This is relevant to us because it assists our Directors in understanding our financial statements, understanding our capital structure and overseeing our financial reporting and internal controls.

PUBLIC COMPANY LEADERSHIP AND/OR BOARD EXPERIENCE

Experience as a public company board member, CEO, or other executive position with significant interaction with a public company's board of directors. This experience is important to give insight into our strategic leadership and the appointment, oversight and assessment of leadership.

BRANDING AND CONSUMER MARKETING

Experience at an executive level with customer creation, brand innovation and go-to-market strategy and execution. This is relevant as we seek to develop and strengthen our brand, premium position and customer experience.

INTERNATIONAL BUSINESS

Experience at an executive level overseeing international operations or working outside the U.S. This is important given our global operations and international footprint.

STRATEGIC LEADERSHIP

Experience at an executive level or expertise in driving strategic direction and growth of an enterprise. This provides our Directors with a practical understanding that can be used to evaluate management's strategies and help develop strategies.

ENGINEERED PRODUCT DEVELOPMENT

Experience leading a business or company in which value is created from the development of complex products or technology. This is important to us because we sell complex, highly engineered products.

MANUFACTURING / OPERATIONS MANAGEMENT

Experience at an executive level or expertise in managing a business or company that has significant focus on manufacturing and supply chain. This is relevant to assessing senior management's role of effectively and efficiently operating our production and logistics operations.

TECHNOLOGY / DIGITAL / CYBER

Experience at an executive level or expertise in the use of information technology, digital media, assessment of cyber security threats or other technology to facilitate business objectives. This is important to us as we look for ways to use technology to acquire customers and enhance our internal operations.

Director Nomination Process and Refreshment

The Board proactively evaluates potential Director candidates in anticipation of retirements, resignations, or the need for additional expertise. This disciplined process is designed to ensure the Board maintains strong core competencies in strategic oversight, corporate governance, manufacturing and logistics and global experience and leadership, while also benefiting from diverse skills and perspectives aligned with the Company's current and future priorities. The process for identifying highly qualified Board candidates is described below.

1 Evaluate Board Composition

The Board regularly assesses its composition to confirm that it collectively reflects the appropriate mix of skills, experience and perspectives necessary to support effective oversight of the Company's current and future business strategy, operations and risks.

2 Identify and Assess Potential Candidates

The Nominating and Corporate Governance Committee maintains an ongoing review of potential Director candidates. The Nominating and Corporate Governance Committee works with an independent executive search, corporate culture and leadership consultant to identify candidates for Board consideration. The Nominating and Corporate Governance Committee will also consider Director candidates that shareholders recommend if the shareholder has complied with procedures to recommend the Director candidates. The Chair of the Nominating and Corporate Governance Committee will examine each Director candidate based on the factors the Chair deems relevant, including our current need for qualified candidates and the Chair's view as to whether the candidate has sufficient qualifications for further consideration for nomination as a Director. If the Chair determines that the Nominating and Corporate Governance Committee should consider the candidate, then the Chair will report that determination to the Nominating and Corporate Governance Committee and communicate all relevant information to the Nominating and Corporate Governance Committee.

3 Meet with Qualified Candidates

Director candidates whom the Chair determines are sufficiently qualified for further consideration will meet with members of the Nominating and Corporate Governance Committee and others, as appropriate.

4 Check Conflicts of Interest and References

Each candidate is reviewed to confirm independence, evaluate any potential conflicts of interest and assess references.

5 Nominating and Corporate Governance Committee Dialogue

Following review and discussions, the Nominating and Corporate Governance Committee recommends and nominates candidates for election to the Board.

6 Review by Full Board

Following the Nominating and Governance Committee's evaluation and recommendation, the Board reviews and if appropriate, approves the Director nominee for election after considering the nominee's qualifications, experience, independence, ability to contribute to the effective oversight of the Company and ability to support the Company's strategy.

SHAREHOLDER RECOMMENDATIONS FOR DIRECTOR NOMINEES

The Nominating and Corporate Governance Committee evaluates properly submitted shareholder-recommended candidates using the same standards used to evaluate other candidates and seeks the qualifications, skills and experience set forth on page 26 of this Proxy Statement. Shareholder recommendations for director nominees for the 2027 Annual Meeting of Shareholders, must be received on or before November 10, 2026.

To recommend a director nominee, submit the recommendation in writing to:

The Nominating and Corporate Governance Committee in care of our Corporate Secretary, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653.

Submitting a shareholder recommendation to the Nominating and Corporate Governance Committee does not ensure that shareholders will have an opportunity to vote on the shareholder's candidate because the Nominating and Corporate Governance Committee may determine not to recommend the candidate to the full Board, or the full Board may determine not to recommend the candidate to shareholders. Any shareholder who wants to ensure that shareholders will have an opportunity to vote on the shareholder's candidate has two options:

Shareholder Director Candidates for Inclusion in our Proxy Statement (Proxy Access)

Our By-laws and Restated Articles of Incorporation, as amended, allow for Director candidate nominations through proxy access. Under this proxy access process, a shareholder or group of up to 20 shareholders who collectively have owned at least 3% of the Company's outstanding common stock continuously for at least three years and meet the other requirements and follow the procedures set forth in our By-laws, may seek to include Director nominees in our proxy materials at our annual meeting. The maximum number of Director nominees that may be submitted pursuant to these provisions may not exceed 20% of the total number of Directors, rounded down to the nearest whole number (but not less than two) (the "Cap"), provided that the shareholders and nominees satisfy the requirements specified in the By-laws. The following individuals will count toward the Cap: (i) any existing Director if originally nominated and elected under the proxy access By-law within the last two years and whose reelection at the upcoming annual meeting is being recommended by the Board; (ii) any nominee who is subsequently withdrawn or that the Board itself decides to nominate for election at that annual meeting (*e.g.*, pursuant to a settlement); and (iii) any nominee for whom the Company received one or more valid shareholder notices nominating such persons for election under the advance notice provision of the Company's Restated Articles of Incorporation within the two preceding years.

We must receive notice of a shareholder's Director nomination for the 2027 Annual Meeting of Shareholders pursuant to the proxy access By-law provision no sooner than November 10, 2026 and no later than December 10, 2026. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2027 Annual Meeting of Shareholders.

Shareholder Nominations of Director Candidates at an Annual Meeting

In accordance with our By-laws and Restated Articles of Incorporation, as amended, a shareholder may nominate a Director candidate for the shareholders to vote on at the 2027 Annual Meeting of Shareholders. To give that proper notice, a shareholder must comply with the detailed and specific terms and time periods of our Restated Articles of Incorporation as supplemented by our By-laws. Our Restated Articles of Incorporation state that a shareholder must give written notice that complies with the Restated Articles of Incorporation and By-laws to our Corporate Secretary not less than 60 days before the date in 2027 corresponding to the date we released this Proxy Statement to our shareholders. Because we anticipate mailing the Notice of Internet Availability of Proxy Materials on April 9, 2026, we must receive notice of a nomination for a Director candidate for shareholders to consider at the 2027 Annual Meeting of Shareholders no later than February 8, 2027. Even if a shareholder delivers a timely notice and otherwise complies with the terms and time periods of our Restated Articles of Incorporation and By-laws, we will not be obligated to name the shareholder's candidate in our Proxy Statement. Also, shareholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must comply with the additional requirements of SEC Rule 14a-19(b).

RECENT BOARD REFRESHMENT

Board refreshment remains a priority for the Board. The Board recognizes the importance of regular refreshment and committee rotation to address the Company's evolving needs and to introduce fresh perspectives. The Board continued its refreshment efforts in 2025 and added three new independent Directors: Lori Flees, Daniel J. Nova and Matthew J. Reintjes. This refreshment further strengthened the Board's overall mix of experience, perspectives and skill sets. These Directors were nominated as part of the Board's standard succession planning process.

These actions reflect the Board's commitment to maintaining an appropriately qualified, engaged, and forward-looking group of Directors aligned with the Company's strategic priorities and oversight responsibilities, while continuing to benefit from fresh perspectives as the business evolves. The skills chart below highlights the areas of expertise these new Directors bring to the Board.

The Nominating and Corporate Governance Committee plays a central role in these efforts, regularly evaluating the attributes, skills, experience and expertise needed by the Board to determine its membership, size and long-term composition. The Nominating and Corporate Governance Committee maintains an evergreen board search and succession planning process, supported by an independent, nationally recognized search firm, and regularly assesses the effectiveness of the Board's refreshment efforts and overall Board composition. The Nominating and Corporate Governance Committee used this firm to identify Ms. Flees and Messrs. Nova and Reintjes as candidates for the Board.

Board Additions in 2025



Lori Flees
President & CEO of Valvoline, Inc.



Daniel J. Nova
General Partner of Highland Capital Partners, LLC



Matthew J. Reintjes
President & CEO of YETI Holdings, Inc.

Skills Brought By New Directors

- **Retail**
- **Branding and Consumer Marketing**
- **Engineered Product Development**
- **Finance / Accounting**
- **Technology / Digital / Cyber**
- **International Business**
- **Manufacturing / Operations Management**
- **Strategic Leadership**
- **Public Company Leadership and/or Board Experience**


38%
6-10 years
4.5 Years
average
tenure
63%
0-5 years

The Board seeks to balance the institutional knowledge of longer-tenured Directors with the fresh perspectives and skills of newer members. The Board believes the average tenure of approximately 4.5 years among the eight Director nominees reflects this balanced approach and supports effective oversight. The Board regularly evaluates its composition and intends to continue refreshing its membership over time.

Director Independence

The Board has affirmatively determined that seven of our eight Director nominees, Mmes. Flees and Sylvester and Messrs. Alstead, Golston, Masood, Nova and Reintjes, are independent Directors pursuant to NYSE rules. Mr. Starrs does not currently qualify as independent because he serves as our President and CEO. In addition, the Board previously determined that James Duncan Farley, Jr., who is not standing for re-election, was "independent" pursuant to NYSE rules.

For additional information, please see the "Certain Transactions" section of this Proxy Statement.

Policies and Practices Regarding Board Service

MANDATORY RETIREMENT POLICY

Under our By-laws and Corporate Governance Policy, Directors are required to tender their retirement following their 75th birthday, unless the Board approves an exception in advance of the election at which the Director would stand for reelection. This retirement policy is administered by the Nominating and Corporate Governance Committee and is intended to support Board refreshment and long-term succession planning. The Board shall consider whether to accept such resignation in the interests of the Company; resignations that are accepted by the Board are effective immediately upon acceptance by the Board or such later date as determined by the Board.

OTHER BOARD SERVICE LIMITATIONS

Pursuant to the charter of the Nominating and Corporate Governance Committee, Directors may serve on no more than four public company boards, including the Company, and may serve on no more than three audit committees, including the Company. In addition, under the Company's Corporate Governance Policy, Directors are required to submit their resignation to the Board upon the occurrence of a substantial change in their employment, occupation, or principal responsibilities, or if a conflict of interest arises.

MAJORITY VOTE STANDARD FOR DIRECTORS AND DIRECTOR RESIGNATION POLICY

Our By-laws have a majority voting standard for the election of Directors for uncontested elections. Since this is an uncontested election, the number of votes cast favoring each Director nominee's election must exceed 50% of the total number of votes cast with respect to that nominee's election, including any votes withheld, for shareholders to elect the nominee. If an incumbent Director is not elected, such incumbent Director must tender their resignation to the Board promptly following certification of the shareholder vote. The incumbent Director's tendered resignation letter shall become effective sixty days after the election vote is certified unless the reviewing Directors decide to reject the resignation; the reviewing Directors shall accept a tendered resignation unless they determine that there is a compelling reason or reasons to not accept the resignation, which the Company must disclose. In addition, when a Director whose resignation is rejected remains on the Board as a holdover Director but fails to be re-elected at the next election of Directors, their tendered resignation will be automatically effective thirty days after the certification of the election vote, with no ability to reject the tendered resignation.



Corporate Governance

The Board believes that strong corporate governance practices and shareholder rights are important. The following table highlights the Board's robust corporate governance practices and the Company's shareholder rights.

Board and Governance Best Practices

Board Summary	Shareholder Rights Summary
• Separate and independent Chairman	• 10% of shareholders can call a special meeting
• Majority voting for Directors with robust resignation policy for holdover Directors and plurality carve-out for contested elections	• No material restriction on the right to call special meeting
• Director stock ownership requirement	• No supermajority vote for M&A transactions
• Board nominees 88% independent and 50% diverse	• No poison pill
• No Directors on excessive number of boards	• No dual-class stock
• Annual election of all Directors	• Proxy access
• Five independent Directors appointed in the last 5 years	• No material restriction on shareholders amending By-laws or Articles of Incorporation
• Maintain Board-level risk oversight	• No cumulative voting

Board Structure and Operations

BOARD LEADERSHIP STRUCTURE

Currently, our Board is led by Mr. Alstead, who was appointed non-executive, independent Chairman of the Board on October 1, 2025. Prior to that appointment, Mr. Zeitz, our former President and CEO, served as Chairman of the Board, and Mr. Alstead served as Presiding Director in accordance with our Corporate Governance Policy, which requires the election of a Presiding Director when the Chairman is not independent. The Presiding Director was responsible for supporting the Board's governance function, including: (i) presiding over executive sessions of the non-management and independent Directors, (ii) coordinating Board agendas and information flow with management and (iii) serving as the point of contact for interested parties who wish to communicate with the independent Directors.

Our Corporate Governance Policy gives the Board the flexibility and authority to determine the most appropriate leadership structure for the Company based on its circumstances to meet the needs of the Company and best interests of all shareholders. Effective upon the appointment of Mr. Starrs as President and CEO, the Board appointed Mr. Alstead as our non-executive Chairman. The Board believes the current structure, where the CEO and Chairman roles are separated, allows Mr. Starrs to focus on executing the Company's business strategy and operations while an independent Chairman strengthens the Board's ability to oversee management and reinforces the clear separation of management and governance responsibilities.

Board Governance and Leadership

- The Board maintains separate CEO and Chairman roles to allow the CEO to focus on executing the Company's strategy and operations, while an independent Chairman strengthens the Board's ability to oversee management.
- The Board believes the following ensures an appropriate level of management oversight and independence:
  - (i) the number of independent and experienced Directors on the Board;
  - (ii) the Committees' oversight of risk management responsibilities, as discussed below; and
  - (iii) the Chairman's independent oversight and responsibilities.

Chairman of the Board

The primary roles of the Chairman of the Board are:

- Manage the governance of the Board;
- Serve as a liaison between the President and Chief Executive Officer and other Directors, preside at all meetings of the Board, including all executive sessions of the non-management and/or independent Directors;
- Call meetings of the non-management and/or independent Directors; and
- Serve as a contact for interested parties who wish to communicate with non-management Directors.



Chairman of the Board
Troy Alstead



President and Chief Executive Officer
Artie Starrs

Committee Chairs

Troy Alstead
Audit and Finance



Maryrose Sylvester
Human Resources, Sustainability and Safety



Allan Golston
Nominating and Corporate Governance



COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit and Finance Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee and the Sustainability and Safety Committee. Each Committee is led by an independent Committee chairperson. The Corporate Governance link at https://investor.harley-davidson.com contains the charter for each of the Committees. We are not including the information contained on our website or the Committee charters as part of, or incorporating them by reference into, this Proxy Statement. The following describes the Committees and identifies their members as of April 9, 2026.

Audit and Finance Committee

100% INDEPENDENT

Members:

- Troy Alstead*, Chair
- James Duncan Farley, Jr.*
- Allan Golston*
- Rafeh Masood
- Matthew J. Reintjes*

* SEC Financial Expert



AUDIT AND FINANCE COMMITTEE RESPONSIBILITIES IDENTIFIED IN ITS CHARTER INCLUDE:

- oversight of the integrity of our financial statements and the financial reporting process;
- oversight of the systems of internal control over financial reporting;
- oversight of the internal audit function;
- oversight of cybersecurity risks;
- retention, compensation, and termination of the independent registered public accounting firm;
- oversight of the annual independent audit of our financial statements;
- review of independent registered public accounting firm's qualifications and independence;
- oversight of liquidity, hedging, and risk management matters;
- oversight of capital structure matters;
- review of matters within the responsibility of the Company's Retirement Plans Committee;
- oversight of compliance with legal and regulatory requirements; and
- review with management the Company's tax strategy and planning.

Number of Meetings in 2025: 11

2025 Meeting Attendance: 100%

2025 HIGHLIGHT

- Provided rigorous oversight of financial reporting, risk management and capital allocation in a period of continued transformation and evolving regulatory requirements

KEY MEMBER SKILLS

- Finance / Accounting
- Technology / Digital / Cyber
- International Business

In December 2025, the Audit and Finance Committee reviewed its Charter and recommended to the Board that no changes were necessary.

The Board has determined that all members of the Audit and Finance Committee are independent and financially literate pursuant to NYSE rules. The Board has also determined that Messrs. Alstead, Farley, Golston and Reintjes are audit committee financial experts within the meaning of the rules of the SEC. The "Audit and Finance Committee Report" starting on page 101 discusses the functions of the Audit and Finance Committee and its activities during fiscal year 2025.

The head of the Internal Audit function has a direct reporting line to the Audit and Finance Committee. The Audit and Finance Committee Charter specifically provides that the head of the Internal Audit function is accountable to the Board and the Audit and Finance Committee and that the Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate and replace the head of the Internal Audit function. For more information on the Internal Audit function, please see the "Audit and Finance Committee Report," starting on page 101.

Human Resources Committee

100% INDEPENDENT





Members:

- Maryrose Sylvester, Chair
- Lori Flees
- Daniel J. Nova

HUMAN RESOURCES COMMITTEE RESPONSIBILITIES IDENTIFIED IN ITS CHARTER INCLUDE:

- establish goals and objectives with the CEO and evaluate at least annually the performance of the CEO in light of these goals and objectives;
- review the Company's management overall to develop a CEO succession plan for recommendation to the Board;
- review and approve the total compensation of the CEO on an annual basis, including base salary, with input from all independent Directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting the Board's goals and objectives related to the CEO's total compensation;
- review overall compensation policies, and plans for executive officers and other employees and, if necessary, recommend plans to shareholders;
- produce a report on executive compensation and review the Compensation Discussion and Analysis that we must include in our Proxy Statement;
- exercise the authority of the Board to adopt and amend compensation plans for executive officers and other employees, and recommend plans to shareholders;
- evaluate Company management performance overall and recommend management successors;
- review with management and make recommendations to the Board regarding the selection and retention of officers of the Company;
- review, approve, and administer any Clawback Policy or provisions allowing the Company to recoup or otherwise recover compensation paid or payable to current and former executive officers and other employees of the Company;
- make recommendations to the Board regarding the Company's stock ownership requirements as they relate to members of the Board, the Company's executive officers and its senior leaders and monitor compliance with such requirements;
- review potential conflicts of interest, disclosure of any related waivers, and any other potential Code of Conduct violations by any of our executive officers (other than the CEO);
- make determinations regarding shareholder advisory votes on the compensation of NEOs;
- review our policies applicable to executive officers regarding trading and hedging involving Company securities; and
- exercise the authority of the Board to review, establish, amend and revise Board compensation levels, plans and policies and, to the full extent permitted by rules of the New York Stock Exchange and applicable laws, regulations and rules, exercise the authority of the Board to adopt, administer and amend compensation plans for Directors and recommend such plans to shareholders, as appropriate and required.

Number of Meetings in 2025: 4

2025 Meeting Attendance: 100%

2025 HIGHLIGHT

- Oversaw executive compensation with a continued focus on aligning pay-for-performance outcomes with business strategy, leadership accountability and shareholder value creation

KEY MEMBER SKILLS

- Manufacturing / Operations Management
- Public Company Leadership and/or Board Experience
- Strategic Leadership

In December 2025, the Human Resources Committee reviewed its Charter and recommended to the Board, and the Board approved, revisions to the charter to align policy references within the charter to updated Company policies.

The Board has determined that all members of the Human Resources Committee are independent under NYSE rules.

Nominating and Corporate Governance Committee

100% INDEPENDENT










Members:

- Allan Golston, Chair
- Troy Alstead
- James Duncan Farley, Jr.
- Lori Flees
- Rafeh Masood
- Daniel J. Nova
- Matthew J. Reintjes
- Maryrose Sylvester

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE RESPONSIBILITIES IDENTIFIED IN ITS CHARTER INCLUDE:

- identify and make recommendations to the Board on individuals qualified to serve as Board members consistent with the criteria that the Board has approved;
- review and recommend the re-nomination of current Directors;
- review and recommend Committee appointments;
- lead the Board in its annual review of the Board's and its Committees' performance;
- provide input to the Human Resources Committee on the performance of the CEO in meeting their goals and objectives and concerning the CEO's total compensation;
- maintain our Code of Conduct and review and approve any revisions to the Supplier Code of Conduct;
- maintain a process for review of potential conflicts of interest;
- review potential conflicts of interest and other potential Code of Conduct violations by our CEO or Directors;
- review the disclosure of any waivers of conflicts of interest or other Code of Conduct violations by our CEO or Directors;
- review and reassess annually our Corporate Governance Policy and recommend any proposed changes to the Board for approval;
- identify, consider, and recommend to the Board potential nominees for Director (including incumbent directors):
- consider and evaluate potential nominees for Director that a shareholder of the Company recommends;
- consider and make recommendations to the Board concerning any resignation submitted by a Director;
- appoint a Presiding Director when the Chairman is not independent who will: (i) preside at the executive sessions of the non-management and/or independent directors; and (ii) serve as a contact for interested parties who wish to communicate with non-management directors;
- review our policies applicable to Directors regarding trading and hedging involving Company securities; and
- perform other related tasks, such as studying and making recommendations to the Board concerning the size and Committee structure of the Board.

Number of Meetings in 2025: 4

2025 Meeting Attendance: 100%

2025 HIGHLIGHT

- Led significant Board refreshment and governance oversight, including identifying and evaluating Director candidates aligned with the Company's evolving strategic needs

KEY MEMBER SKILLS

- Strategic Leadership
- Public Company Leadership and/or Board Experience
- International Business

In December 2025, the Nominating and Corporate Governance Committee reviewed its Charter and recommended to the Board that no changes were necessary.

The Board has determined that all members of the Nominating and Corporate Governance Committee are independent under NYSE rules.

Sustainability and Safety Committee

100% INDEPENDENT





Members:

- Maryrose Sylvester
- Lori Flees
- Daniel J. Nova

SUSTAINABILITY AND SAFETY COMMITTEE RESPONSIBILITIES IDENTIFIED IN ITS CHARTER INCLUDE:

- monitor the social, political, environmental, public policy, legislative and regulatory trends, issues, and concerns that could affect the Company's sustainability models, processes, resources, activities, strategies and other capabilities, and make recommendations to the Board and management regarding how the Company should respond to social and environmental trends, issues and concerns to more effectively achieve its sustainability goals;
- monitor the Company's safety performance, initiatives, policies processes, general safety trends, issues and concerns that could affect the Company's customers, employees, or other stakeholders, and make recommendations to the Board and management regarding how the Company should address these matters;
- assist management in setting strategy, establishing goals, and integrating social, environmental and safety shared value creation and inclusion into daily business activities across the Company consistent with sustainable growth;
- review new technologies and other innovations that will permit the Company to: (i) achieve sustainable growth without growing our environmental impact; and (ii) enhance the Company's safety initiatives; and
- consider the impact that the Company's sustainability policies, practices and strategies have on employees, customers, dealers, suppliers, the environment and the communities in which the Company operates and where its customers ride.

Number of Meetings in 2025: 3

2025 Meeting Attendance: 100%

2025 HIGHLIGHTS

- Enhanced oversight of climate risk management, workplace safety and product safety to support responsible operations.
- Oversaw completion of a climate risk assessment and scenario analysis to inform oversight of climate-related risks,

KEY MEMBER SKILLS

- Strategic Leadership
- Manufacturing / Operations Management
- Engineered Product Development

In December 2025, the Sustainability and Safety Committee reviewed its Charter and recommended to the Board that no changes were necessary.

The Sustainability and Safety Committee plays an integral role in providing oversight, advice and assistance to the Board and to the Company's management in developing, implementing and monitoring social and environmental policies, practices and strategies to foster sustainable growth of the Company on a global basis. The Sustainability and Safety Committee also regularly reviews climate-related risks, regulatory developments and sustainability initiatives with the Company's management.

In 2025, the Sustainability and Safety Committee oversaw management's completion of a climate risk assessment and scenario analysis to inform the Board's understanding and oversight of climate-related risks and evolving regulatory expectations. The Committee also reviewed management's efforts to enhance data governance and internal controls, as well as updates on operational initiatives, longer-term energy and decarbonization considerations and supplier engagement related to environmental data transparency and product materials, in support of responsible operations and long-term sustainability.

MEETING ATTENDANCE AND EXECUTIVE SESSIONS

In 2025, there were twelve meetings of the Board. All Director nominees attended at least 75% of the meetings of the Board and the Committees on which they served during 2025. Our Board and Committee meetings are generally set two years in advance.

The Board met in an executive session of independent Directors during each regularly scheduled quarterly meeting, without management present and plans to continue that practice going forward. In 2025, Mr. Alstead was our Presiding Director until October 1, 2025, at which time he became our independent Chairman. As Presiding Director and as Chairman, he presided over the executive sessions of the independent Directors.

Unless a Director has an unexpected conflict in their schedule, we expect all Directors to attend the Annual Meeting. All Directors who were on the Board at the time attended the 2025 Annual Meeting.

BOARD EVALUATION PROCESS

Board Self-Evaluation

The effectiveness of the Board and its Committees is fundamental to Harley-Davidson's success and to our shareholders' long-term interests. To support their effectiveness, the Board and each Committee annually conduct comprehensive self-evaluations to identify and assess areas for improvement.

The annual process includes the following steps:

1 Questionnaires

Tailored questionnaires for the Board and each Committee are reviewed and updated by the Nominating and Corporate Governance Chair, in consultation with the Nominating and Corporate Governance Committee, prior to distribution to each of the Directors.

Topics include:

- Board and Committee roles, effectiveness and agendas;
- Board and Committee culture, composition and size; and
- Corporate strategy and risk oversight.

2 Committee Reviews

Each Committee Chair and the Chairman of the Board review the results of the Director's anonymous responses to the questionnaires.

3 Individual Director Interviews

The Committee Chair and/or Chairman of the Board meets with each Director individually.

This enables Directors to have frank conversations and address Board, Committee and individual Director performance and effectiveness.

4 Board Summary and Feedback

Annually, the Nominating and Corporate Governance Chair along with the Chairman of the Board, provide the Board with a summary of responses to the questionnaires and additional feedback received from individual Directors.

As part of their annual evaluations, our Directors have identified several areas of strength, including:

- A highly engaged and constructive Board that values open dialogue
- The Board's commitment to effective governance in support of Harley-Davidson's long-term strategy and shareholder value

Changes and enhancements as a result of Director feedback have included:

- Enhanced strategic focus, accountability and rhythm in the Board's work
- Improved structure and clarity of management presentations to support increased discussion time and decision-making

The Board’s Oversight Role

OVERSIGHT OF RISK MANAGEMENT

Full Board

Our Board actively oversees the Company’s continued critical work of executing its strategic initiatives to drive profitable growth. Our Board assesses and considers the risks we face on an ongoing basis, including risks that are associated with our financial position, our competitive position, and the impact of our operations on our cost structure. Our Board’s approach to risk management includes understanding the risks we face, analyzing them with the latest information available and determining with management the steps that should be taken to manage those risks.

Risk management is an integral part of our annual strategic planning process.

While the Board has the ultimate responsibility for oversight of the risk management process, various Committees of the Board have a role in the oversight of risk management of specific areas as well.

Audit and Finance Committee

Focuses on financial risk, including the oversight of the systems of internal control over financial reporting.

Receives from our independent registered public accounting firm an audit opinion on the Company’s internal controls over financial reporting to monitor and manage business risk.

Regularly meets with the Company's Internal Audit function to review risk management processes and internal controls.

Oversees enterprise risk and enterprise risk management systems for the Company.

Actively reviews the Company’s information security and technology risks and opportunities and discusses these topics on a regular basis.

Monitors cybersecurity risk and receives a report from the Chief Information Security and Privacy Officer at each regular Audit and Finance Committee meeting, as well as a report on legal and compliance matters.

Human Resources Committee

Reviews our compensation program for compensation risk as we describe further in the “Compensation Discussion and Analysis” section of this Proxy Statement.

Nominating and Corporate Governance

Oversees risks related to potential conflicts of interest and potential Code of Conduct violations by the CEO or Directors and Board succession planning.

Sustainability and Safety Committee

Oversees risks related to product safety, health and safety programs, sustainability and climate.

Management

Responsible for identifying, assessing and managing the Company’s key risks in the ordinary course of business. Regularly reports these risks and mitigation efforts to the Board and its Committees to support the Board’s oversight of enterprise risk.

Key Risk Management Oversight Areas

- Product Safety
- Sustainability & Climate
- Financial Reporting
- Information Security
- Supply Chain
- Strategic Risks
- Employee Health & Safety
- Code of Conduct Violations
- Artificial Intelligence

OVERSIGHT OF CYBERSECURITY

The Company takes cyber threats seriously and has implemented policies and procedures that are intended to manage and reduce cybersecurity risks, which include:

- The Company's Corporate Information Security Office monitoring risks and threats across HDMC, HDFS, LiveWire, and third-party suppliers and vendors;
- The Company has a Cyber Incident Review Committee consisting of senior executives including the Chief Legal, Compliance and Corporate Affairs Officer and Corporate Secretary, Chief Financial and Commercial Officer, Chief Accounting Officer, Chief Communications Officer, Chief Marketing and Technology Officer, Director of Internal Audit and Deputy General Counsel and meets regularly with the Chief Information Security and Privacy Officer to ensure identified issues are addressed expeditiously and reported to the appropriate regulatory agencies as required;
- Identifying and assessing cybersecurity risks through third-party assessments, IT security assessments, audits conducted by Internal Audit, and risk and compliance review;
- Conducting tabletop exercises at the technical and management levels, which are aimed at ensuring the Company is prepared in the event of a cybersecurity incident and to help identify areas of improvement for the cybersecurity program;
- Taking measures to continuously improve our cybersecurity program, including conducting independent program assessments, performing penetration testing, and scanning the Company’s systems for vulnerabilities using external third-party tools and techniques to test security controls, auditing applicable data policies, and monitoring emerging laws and regulations related to information security and cybersecurity;
- Periodically engaging third-party consultants to assist in assessing and enhancing the Company's cybersecurity program;
- Identifying and mitigating risks from vendors, suppliers, and other third-parties through the cybersecurity supply chain risk management component of our cybersecurity program; and
- Providing annual cybersecurity training focused on helping the workforce: (i) recognize cyber threats and scams, (ii) avoid falling victim to threats and scams, and (iii) report potential threats and scams.
- The Audit and Finance Committee, consisting entirely of independent directors and on behalf of the Board, has oversight responsibility for enterprise risk and enterprise risk management systems for the Company, including cybersecurity risks. The Audit and Finance Committee is actively involved in reviewing the Company’s information security and technology risks and opportunities, including cybersecurity, and discusses these topics on a regular basis. The Audit and Finance Committee also receives updates on a quarterly basis from senior management, including the Chief Information Security and Privacy Officer, regarding cybersecurity matters. These updates include cybersecurity risks, mitigation and status of cybersecurity risks, cybersecurity incidents (if any), cybersecurity initiatives and cybersecurity industry news and trends. The Audit and Finance Committee reports on its activities related to risk oversight to the full Board after each meeting.

OVERSIGHT OF ARTIFICIAL INTELLIGENCE

The Board also oversees risks associated with the use of artificial intelligence (AI) as part of its overall risk oversight responsibilities, with primary oversight delegated to the Audit and Finance Committee. In December 2025, the Company adopted a formal Artificial Intelligence Policy applicable to employees, Directors and third parties acting on the Company’s behalf. AI is used to support the Company’s business strategy by enhancing efficiency, innovation and decision making, while maintaining appropriate human oversight. The policy is designed to enable innovation while managing legal, operational and reputational risks and ensuring compliance with applicable laws and regulations. The policy establishes a Company-wide framework governing the responsible use of approved AI tools, including safeguards related to data protection, confidentiality, ethical conduct and regulatory compliance. It restricts the use of AI in ways that could expose confidential, personal, or legally-protected information and reinforces alignment with the Company’s Code of Conduct.

OVERSIGHT OF MANAGEMENT SUCCESSION PLANNING

- Succession planning is a priority for our Human Resources Committee. The Committee worked with Mr. Starrs to put in place an appropriate emergency succession protocol and will continue to work with him on the development and ongoing refinement of our longer-term succession plan.
- Our Human Resources Committee utilizes a framework for executive succession planning under which the Human Resources Committee has defined specific criteria for, and responsibilities of, each of the CEO, COO and CFO roles. The Human Resources Committee then focuses on the particular skill set needed to succeed in these roles at our Company, both on a long-term and an emergency basis.
- Executive succession planning consists of many discussions and assessments, including Human Resources Committee reviews of long-term and emergency succession plans with our CEO, regular closed sessions with the Board and our CEO throughout the year, one-on-one discussions between our Chairman of the Board, the Human Resources Committee Chair and CEO, and additional discussions among our independent Directors, including at executive sessions, as may be appropriate.

Building Future Leadership

The Board maintains ongoing engagement with management on the strength and sustainability of the Company's leadership pipeline, including the development of Harley-Davidson's next generation of leaders for executive and other senior positions.

Engagement with leaders across a range of settings, including formal meetings, preparatory sessions, meals and visits to the Company's headquarters and facilities.

Executive succession planning reviewed by our Human Resources Committee with our CEO and ongoing assessment of senior management for potential executive positions.

Monitoring leadership development for appropriate Board and business exposure.

Ongoing engagement on the leadership pipeline for key roles across the Company.

OVERSIGHT OF SUSTAINABILITY AND CLIMATE-RELATED MATTERS

The Board, through the Sustainability and Safety Committee, directly oversees risks related to sustainability and climate-related matters as part of its broader risk oversight responsibilities. The Sustainability and Safety Committee regularly reviews climate-related risks, regulatory developments and sustainability initiatives and reports to the full Board as appropriate. Executive leadership guides enterprise-wide sustainability initiatives and our Inclusive Stakeholder Management (ISM) team manages day-to-day program execution.

BOARD OF DIRECTORS	EXECUTIVE LEADERSHIP TEAM	ISM TEAM
Oversees and reviews risks related to sustainability and the climate.	Guides enterprise risk management and provides a forum to review and guide sustainability and climate-related initiatives.	Manages the sustainability program and collaborates with business leaders to pursue opportunities and practices that support the Company's sustainability and climate-related initiatives.

We take an inclusive stakeholder approach on delivering profitable growth and sustainable, long-term value for our stakeholders - our plant, people and communities. We believe in focusing on preserving and renewing the freedom to ride by managing our environmental impact. Our approach seeks to balance performance with long-term value for the planet as we also seek to drive desirable, positive impact for all our stakeholders. Our approach is governed by Company polices, including our Environmental & Energy Policy, California Transparency in Supply Chain Act Disclosure, Code of Conduct, and Supplier Code of Conduct found at **https://investor.harley-davidson.com**.

Shareholder Engagement and Director Communications

SHAREHOLDER ENGAGEMENT

We maintain consistent, year-round communication with our shareholders through a structured engagement cycle designed to facilitate ongoing dialogue, evaluate shareholder feedback and inform governance practices.

We have a structured shareholder engagement cycle:

Spring

- Publish the proxy statement
- Proactively conduct spring outreach with select shareholders to discuss matters to be voted on at the annual meeting
- Hold the annual meeting of shareholders

Summer

- Review, discuss and evaluate voting results from annual meeting
- Consider shareholder feedback in the design and focus of the Company's ongoing shareholder engagement program

Fall

- Proactively conduct fall outreach with select shareholders to understand their priorities and perspectives on governance and any other matters of interest
- Evaluate proxy season trends, corporate best practices and regulatory developments

Winter

- Receive shareholder proposals and coordinate the Company's external engagement approach
- Engage, as appropriate, with any shareholder proponents
- Publish the annual report on Form 10-K

2025 OUTREACH OVERVIEW

Topics Discussed

- Corporate governance, including Board composition, dynamics, refreshment and oversight
- Shareholder campaign to withhold votes
- Dealer relations and employee sentiment
- Executive leadership transition
- Strategic direction
- Company and stock performance
- Executive compensation

Participants

- Independent Directors, including the Presiding Director, Chairman and certain committee Chairs
- President and CEO
- Executive leaders, including the Chief Financial and Commercial Officer, Chief Legal, Compliance and Corporate Affairs Officer and Chief Human Resources Officer
- Company subject matter experts
- Investor Relations Director

Highlights

- We offered meetings to our top 25 shareholders representing approximately **70%** of all outstanding shares.
- We held meetings with shareholders representing approximately **60%** of institutional outstanding shares and **55%** of all outstanding shares.
- We also met with all shareholder proponents who submitted shareholder proposals for this proxy season to understand their positions and requested actions.

We actively engage with and respond to our shareholders

The table below highlights select actions the Board took during 2025 in response to shareholder feedback:

Topic	What We Heard from Shareholders	Our Board's Actions
Corporate Governance, including Board Composition, Dynamics, Refreshment and Oversight	Shareholders emphasized the importance of continued Board refreshment, independent oversight and a governance structure that supports effective leadership and accountability, particularly during a period of executive transition.	The Board added three new independent Directors and appointed an independent Chairman, separating the CEO and Chairman roles. These actions strengthened Board independence, refreshed skills and perspectives, and enhanced the Board's ability to provide effective oversight and support, aligned with shareholder expectations.
Executive Leadership Transition	Shareholders sought transparency into the CEO succession process, including the Board's rationale, compensation decisions and onboarding approach for new leadership.	The Board conducted a comprehensive CEO search process and appointed Mr. Starrs as President and CEO. The Board discussed with shareholders its selection process, compensation framework and onboarding plan to support both knowledge continuity and execution of strategic priorities.
Dealer Relations and Employee Sentiment	Shareholders highlighted the importance of maintaining and rebuilding strong dealer relationships and employee engagement, particularly during periods of organizational change.	The Board continues to oversee management's engagement with dealers and employees, with a focus on communication, retention and alignment during the leadership transition to support long-term performance and brand strength.

COMMUNICATION WITH THE BOARD

Shareholders and other parties interested in communicating with our Chairman of the Board or non-management Directors, including Committee Chairs, may do so by writing to such Director, in care of our Corporate Secretary, Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. The Corporate Governance page on our investor relations website located at https://investor.harley-davidson.com lists the current members of the Board. We open and forward all mail to the Director or Directors specified in the communication, unless the communications are deemed inappropriate for submission to the intended recipient(s), at the reasonable discretion of the Corporate Secretary.

Governance Policies and Practices

CODE OF CONDUCT

The Board first adopted our Code of Business Conduct in 1992 and subsequently amended and restated it in 2003 and 2012. In March 2025, the Board amended and restated the Code of Business Conduct, renaming it the Code of Conduct. Our Code of Conduct applies to all employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other executives and Directors, promotes honest and ethical conduct, and provides guidance in handling various business situations. It is available worldwide to our employees on our intranet and on the Corporate Governance page of our website at https://investor.harley-davidson.com. Where allowed by law, employees may anonymously report possible violations of the Code of Conduct by calling a third-party toll-free telephone number that is available 24 hours a day and seven days a week, via a third-party internet website or by writing to our Chief Legal, Compliance and Corporate Affairs Officer at the following address, care of our Corporate Secretary: Harley-Davidson, Inc., 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653. Employees may also report possible violations to their supervisor, their local human resources department, their local legal department, or the Chief Legal, Compliance and Corporate Affairs Officer of Harley-Davidson, Inc. For more information, please see the "Nominating and Corporate Governance Committee Report."

INSIDER TRADING POLICY

We have adopted an Insider Trading Policy governing the purchase, sale and other dispositions of our securities by the Company and our Directors, officers, employees and other designated individuals, which is designed to promote compliance with all applicable insider trading laws, rules and regulations and NYSE listing standards.

ANTI-HEDGING AND PLEDGING POLICY

Given certain forms of hedging and pledging protect the individual from the full risks associated with share ownership, Directors, officers and employees are prohibited from any hedging or pledging transactions with respect to Company securities. Without limitation, the prohibition on hedging includes any financial instruments or other transactions that hedge or offset, or are designed to hedge or offset, any position relating to Company securities (including compensation awards), including prepaid variable forward contracts, equity swaps, collars, puts, calls and other derivative instruments and exchange funds.

This prohibition maximizes the alignment of interests with our stakeholders and minimizes the risk of our Directors, officers and employees making decisions that are not in the sustainable long-term interests of Harley-Davidson.

POLICIES AND PROCEDURES GOVERNING RELATED PERSON TRANSACTIONS

The Board has adopted a Conflicts of Interest Policy that governs review of transactions and relationships that may present conflicts of interest involving our Directors, executive officers and employees. Under this policy, any conflict of interest involving our CEO, executive officers or any Director is submitted to and reviewed by the Chief Legal, Compliance and Corporate Affairs Officer to determine whether the conflict should be eliminated or escalated to the Nominating and Corporate Governance Committee for further review. Conflicts of interest issues involving the Chief Legal, Compliance and Corporate Affairs Officer are reviewed by the CEO, who determines whether the conflict should be removed or escalated to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has authority to determine whether to grant a waiver of the conflict of interest. Members of the Nominating and Corporate Governance Committee must recuse themselves from any discussion or decision related to a conflict of interest issue affecting their personal, business or professional interest. Any conflict waivers granted by the Nominating and Corporate Governance Committee are promptly disclosed to our shareholders.

Any conflict of interest issue involving any other employee is reviewed by the Human Resources Department and the Legal Department, as appropriate.

CERTAIN TRANSACTIONS

In 2025, there were no transactions with Directors, executive officers, beneficial owners of more than 5% of our voting securities or their immediate family members that would require disclosure under SEC rules. In determining whether Directors are independent, the Board considered Ms. Sylvester's role at Waste Management, Inc. ("Waste Management"). Waste Management is a supplier to the Company. Ms. Sylvester, a Director, is a member of Waste Management's Board of Directors. During 2025, we continued a modest commercial relationship with Waste Management. This commercial relationship existed before Ms. Sylvester joined the Board and before she joined Waste Management's Board of Directors. Transactions with Waste Management were negotiated on an arm's-length basis, were below $200,000 in the aggregate and were below the applicable threshold under the NYSE rules.

Accordingly, this relationship does not prevent Ms. Sylvester from qualifying as an independent director, and the Board considers Ms. Sylvester to be an independent Director. Mr. Golston, as the current Chair of the Nominating and Corporate Governance Committee, considered the Waste Management relationship under our Conflicts of Interest Policy, and he determined that no actual conflict of interest issue exists as a result of the relationship.

STOCK OWNERSHIP REQUIREMENTS

To reinforce the link between the long-term interests of our executives and all stakeholders, including our shareholders, we have requirements that apply to our Directors and executives relating to ownership of a minimum amount of our common stock. Our requirements are structured as follows:

TITLE	MULTIPLE OF BASE SALARY OR RETAINER
CEO	6X
Senior Executive Leaders (including NEOs)	3X
Other Executives	1X
Non-Employee Directors	5X

In assessing the level of stock ownership, the Human Resources Committee takes into account personal holdings, (whether held directly or indirectly through the 401(k) plan, trusts, majority-owned entities or family members) and vested or unvested restricted stock units. Unearned performance shares and stock options do not count for purposes of measuring stock ownership.

In 2025 the Board, upon recommendation of the Human Resources Committee, changed the Company's approach from a requirement to meet the applicable ownership level within 5 years to a restriction on the sale of shares. Under the revised approach, Directors, the CEO and executives are only eligible to sell 50% of the Net Shares that they acquire under our incentive stock plan that vest for them on or after January 1, 2025 until they reach their ownership level. Net Shares are defined as the number of shares remaining after the sale or withholding of shares to cover taxes and/or exercise costs.

The Human Resources Committee annually reviews compliance with the stock ownership requirements. As of December 31, 2025, Messrs. Golston and Masood were the only Directors to have met the ownership level required, and Mr. Zeitz was the only NEO to have met the ownership level required. The Committee believes all Directors and executives complied with the restriction on the sale of shares under the requirements to the extent it applied to them.

COMPLIANCE PROGRAM

Our Board first appointed a Chief Compliance Officer in 2004. Paul Krause is our current Chief Legal, Compliance and Corporate Affairs Officer and Corporate Secretary. The Board established a Chief Compliance Officer role as part of its commitment to strong governance and an effective compliance culture within our Company. This action formalized the Company's long-standing efforts to promote compliance, education and transparency across the organization.

Under the Company's Compliance Program, management is required to report significant compliance matters to the Legal Department when they arise. The program includes regular training for employees, including senior management, covering topics such as anti-bribery laws, ethics, privacy, insider trading restrictions and the handling of material nonpublic information.

The Company maintains a Global Compliance and Ethics Training Program, managed by a Compliance Manager and overseen by an attorney in the Legal Department, with support from employees responsible for corporate governance, compliance and records management.

The Audit and Finance Committee of the Board receives quarterly reports on legal and compliance matters and the Nominating and Corporate Governance Committee receives an annual report on these matters.

POLICY FOR MANAGING DISCLOSURE OF MATERIAL INFORMATION

The Company's Policy for Managing Disclosure of Material Information describes the procedures relating to communication with the public, the investment community and third-party business contacts. The Policy can be found on the Corporate Governance page of our website at **https://investor.harley-davidson.com**.

DISCLOSURE COMMITTEE

In 2002, we established a Disclosure Committee comprised of members of management responsible for considering the materiality of information and making disclosure decisions on a timely basis. If necessary, a subset of the Disclosure Committee, comprised of the Chief Financial and Commercial Officer and the Chief Legal, Compliance and Corporate Affairs Officer, is authorized to fulfill the functions of the Disclosure Committee. The Disclosure Committee: (1) has access to all Company books, records, facilities and personnel, as well as our independent registered public accounting firm and outside counsel; (2) designs, establishes and maintains disclosure controls and procedures for the SEC reporting process and modifies them from time to time, as appropriate; (3) reviews all financial press releases; (4) reviews SEC filings on Form 8-K relating to quarterly earnings releases, Form 10-K, Form 10-Q and our annual Proxy Statement; (5) suggests appropriate disclosures or provides opinions on disclosure issues; (6) evaluates changes in SEC, NYSE and Financial Accounting Standards Board disclosure rules and makes recommendations regarding their impact on the Company; (7) consults with management, internal auditors, independent accountants and outside legal counsel, as appropriate; (8) discusses material items with the internal audit function, our independent registered public accounting firm and management to ensure appropriate disclosure; (9) arranges for necessary training to ensure effective implementation of the disclosure controls and procedures; and (10) reviews and reassesses the performance of the Disclosure Committee.

AVAILABILITY OF CORPORATE DOCUMENTS

The Corporate Governance page of our website at **https://investor.harley-davidson.com** contains our Corporate Governance Policy, our Conflicts of Interest Policy, our Code of Conduct, our Policy for Managing Disclosure of Material Information, the Charters for the Audit and Finance Committee, Nominating and Corporate Governance Committee, Human Resources Committee and Sustainability and Safety Committee, our By-laws, a list of the current members of the Board of Directors, our Statement on Conflict Minerals, our California Transparency in Supply Chain Act Disclosure, our Political Engagement and Contributions Statement and our Clawback Policy. We are not including the information available through our website as a part of this Proxy Statement. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from internet access providers and telephone companies.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Stock Awards ($) (2) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
Troy Alstead	$313,750	$145,000	$—	$—	$—	$—	$458,750
Jared D. Dourdeville	See Note (4)	See Note (4)	$—	$—	$—	$—	$ —
James D. Farley, Jr.	$115,000	$145,000	$—	$—	$—	$—	$260,000
Lori Flees	$110,000	$145,000	$—	$—	$—	$—	$255,000
Allan Golston	$135,000	$145,000	$—	$—	$—	$—	$280,000
Sara Levinson (5)	$110,000	$145,000	$—	$—	$—	$—	$255,000
Norman Thomas Linebarger (5)	$110,000	$145,000	$—	$—	$—	$—	$255,000
Rafeh Masood	$115,000	$145,000	$—	$—	$—	$—	$260,000
Daniel J. Nova (6)	$ 82,500	$145,000	$—	$—	$—	$—	$227,500
Matthew J. Reintjes (6)	$ 86,250	$145,000	$—	$—	$—	$—	$231,250
Maryrose Sylvester	$142,500	$145,000	$—	$—	$—	$—	$287,500

(1) Non-employee Directors have the option of receiving all or a portion of their fees in the form of stock. The portions of fees received at the election of the non-employee Director in the form of stock in 2025 were as follows: Ms. Flees - $55,000, Mr. Golston - $67,500, Mr. Linebarger - $110,000, Mr. Masood - $115,000, Mr. Nova - $82,500, and Mr. Reintjes - $86,250.

(2) In August 2002, the Board approved stock ownership guidelines, which the Board revised most recently in September 2025. Upon recommendation of the Human Resources Committee, the Board changed the Company's approach from a requirement to meet the applicable ownership level within 5 years to a restriction on the sale of shares. Under the revised approach, Directors, the CEO and executives are only eligible to sell 50% of the Net Shares that they acquire under our incentive stock plan that vest for them on or after January 1, 2025 until they reach their ownership level. Net Shares are defined as the number of shares remaining after the sale or withholding of shares to cover taxes and/or exercise costs.

(3) Non-employee Directors receive an annual grant of share units, each representing the value of one share of our stock. The payment of share units is deferred, at the election of each non-employee Director, until the first anniversary of each respective grant date or the time a non-employee Director ceases to serve as a Director, and share units are payable at that time in actual shares of our stock. The compensation related to share unit awards has been calculated based on the grant date fair value of the award. The fair value of a share unit is based on the market price of a share of stock on the date of grant.

(4) Mr. Dourdeville, as a representative of the significant Harley-Davidson shareholder H Partners, elected to forgo Director compensation. Mr. Dourdeville resigned from the Board on April 5, 2025.

(5) Ms. Levinson and Mr. Linebarger retired from the Board on September 15, 2025.

(6) Mr. Nova and Mr. Reintjes were appointed to the Board on September 15, 2025, and the amounts above are based on their time of service.

The Human Resources Committee establishes, reviews and revises compensation levels, plans and policies pertaining to non-employee members of the Board. The Human Resources Committee, working with management and third-party compensation consultants and reviewing benchmarked data from a comparator group of companies, determines Director compensation that it believes is competitive with these companies. The Human Resources Committee periodically reviews and revises, when necessary, the Director Compensation Policy, generally with the aid of a compensation consultant.

NARRATIVE TO DIRECTOR COMPENSATION TABLE

Directors who are our employees (currently Mr. Starrs) do not receive compensation for their services as Directors. Directors who are not employees received an annual retainer fee of $110,000 in fiscal year 2025. Mr. Alstead received an additional $185,000 for his service as the non-executive Chairman of the Board. For serving as the Chair of the Nominating and Corporate Governance Committee, a non-employee Director is entitled to receive an additional annual retainer fee of $20,000. For serving as the Chair of the Sustainability and Safety Committee, a non-employee Director is entitled to receive an additional annual retainer fee of $10,000. For serving as the Chair of the Audit and Finance Committee, a non-employee Director is entitled to receive an additional $30,000 annual retainer fee. Other members of the Audit and Finance Committee are entitled to receive an additional $5,000 annual retainer fee. For serving as the Chair of the Human Resources Committee, a non-employee Director is entitled to receive an additional annual retainer fee of $25,000.

Pursuant to our Director Stock Plan, a non-employee Director may elect to receive 0%, 50%, or 100% of the annual retainer fee to be paid each calendar year in the form of shares of our common stock based upon the fair market value of common stock at the time of our Annual Meeting. In addition, non-employee Directors receive an annual grant of share units, each representing the right to receive one share of our common stock and therefore having the value of one share of our common stock.

Also pursuant to our Director Stock Plan, non-employee Directors may choose to defer the receipt of their annual retainer fees payable in cash or shares of common stock. Deferrals of fees payable in shares of common stock and cash are credited to a share account, are treated as if invested in common stock, and ultimately will be paid in common stock. A Director will receive their deferred compensation following cessation of their service on the Board in compliance with applicable rules regarding deferred compensation plans.

The purpose of our Director Stock Plan is to further align the interests of non-employee Directors with shareholders by providing for a portion of annual compensation for the Directors' services in shares of common stock or share units.

In addition, we provide to non-employee Directors a clothing allowance of up to $1,500 to purchase Harley-Davidson® apparel and accessories, along with a discount on our products that is the same discount available to all U.S. employees of HDMC. We may also provide a Director with the temporary use of a motorcycle where doing so may further our business objectives.



Nominating and Corporate Governance Committee Report

The Board has empowered the Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee, to continuously review our corporate governance practices and to make recommendations to the Board. The Nominating Committee regularly reviews our Corporate Governance Policy, encourages the continuing education of Board members, provides Board members with access to senior management and defines each Board member's responsibility to attend meetings and review all pre-meeting materials.

As part of our Global Compliance and Ethics Program, we have a Code of Conduct that applies to all of our employees, officers and Board members. We also have a Supplier Code of Conduct that applies to our suppliers and their subcontractors or other third parties who act on their behalf. The Code of Conduct reporting helpline, website and phone numbers are designed to provide employees and suppliers with the opportunity to ask Code-related questions or report a potential Code violation from anywhere in the world (where legally allowable). Our Chief Legal, Compliance and Corporate Affairs Officer reports to the Nominating Committee on matters relating to the Company's Global Compliance and Ethics Program. We also have in effect the Conflicts of Interest Policy that the Nominating Committee has approved. The Code of Conduct, Supplier Code of Conduct, Conflicts of Interest Policy, Corporate Governance Policy and each of the four committee Charters appear on the Corporate Governance page of our website at **https://investor.harley-davidson.com**.

As set forth in its Charter, the Nominating Committee leads the Board in an annual review of the performance of the Board, the Board's committees and the Directors. Annually, the Nominating Committee reviews the independence of each Director and examines all relationships, if any, a Director has with the Company to determine if that relationship is material. The Nominating Committee has determined that one current Director (Mr. Starrs) is not independent and has reviewed the very limited business relationships that one other Director has with the Company. We disclose this relationship in the "Certain Transactions" section. All members of the Nominating Committee are independent in accordance with the requirements of NYSE rules.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

Allan Golston
CHAIR

Troy Alstead
James Duncan Farley, Jr.
Lori Flees
Rafeh Masood

Daniel J. Nova
Matthew J. Reintjes
Maryrose Sylvester

Our Executive Officers



As of April 9, 2026, our executive officers for general SEC purposes were as follows:

Charles Do



Senior Vice President, Harley-Davidson Financial Services

Age: **45**

We have employed Mr. Do as the Senior Vice President of Harley-Davidson Financial Services, since October 23, 2023.

Glen Koval



Senior Vice President of Global Motorcycle Development, Harley-Davidson Motor Company

Age: **51**

We have employed Mr. Koval for approximately 24 years. We appointed Mr. Koval as the Senior Vice President of Global Motorcycle Development of Harley-Davidson Motor Company, effective August 1, 2024.

Paul Krause



Chief Legal, Compliance and Corporate Affairs Officer and Corporate Secretary, Harley-Davidson, Inc.

Age: **48**

We have employed Mr. Krause for approximately 10 years. We appointed Mr. Krause as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, effective March 30, 2020, and Chief Corporate Affairs Officer, effective January 1, 2026.

Bryan Niketh



Chief Operating Officer, Harley-Davidson, Inc.

Age: **49**

We have employed Mr. Niketh as Chief Operating Officer since January 1, 2026.

Jonathan Root



Chief Financial and Commercial Officer, Harley-Davidson, Inc.

Age: **52**

We have employed Mr. Root for approximately 15 years. We appointed Mr. Root as Chief Financial Officer effective June 26, 2023 and Chief Commercial Officer effective January 1, 2026.

Matt Ryan



Chief Marketing and Technology Officer, Harley-Davidson, Inc.

Age: **52**

We have employed Mr. Ryan as Chief Marketing and Technology Officer since December 8, 2025.

Artie Starrs



President and Chief Executive Officer, Harley-Davidson, Inc.

Age: **49**

We have employed Mr. Starrs as President and Chief Executive Officer since October 1, 2025.

Tori Termaat



Chief Human Resources Officer, Harley-Davidson, Inc.

Age: **48**

We have employed Ms. Termaat for approximately 26 years. We appointed Ms. Termaat as our Chief Human Resources Officer, effective January 1, 2022.

Mr. Do was appointed Senior Vice President of Harley-Davidson Financial Services, effective October 23, 2023. He served as Head of Auto at Best Egg, a consumer financial technology platform, from April 2022 until his appointment by HDFS. From 2013 to 2022, Mr. Do held several leadership positions at JPMorgan Chase & Co., a multinational finance corporation, serving as Managing Director, Head of Auto Remarketing and Loyalty, Client Management, Operations and Strategy from 2020 to 2022 and Managing Director, Head of Consumer Auto Leading, General Manager, P&L and Strategy from 2018 to 2020.

Mr. Koval has been with Harley-Davidson Motor Company since 2001 and was promoted to Senior Vice President of Global Motorcycle Development on August 1, 2024. Mr. Koval has held various leadership roles at HDMC, including serving as Vice President of Motorcycle Development, Harley-Davidson Motor Company, from August 2022 to July 2024, Vice President of Engineering from January 2021 to July 2022, General Manager Engineering from May 2020 to January 2021 and Chief Engineer from January 2017 to May 2020.

Mr. Krause has been with Harley-Davidson since 2016 and was promoted to Chief Legal Officer, Chief Compliance Officer and Corporate Secretary in March 2020 after serving as Interim Chief Legal Officer and Interim Chief Compliance Officer since 2019. Mr. Krause was promoted to Chief Corporate Affairs Officer effective January 1, 2026. He also served in the roles of Assistant General Counsel, Director - Legal and Senior Legal Counsel for Harley-Davidson, Inc.

Mr. Niketh was appointed Chief Operating Officer of Harley-Davidson, Inc., effective January 1, 2026. He served as President of White River Marine Group, a manufacturer of fishing and recreational boats, from September 2025 until his appointment by the Company. From August 2022 to September 2025, Mr. Niketh served as the Chief Operating Officer at White River Marine Group. Prior to joining White River Marine Group, Mr. Niketh served in several leadership positions at Harley-Davidson Motor Company, including serving as Senior Vice President of Product and Operations from 2020 to 2022 and Vice President, Product Development from 2017 to 2020.

Mr. Root was appointed Chief Financial Officer of Harley-Davidson, Inc. in June 2023, promoted to President, Commercial of Harley-Davidson Motor Company on January 27, 2025 and then to Chief Commercial Officer of Harley-Davidson, Inc. effective January 1, 2026. Mr. Root has over 25 years of financial services and corporate finance experience. He joined HDFS in 2011 and has held various HDFS leadership roles, including serving most recently as Senior Vice President of HDFS from April 2020 to June 2023, as well as Vice President of Insurance and Protection Products from 2015 to 2020.

Mr. Ryan was appointed Chief Marketing and Technology Officer effective December 8, 2025. Prior to joining Harley-Davidson, Mr. Ryan served as Chief Marketing Officer of Boyd Gaming, a casino operator, from March 2017 to December 2025.

Mr. Starrs was appointed President and CEO of Harley-Davidson, Inc. and a member of our Board effective October 1, 2025. As he is a Director nominee, additional biographical information regarding Mr. Starrs appears above under Proposal 1.

Ms. Termaat has been with Harley-Davidson since 2000 and was promoted to Chief Human Resources Officer in January 2022. Ms. Termaat has held various leadership roles at the Company, including serving as Vice President of Human Resources from 2021 to 2022, Director of Human Resources Business Services from 2019 to 2021 and Director of Talent from 2017 to 2019.

In addition to our executive officers listed above, Bryan Beck is our Chief Accounting Officer and has served in this role since June 16, 2025. From 2022 until his appointment, Mr. Beck served as Director of Accounting and Financial Reporting for the Company. Prior to joining Harley-Davidson, Mr. Beck worked at PricewaterhouseCoopers, a global public accounting and professional services firm, where he was promoted to Assurance Director in 2017 and worked in that position until he joined Harley-Davidson.

MANAGEMENT STRUCTURE

Our management organizational structure consists of the Harley-Davidson Leadership Team (HDLT), comprised of the CEO’s direct reports - Chief Financial and Commercial Officer; Chief Operating Officer; Chief Marketing and Technology Officer; Chief Legal, Compliance and Corporate Affairs Officer and Corporate Secretary; and Chief Human Resources Officer - and other senior leaders as determined from time-to-time. The members of the HDLT are responsible for making decisions on business issues that impact our entire company, developing high-level policies and advising our CEO.

For SEC purposes, we consider most members of the HDLT our executive officers. Our list of executive officers and their biographies can be found above and on page 50. Among other things, the SEC requires executive officers to disclose publicly their holdings of and transactions involving our stock.



PROPOSAL
2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

The Board of Directors recommends a vote "FOR" approval, by advisory vote, of the compensation of our Named Executive Officers (NEOs) as disclosed in the compensation discussion and analysis section and the accompanying compensation tables and narrative discussion contained in this Proxy Statement.

VOTE REQUIRED

The votes cast "for" this proposal must exceed the votes cast "against" this proposal for approval, by advisory vote, of the compensation of our NEOs, assuming that a quorum is present. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by the Board will be voted "FOR" approval, by advisory vote, of the compensation unless a shareholder specifies otherwise.

Our shareholders may approve, on a non-binding, advisory basis, our NEOs' compensation, as disclosed in accordance with the executive compensation disclosure rules contained in Item 402 of SEC Regulation S-K. At our 2023 Annual Meeting of Shareholders, we held a non-binding, advisory shareholder vote on the frequency of future advisory shareholder votes on the compensation of our NEOs. In 2023, our shareholders expressed a preference that advisory shareholder votes on the compensation of our NEOs be held on an annual basis, and as previously disclosed, the Company will continue to hold such votes annually. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, we are asking shareholders to approve, on an advisory basis, the compensation of our NEOs.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our NEOs as disclosed in the "Compensation Discussion and Analysis" section and the accompanying executive compensation tables and narrative discussion contained in this Proxy Statement. The Company asks that you support the compensation of our NEOs as disclosed in this Proxy Statement. Because your vote is advisory, it will not be binding on the Human Resources Committee, the Board, or the Company. However, the Human Resources Committee will carefully review the voting results and consider them when making future decisions regarding executive compensation.

We describe the individual elements that make up our total compensation more fully in the "Compensation Discussion and Analysis" section of this Proxy Statement. We believe our executive compensation program is structured to best support our Company and our business objectives.

For 2025, we maintained an executive compensation program intended to simplify our incentives, reinforce the link to our strategic plan and provide more direct alignment with shareholder interests. The executive compensation program, as it relates to the NEOs, was comprised of four core elements: base salary, short-term incentives, long-term incentives and employee benefits. It was designed such that compensation outcomes in years of strong performance should trend above target, while outcomes trend downward in years where performance is below expectations.

Accordingly, for the reasons we discuss above, the Board recommends that shareholders vote in favor of the compensation of our NEOs as disclosed, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion.

Letter from the Human Resources Committee



Dear Shareholders,

Although 2025 was a challenging year for Harley-Davidson, we are excited about our opportunities moving forward. Many factors such as high interest rates, geopolitical tension, rapidly evolving trade policies and tariffs, inflationary pressures and subdued consumer sentiment negatively influenced demand across the leisure vehicle landscape. Throughout the year, the Board and management remained focused on disciplined execution, strengthening leadership and positioning the Company for long-term value creation. We believe we also built a foundation for future success through improved retail performance late in 2025 and by strengthening our financial position with the strategic transaction among HDFS, KKR and PIMCO. While there is much work to be done, Harley-Davidson entered 2026 with a reconstituted senior leadership team that is committed to strengthening our relationships with our riders and dealers, delivering outstanding products and returning to capital-efficient growth.

Executive Leadership Transition

In the fourth quarter of 2024, Jochen Zeitz notified the Board of his intention to retire from the role of Chairman, President and CEO. After conducting a rigorous search process, facilitated by a leading external executive search firm, the Board appointed Artie Starrs as President and CEO, effective October 1, 2025. Artie brings deep experience leading global consumer brands and franchise driven industries, driving operational excellence and delivering profitable growth. The Board is confident that his leadership will support Harley-Davidson's stabilization and return to growth.

In addition to the CEO transition, the Company implemented several leadership and organizational changes designed to strengthen leadership and execution, deepen our commitment to Milwaukee as the heart of our business and reinforce our dedication to our riders and dealers. These changes included the appointments of Bryan Niketh and Matt Ryan, as Chief Operating Officer and Chief Marketing and Technology Officer, respectively. Bryan rejoined us on January 5, 2026, after serving as President of White River Marine Group. With 20 years of prior H-D experience, Bryan brings both deep institutional knowledge and renewed operational leadership to the Company. Matt joined us from Boyd Gaming, where he served as Chief Marketing Officer, and brings extensive experience across the entertainment sector. Matt will enable data-driven marketing, integrated digital experiences,\ and more seamless engagement with riders and customers. Bryan and Matt, along with the rest of the CEO's direct reports are all based in Milwaukee at our Juneau Avenue campus.

Board and Committee Leadership Updates

As part of the Board's ongoing refreshment and succession planning efforts, we nominated Lori Flees to the Board of Directors last April. Upon election at last year's Annual Meeting, Lori joined the Board and the Human Resources Committee, bringing valuable leadership, culture and organizational experience that further strengthens the Committee's oversight of talent strategy, leadership development and succession planning.

We were also pleased to welcome Daniel Nova and Matt Reintjes to the Board of Directors in September 2025. Daniel brings deep experience in capital allocation, corporate governance and advising companies through periods of strategic growth and transition, while Matt contributes the perspective of a seasoned public company CEO with a strong track record in brand-led growth, product innovation and operational excellence at the head of a premium outdoor brand with an intensely loyal customer base. Daniel joined the Human Resources Committee in September.



Shareholder Feedback and 2025 Say on Pay Vote

We value ongoing engagement with our shareholders and believe that constructive dialogue strengthens the Board's oversight and decision-making. Our 2025 Say on Pay vote received the support of 78% of our shareholders. Following the vote, the Committee continued its active engagement with shareholders to better understand their perspectives and concerns.

2025 Compensation Program Enhancements Informed by Investor Feedback

As we shared last year, we implemented changes to our 2025 executive compensation program in direct response to shareholder feedback. Our 2025 STIP and LTIP reflected continued enhancements intended to simplify our incentives, reinforce the link to our strategic plan and provide more direct alignment with shareholder interests. Specifically, we introduced PSUs to the LTIP mix for our CEO, as this was one of the main themes of feedback we heard during our shareholder engagement throughout 2024. The offer letter for our new CEO similarly established a 50% PSU and 50% RSU mix for his 2026 compensation during his first full year in the role. Our approach to CEO compensation is now fully aligned with the executive leadership team.

2025 Performance and Pay Outcomes

With the challenging market conditions, our 2025 performance was below our expectations. Operating income results for the core business did not meet the threshold performance goal. Despite market challenges, total retail sales units were between threshold and target levels. The resulting overall 2025 STIP payout was 7.5% of target, reflecting our commitment to paying for performance and establishing rigorous financial and operational objectives in a consistently challenging macroeconomic environment.

The payout for PSUs that we granted for the 2023–2025 performance period was 52.5% of target based on cumulative results relative to pre-established goals over the three-year period. The Committee believes these outcomes appropriately reflect Company performance over the applicable periods and reinforce alignment between executive pay and long-term value creation.

We invite you to read the Compensation Discussion and Analysis which provides further information about our compensation philosophy and pay decisions. We are confident that our program is clearly linked to performance and aligned with shareholder interests, while appropriately incentivizing our management team.

The Road Ahead

2025 was a pivotal year for Harley-Davidson. Due to extensive operational and macroeconomic challenges, we took several actions during the year that we believe were essential to sustaining our Company's iconic brand. These actions included the strategic transaction among HDFS, KKR and PIMCO, the revamp of our executive leadership team and talent strategy and our ongoing commitment to our dealer network, which remains a vital connection to our riders and local communities.

We thank you for your continued investment in Harley-Davidson and for your engagement with the Company.

On behalf of the Human Resources Committee,



Maryrose Sylvester
Chair

HUMAN RESOURCES COMMITTEE MEMBERS

Lori Flees
Daniel J. Nova
Maryrose Sylvester, Chair



Compensation Discussion and Analysis

Our Named Executive Officers

Named Executive Officer	Title
Artie Starrs	President and Chief Executive Officer
Jochen Zeitz	Former Chairman, President and Chief Executive Officer
Jonathan Root	Chief Financial and Commercial Officer
Matt Ryan	Chief Marketing and Technology Officer
Jagdish Krishnan	Former Chief Digital and Operations Officer
Paul Krause	Chief Legal, Compliance and Corporate Affairs Officer and Corporate Secretary

Note:
Mr. Starrs was appointed President and Chief Executive Officer effective October 1, 2025.
Mr. Zeitz retired as Chairman, President and Chief Executive Officer effective October 1, 2025. Mr. Zeitz continued to serve the Company in the role of Senior Advisor until February 28, 2026.
Mr. Root was promoted to Chief Commercial Officer effective January 1, 2026, continuing to serve as Chief Financial Officer, in addition to his Chief Commercial Officer role.
Mr. Ryan joined the Company as Chief Marketing and Technology Officer effective December 8, 2025.
Mr. Krishnan departed the Company effective December 31, 2025.
Mr. Krause was promoted to Chief Corporate Affairs Officer effective January 1, 2026, continuing to serve as Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, in addition to his new role.

CD&A Table of Contents

	Page
Executive Summary	56
Executive Compensation Philosophy, Governance and Process	59
2025 Executive Compensation Program Elements, Decisions and Outcomes	64
Other Compensation Policies and Practices	73

In this section, we use the following abbreviations:

Abbreviation	Stands For	Description
HDI	Harley-Davidson, Inc.	Corporate entity for the overall Company, under which the HDMC, LiveWire and HDFS segments operate
HDMC	Harley-Davidson Motor Company segment	Segment that is responsible for the design, manufacture and sale of Harley-Davidson® motorcycles and related products
LiveWire	LiveWire segment	Segment that is responsible for the design and sale of LiveWire® electric motorcycles, Stacyc® electric balance bikes for kids and related products
HDFS	Harley-Davidson Financial Services segment	Segment that provides motorcycle and related finance products, other financing and insurance products and services for our dealers and their Harley-Davidson and LiveWire retail customers

Executive Summary

LEADERSHIP TRANSITIONS

On July 30, 2025, the Board of Directors appointed Artie Starrs to serve as the Company's President and Chief Executive Officer, effective as of October 1, 2025. The Board also appointed Mr. Starrs as a member of the Board, effective on the same date.

In connection with Mr. Starrs' appointment, Harley-Davidson and Mr. Starrs entered into an offer letter that sets forth terms of his employment as the Company's President and CEO and provides for go-forward, ordinary course compensation arrangements in the form of base salary, an annual short-term incentive plan (or STIP) opportunity and annual equity grants, as well as a sign-on cash bonus and a new hire equity grant. We summarize the details of Mr. Starrs' offer letter under the 'New CEO Compensation Arrangements' section below.

Effective December 8, 2025, Matt Ryan joined the Company as the Chief Marketing and Technology Officer. We summarize the details of Mr. Ryan's offer terms under the 'New Chief Marketing and Technology Officer Compensation Arrangements' section below.

OUR 2025 PAY OUTCOMES REFLECTED OUR 2025 PERFORMANCE

Despite a challenging operating environment in 2025, including persistent high interest rates, geopolitical tensions, rapidly evolving trade policies and tariffs and subdued consumer sentiment, the Company delivered positive momentum in several key areas:

- Improved Retail Trends: While North American retail sales declined 13% for the full year, fourth-quarter retail sales increased 5% versus the prior year. Our active partnership with our dealers and targeted promotional activity designed to support balanced retail performance across our dealer network led to this improvement. These efforts contributed to a 16% reduction in dealer inventory in North America at the end of 2025 compared to the end of 2024.
- Execution of the HDFS Transaction: We successfully completed the HDFS transaction, which included three key components: (i) the sale of approximately $6 billion of existing HDFS retail finance receivables, (ii) the sale of future loan originations and (iii) the sale of 9.8% of HDFS common equity to KKR and PIMCO. This strategic transaction contributed significantly to the reduction of HDFS debt, resulting in reduced capital requirements and improved return on equity at HDFS, as well as a dividend of $1 billion from HDFS to HDI in the fourth quarter of 2025.
- Share Repurchase Activity: In 2025, we repurchased 13.1 million of our shares on a discretionary basis, representing approximately $347 million in total value, or roughly 11% of the shares outstanding as of December 31, 2024. This continued execution of our share repurchase program in 2025 reflected our commitment to return excess capital to shareholders.

With the challenging 2025 operating environment, our incentive plans delivered payouts that were well below target. Key outcomes included:

- **Short-Term Incentive Plan (or STIP):** Operating Income was the primary measure to determine payouts under our 2025 STIP. Our operating income results, excluding the value that the HDFS transaction delivered, were below threshold for the 2025 STIP. The 2025 STIP also used retail sales units as a measure to reflect our commitment to our dealers. Despite market challenges, total retail sales units were between the 2025 STIP threshold and target levels. The resulting overall STIP payout was 7.5% of target for our eligible NEOs.
- **2023 – 2025 Performance Share Unit (or PSU) Results:** Similarly, we based performance under the 2023-2025 performance share cycle on the average achievement of stakeholder-based performance goals for each year during the three-year performance period. The average three-year result was then subject to a negative modifier of 15% based upon our three-year relative total shareholder return compared to that of five other publicly-traded companies in the consumer discretionary transportation space using a scale that the Human Resources Committee approved in 2023. The actual payout was 52.5% of target.

- **2022 – 2025 Aspirational Grant Not Achieved, All Awards Forfeited:** In 2022, some of our current NEOs received Aspirational Incentive Plan (AIP) grants that would be earned upon future achievement of aggressive stock price growth goals through the end of 2025. At the end of 2025, the highest 30-day average stock price that we achieved since granting the AIP Performance Shares did not reach the first threshold of $70.00, so none of the eligible NEOs earned any AIP Performance Shares. Accordingly, NEOs forfeited all of the AIP shares that we granted in 2022 and none of the eligible NEOs earned any value from these awards.
- **2025 Equity Grants:** Our NEOs, other than Messrs. Starrs and Ryan, whom we hired in the fourth quarter of 2025 (see additional commentary below), received a 2025 equity grant with 50/50 weighting of PSUs and time-vesting RSUs. The PSUs use ROIC and 3-year cumulative revenue over the 2025-2027 performance period as the primary performance measures, with results subject to a +/-15% modifier based on our three-year cumulative relative total shareholder return (or TSR) compared to that of five other publicly-traded companies in the consumer discretionary transportation space.

2025 SHAREHOLDER OUTREACH AND SAY ON PAY VOTE

Our 2025 Say on Pay vote received the support of 78% of our shareholders. Prior to, and following the vote, the Human Resources Committee continued its active engagement with shareholders to better understand their perspectives and concerns. These discussions informed our ongoing efforts to further align our executive compensation program with our pay-for-performance philosophy and the long-term shareholder experience

Spring Outreach

In the spring of 2025, prior to our 2025 Annual Shareholders Meeting, members of the Board of Directors, the Chief Executive Officer and Investor Relations staff engaged with investors. We reached out to more than 25 of our top shareholders, representing approximately 70% of our shares outstanding, and held 8 in-person meetings and 6 telephonic meetings. The primary focus of these meetings was the campaign in which a shareholder asked other shareholders to withhold votes in the election of three of our Directors. Executive compensation was discussed primarily in connection with the compensation package for the new CEO, as we had already disclosed that we would be seeking a new CEO.

Fall Outreach

In the fall of 2025 the Human Resources Committee Chair, the Chief Human Resources Officer and Investor Relations staff engaged with investors. We reached out to more than 25 of our top shareholders, representing approximately 70% of our shares outstanding and held 5 in-person meetings and 10 telephonic meetings. Based on events throughout the year, the timing of the meetings and our CEO transition, most of the meetings focused on the following topics:

- Appointment of CEO Artie Starrs, including insights into the selection process, his compensation package and the onboarding plan;
- Board dynamics, highlighting the addition of new Directors and the appointment of a new Chairman;
- Dealer relationships and employee sentiment, particularly during a time of change; and
- Feedback on executive pay strategy, with shareholders raising no concerns regarding our executive compensation plans.

In these meetings, shareholders expressed appreciation for our ongoing engagement efforts and changes that we have made and did not raise concerns regarding our executive compensation program. The Human Resources Committee considered our shareholders' feedback and determined that the executive compensation program should remain generally consistent in 2026. We expect to continue these active engagement efforts in 2026 as we proceed with our business improvement efforts.

KEY 2025 COMPENSATION DECISIONS

Pay Element	Compensation Approach	Compensation Decisions for 2025
Base Salary	• The Committee considers performance, market data and compensation for comparable roles within the Harley-Davidson compensation peer group.	• Messrs. Starrs' and Ryan's base salary was set based on market data, comparable roles within the Harley-Davidson compensation peer group and experience. • Messrs. Zeitz and Krishnan received base salary increases based on a merit increase aligned to the broader organization. • Mr. Root received a base salary increase in recognition of his new role. • Mr. Krause received a base salary increase to better align with competitive market data.
Short-Term incentives (Annual bonuses under our Incentive Plan)	• Plan measures for all eligible NEOs included HDMC and HDFS combined operating income weighted at 80% and retail sales units weighted at 20%. • Actual payout could range from 0 to 200% of target based on results • We set and approved targets in February 2025.	• Messrs. Starrs' and Ryan's 2026 targets were set based on market data, comparable roles within the Harley-Davidson compensation group and experience. • Mr. Root received a target increase in recognition of his new role. • Based on actual results for the STIP, eligible NEOs earned a payout equal to 7.5% of target.
Long-Term Incentives (Combination of RSUs, and PSUs)	• RSUs vest in three equal installments on the first, second and third anniversaries of the grant date. • PSUs allow eligible NEOs to earn a specified number of shares of our common stock at the end of the three-year performance period that will range between 0% and 200% of the initial shares awarded • Results of PSUs are subject to modification up or down within a range of +/- 15% using a scale based upon our three-year relative TSR compared to that of five other publicly traded companies.	• All eligible NEOs receive 50% of their equity award value in PSUs and 50% in RSUs • Performance share measures include HDMC revenue and HDMC return on invested capital. • Messrs. Starrs' and Ryan's 2026 targets were set based on market data, comparable roles within the Harley-Davidson compensation peer group and experience. • Mr. Zeitz moved to 50% PSUs and 50% RSUs to align with the executive leadership team. • Mr. Root received an increase in his target in recognition of his new role. • Mr. Krause received an increase in his target to better align with competitive market data.

Executive Compensation Philosophy, Governance and Process

EXECUTIVE COMPENSATION PHILOSOPHY

We provide competitive target pay, reinforce strategic objectives, pay for performance and align incentives with our shareholders' interests:

Pay-for-Performance	Reward exceptional performance with higher pay outcomes, while delivering reduced or no incentive pay when performance expectations are not met.
Align Interests with our Shareholders	Use equity-based awards and stock ownership requirements to focus management on sustainable long-term growth and share price appreciation.
Encourage Outcomes and Behaviors	Balance rewarding the delivery of near-term results with long-term performance, while discouraging excessive or inappropriate risks.
Align Measures with our Strategy and Operating Plan	Select performance measures that reflect our strategic objectives, with goals that are challenging yet achievable during the applicable period.
Target Pay Competitively and Appropriately	Typically set target compensation competitive with the 50th percentile of our compensation peer group for target performance to remain market competitive and to attract and retain top executive talent.

COMPENSATION BEST PRACTICES

Underpinning our compensation program, there are a number of policies and practices we have adopted to ensure we meet the high governance standards that our shareholders expect and that we expect of ourselves.

WHAT WE DO

- ✔ Typically target pay levels around the 50th percentile
- ✔ Deliver the majority of target compensation based on performance
- ✔ Align our performance measures and goals with our strategy
- ✔ Use objective performance measures and goals, and clearly disclose them
- ✔ Promote retention through vesting periods of between one and three years
- ✔ Conduct an annual assessment of compensation risk
- ✔ Apply payout caps under our incentive plans
- ✔ Maintain a Clawback Policy
- ✔ Maintain stock ownership requirements
- ✔ Conduct an annual "say-on-pay" vote
- ✔ Review tally sheets annually
- ✔ Review executive talent and succession plans
- ✔ Engage an independent compensation consultant
- ✔ Use a double-trigger vesting provision on all long-term incentive awards

WHAT WE DON'T DO

- ✖ Provide tax gross-ups on any change in control benefits
- ✖ Design plans that encourage excessive risk
- ✖ Enter into employment contracts
- ✖ Deliver guaranteed pay increases
- ✖ Deliver guaranteed incentive awards
- ✖ Hedging, pledging or short sales
- ✖ Option repricing

OUR COMPENSATION-SETTING PROCESS, ROLES AND RESPONSIBILITIES

The Annual Process

The Human Resources Committee reviews an annual calendar, which outlines the items that it will address at each meeting. Across its typical four meetings, the Human Resources Committee primarily reviews and approves items related to the CEO, as well as broader executive officer compensation. More broadly, the Human Resources Committee annually approves various incentive plans that apply across Harley-Davidson, which aligns our employees' goals with the Company's performance targets and strategic direction, while also providing an opportunity for individual performance recognition. The Human Resources Committee also reviews succession plans for the leadership team and an annual talent assessment.

In the sections that follow, we provide additional details on some of the most important aspects of the Human Resources Committee's work in 2025.

FEBRUARY

Approve

- Review and approve prior year STIP and LTIP results and payouts for NEOs.
- Finalize and approve current year STIP and LTIP measures, weightings and scale.
- Review and approve CEO total compensation.
- Ensure compensation outcomes reflect a commitment to aligning pay with performance and to awarding pay packages that are performance-based and "at risk."

MAY - SEPTEMBER

Review

- Review incentive compensation tracking.
- Review progress toward business and organizational objectives.
- Review stock ownership requirements and compliance with such requirements.
- Review compensation trends and regulatory developments.
- Review proxy advisors' reports on compensation-related matters.
- Evaluate trends and regulatory developments.
- Review and finalize executive benchmarking peer group.

AUGUST - DECEMBER

Evaluate

- Evaluate trends and regulatory developments.
- Review conceptual design of next fiscal year incentive plans and ensure alignment with Company performance.
- Evaluate overall compensation structure, market compensation trends and other intelligence, including compensation consultant reports.

Compensation Oversight

The Human Resources Committee, which Ms. Sylvester chairs, consists of three independent Directors. The Human Resources Committee has overall responsibility for approving the total direct compensation of our executive officers, who include the CEO and all other NEOs. In addition, the Human Resources Committee reviews other aspects of compensation, such as our deferred compensation plans, retirement plans and health and welfare plans. The Human Resources Committee receives information and support from an independent consultant, as well as management, both of which inform and facilitate the Human Resource Committee's deliberation and ultimate decisions. The Human Resources Committee retains sole decision-making authority with respect to executive compensation matters.

Use of an Independent Compensation Consultant

The Human Resources Committee has the sole authority to engage the services of outside advisors, experts and others to assist in performing its duties. Each year, the Human Resources Committee reviews and approves the scope and associated consulting fees for an independent compensation consultant and evaluates the consultant's subsequent performance. In 2025, the Human Resources Committee retained the services of Semler Brossy Consulting Group.

Semler Brossy's primary areas of support are the following:

- Market data and advice related to our CEO's compensation level and incentive design;
- Market data and an associated review of our compensation levels, performance goals and incentive designs for other executives;
- Annual executive compensation plan design;
- Market data and advice related to our non-employee Directors' compensation levels;
- Long-term incentive plan design;
- Change-in-control protection review; and
- General market and regulatory updates.

In accordance with SEC and NYSE requirements, the Human Resources Committee reviewed the independence of Semler Brossy during 2025 and confirmed that Semler Brossy was independent and that no conflict of interest was present with respect to Semler Brossy's provision of services to the Human Resources Committee.

Compensation Process Summary

MANAGEMENT	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	HUMAN RESOURCES COMMITTEE
CEO sets strategic direction for the Company and makes compensation recommendations for executives other than himself.	Receives reports from the Human Resources Committee regarding compensation strategy, design and outcomes and provides input.	Oversees compensation plans, approves CEO pay, reviews CEO pay with the Nominating and Corporate Governance Committee, reviews and approves compensation for CEO's direct reports and ensures compensation aligns to compensation philosophy.

INDEPENDENT COMPENSATION CONSULTANT

Provides market data and analysis to assist the Human Resources Committee in analyzing the competitiveness of the compensation of non-employee Directors and executives, including NEOs, provides expertise and advice related to other compensation matters the Committee considers, as needed, and attends meetings as requested.

Shareholders can find additional information about the Human Resources Committee in the Board Matters and Corporate Governance section starting on page 32.

In general, each December, the Human Resources Committee reviews executive compensation benchmarking data that the independent consultant prepares. The CEO then proposes target total direct compensation, consisting of a base salary, a target short-term incentive opportunity and a target value of long-term incentive opportunity for NEOs (except with respect to the CEO's own compensation) based on benchmark data, as well as Company and individual performance. The CEO's recommendations are subject to review and approval by the Human Resources Committee, which makes the final determination.

The Human Resources Committee establishes goals and objectives with the CEO and evaluates at least annually the performance of the CEO in light of these goals and objectives. The Human Resources Committee reviews and approves the total compensation of the CEO on an annual basis, including base salary, with input from all of the independent Directors on the Board (who comprise the Nominating and Corporate Governance Committee) on the performance of the CEO in meeting the CEO's goals and objectives and concerning the CEO's total compensation.

The Human Resources Committee annually approves a Short-Term Incentive Plan (STIP) to motivate and reward the performance of HDMC and HDFS employees. The Human Resources Committee also reviews and approves target STIP opportunities for our executive officers, who are our CEO, all NEOs and other executives who report directly to the CEO. The Human Resources Committee approves grants of awards to the executive leadership team and the CEO approves grants to other employees within parameters that the Committee has approved. The Human Resources Committee has authorized the CEO to make equity grants to employees in certain other instances (except to executives who report directly to the CEO, including all NEOs), including to help recruit a new employee, retain a current employee, or reward an employee for exceptional service or such other instance that the CEO believes is in the Company's best interest.

Tally Sheets

The Human Resources Committee reviews tally sheets every year that are comprehensive and show the full range of compensation under a variety of employment scenarios. The Human Resources Committee believes the annual review of tally sheets is helpful and considers them as part of its deliberations regarding executive pay every year.

USE OF COMPENSATION PEER GROUP DATA

On an annual basis, the Human Resources Committee undertakes a review of the compensation peers that we use to benchmark executive compensation and market practices and to inform compensation design.

The Human Resources Committee utilizes a peer group comprised of companies that meet industry and financial criteria, including: (1) status as a publicly-traded North American company on a major exchange; (2) industrial manufacturer or consumer brand; (3) comparability in size and scope, generally based on revenue, total market capitalization and capital intensity; (4) geographic revenue mix; (5) status as proxy advisor peers and (6) a balanced mix of the key attributes of our business:

- Consumer brand;
- Lifestyle brand;
- Iconic / premium brand;
- Capital intensive product offerings;
- Large scale industrial manufacturing capabilities;
- Dealer network; and
- Geographically diverse / global.

We evaluate the appropriateness of the group annually (based on merger and acquisition activity, growth, asset class focus, etc.) and make adjustments accordingly. Based on this review, the Human Resources Committee approved the following compensation peer group for use in 2025 which did not change from 2024:

Brown-Forman Corporation	Polaris Inc.	The Goodyear Tire & Rubber Company
BRP Inc.	PVH Corp.	The Toro Company
Brunswick Corporation	RH	Thor Industries, Inc.
MillerKnoll, Inc.	Somnigroup International Inc.	Winnebago Industries, Inc.
Molson Coors Beverage Company	Tapestry, Inc.	
Lululemon Athletica	Textron Inc.	

MANAGING COMPENSATION-RELATED RISKS

We design our compensation program with the understanding that, while some degree of risk is necessary and appropriate, the compensation program should not encourage excessive or inappropriate risk. The Human Resources Committee regularly monitors and evaluates our compensation policies and practices to ensure they align with good governance practices.

The Human Resources Committee annually undertakes a compensation risk assessment to establish whether our compensation program is successfully achieving these objectives, while aligning pay with performance. The 2025 review concluded that our compensation program, particularly our cash incentive plans and long-term incentives, appropriately balance risk, pay-for-performance and the desire to focus executives on specific financial and operational measures. The Human Resources Committee believes our program does not encourage unnecessary or excessive risk-taking, nor does it create risks that are reasonably likely to have a material adverse effect on the Company.

We have adopted the following policies and agreements to further underpin our executive compensation program with robust governance practices. The Human Resources Committee believes these are appropriate and reflect the expectations of our shareholders while providing for clear alignment between the interests of executives and those of our shareholders.

CLAWBACKS

The Human Resources Committee believes it makes good business sense to reserve the right to claw back, or recover, previously paid compensation or adjust credited compensation in certain circumstances. In August 2023, the Human Resources Committee approved changes to Harley-Davidson's Clawback Policy, which complies with the applicable SEC clawback rules and NYSE clawback listing standards and also provides authority to recover compensation (including time-vesting equity awards) in connection with certain actions involving the U.S. Department of Justice's (the "DOJ") guidance on compensation incentives and clawbacks. The Clawback Policy provides for compensation to be recovered: (i) if the Board or an appropriate Board Committee determines that an executive officer engaged in any fraud or intentional misconduct that was a contributing factor to Harley-Davidson having to restate any financial statements filed with the SEC due to the Company's material noncompliance with any financial reporting requirement under the securities law and (ii) from an employee who engaged in misconduct under investigation by the DOJ or any person who had supervisory authority over the employee or business area engaged in the misconduct and knew of, or were willfully blind to, the misconduct, in accordance with the DOJ's guidance on compensation incentives and clawbacks. See our latest Annual Report or 10-K filing on February 26, 2026 for the complete Clawback Policy.

Any bonuses paid, or credited to, or any other incentive compensation earned by an executive officer in excess of the amounts that would have been paid or credited to, or earned by, such executive officer during the three-year period preceding the date on which the Company is required to prepare the restatement based directly on the related financial results is subject to recovery under the Clawback Policy.

OPTION REPRICING

Under our stock plan, the repricing or exchange of underwater stock options is prohibited.

MAXIMUM CAPS AND ABILITY TO REDUCE AWARDS

Our annual cash incentive plans provide that the Human Resources Committee may reduce awards that executives would otherwise earn by up to 50%, and there is a 200% cap on all cash payouts. Under our long-term incentive plan, the maximum payout for performance shares is 200% of the initial number of shares granted, although the value of awards remains subject to upward and downward movement in our share price.

2025 Executive Compensation Program Elements, Decisions and Outcomes

OVERVIEW OF ELEMENTS

Consistent with our executive compensation philosophy to reward exceptional performance with higher pay outcomes, the Human Resources Committee approved the following performance measures for our 2025 incentive plans and awards in February 2025:

Performance Measure	Applicable to	What It Measures
Combined HDMC and HDFS Operating Income	STIP	Measures HDMC and HDFS profitability.
Retail Unit Sales	STIP	Measures retail sales growth.
HDMC Return on Invested Capital	Performance Shares	Measures how effectively and efficiently we manage HDMC capital investments.
HDMC Revenue	Performance Shares	Measures HDMC revenue from the sale of motorcycles and related products.

Pay Mix

The majority of target total direct compensation for our NEOs, including the CEO, is at-risk variable compensation, with a significant emphasis on equity-based compensation. Our approach reflects our compensation philosophy. The following graphs set out the relative values of the elements of the target total direct compensation of our CEO and the other NEOs for 2025.

CEO Pay Mix


34.2%
Long-term Incentives (Performance Shares)
12.7%
Base Salary (Cash)
18.9%
Short-term Incentives (Cash)
34.2%
Long-term Incentives (Restricted Stock Units)
87.3%
Performance and Equity Based pay

Other NEO Pay Mix


23.7%
Long-term Incentives (Performance Shares)
29.5%
Base Salary (Cash)
23.1%
Short-term Incentives (Cash)
23.7%
Long-term Incentives (Restricted Stock Units)
70.5%
Performance and Equity Based pay

CEO pay mix reflects only the target total direct compensation for Mr. Starrs for 2026 that the Committee approved in 2025 and does not include the one-time amounts awarded to him in 2025. Other NEO pay mix is an average of target total direct compensation for the other NEOs except Mr. Zeitz and excludes any one-time amount we awarded to Mr. Ryan in 2025.

PAY DECISIONS FOR NEW EXECUTIVES

In addition to core pay plans for our executive team, the Human Resources Committee approved offers for two new executives who are NEOs consistent with our compensation philosophy.

New CEO Compensation Arrangements

The Human Resources Committee determined Mr. Starrs' employment and compensation arrangements for fiscal 2025 and target fiscal 2026 compensation in conjunction with the Committee's independent compensation consultant.

The factors the Committee considered in determining both the amounts and types of compensation included, but were not limited to, Mr. Starrs' experience in franchise-driven industries, his track record of delivering top and bottom-line growth, his competitive opportunities, his compensation at his prior employer, his first-time experience as a public company CEO, and market compensation for comparable roles within Harley-Davidson's compensation peer group.

We provided nonrecurring cash and RSU awards during fiscal 2025 as a replacement of compensation that Mr. Starrs was expecting to earn but forfeited upon leaving his former employer. In addition, we provided Mr. Starrs with a pro-rated 2025 long-term incentive award in the form of RSUs, in an amount based on the target value of his long-term incentive opportunity that the Human Resources Committee approved for 2026, to create immediate alignment with shareholders and our other NEOs, incentivize growth in Harley-Davidson's share price, and secure Mr. Starrs' timely hiring, considering both his outstanding equity and expected future compensation at his prior employer. Mr. Starrs was not eligible to participate in the 2025 STIP.

The Committee set target fiscal 2026 annual compensation below market median considering that this position represents Mr. Starrs' first experience as a public company CEO.

The following table summarizes the full-year 2026 compensation arrangements that we documented in Mr. Starrs' offer letter:

Pay Element	2026 Value	Rationale
Annual Base Salary	$1,200,000	Provide a market-competitive level of fixed compensation and target annual bonus opportunity
Annual STIP Target Opportunity	150% of base salary	
Annual LTIP Target Opportunity	$6,500,000	Provide a market-competitive level of long-term equity awards (50% PSUs and 50% RSUs) and performance measures that align with standard practice for senior executives
Target Total Direct Compensation	**$9,500,000**	**Positioned below the 50th percentile of the compensation peer group**

The following table summarizes the non-recurring new hire awards for Mr. Starrs:

Pay Element	2025 Value	Rationale
Cash Sign-on Bonus	$2,000,000	Intended to compensate Mr. Starrs for equity awards that he forfeited that would have vested within 12 months of the date of the offer letter, plus the value of the annual cash bonus that he forfeited as a result of his departure from his prior employer.
Make-Whole RSU Award	$4,500,000	Replace the value of equity awards that he forfeited that would have vested 12+ months after the date of his offer letter.
Pro-Rata 2025 RSU Award	$1,625,000	Provide immediate alignment with shareholders and other NEOs, incentivize growth in Harley-Davidson's share price and induce Mr. Starrs to join Harley-Davidson, considering both his outstanding equity and expected future compensation at his prior employer.

New Chief Marketing and Technology Officer Compensation Arrangements

The Human Resources Committee determined Mr. Ryan's employment and compensation arrangements based on the CEO's recommendations and in conjunction with the Committee's independent compensation consultant.

In determining both the amounts and types of compensation, the Committee considered a number of factors, including, but not limited to, Mr. Ryan's experience in brand building and creating personalized customer engagement at scale using data, his compensation at his prior employer and market compensation for comparable roles within Harley-Davidson's compensation peer group.

We provided certain awards during fiscal 2025 as a replacement of prior compensation that Mr. Ryan was expecting to earn but forfeited upon leaving his former employer. Mr. Ryan was not eligible to participate in the 2025 STIP. The details of Mr. Ryan's compensation appear in the Summary Compensation Table following the Compensation Discussion and Analysis.

Former CEO Compensation Arrangements

Mr. Zeitz retired from his role as Chairman, President and Chief Executive Officer effective October 1, 2025, and the Human Resources Committee agreed that he would remain an employee of the Company through February 2026 in the role of Senior Advisor to facilitate a smooth transition and provide knowledge transfer and strategic consulting services, as requested by the Company. Mr. Zeitz received a monthly stipend in the amount of $10,000 for his services as Senior Advisor. Mr. Zeitz's 2025 STIP payment was pro-rated for the period of time he served as our CEO. His outstanding equity-based incentive awards were forfeited, vested, or are eligible for continued vesting in accordance with applicable standard award agreements, taking into account his continued employment through February 2026. Mr. Zeitz did not receive any other payments or enhanced benefits in connection with the leadership transition.

2025 COMPENSATION TARGET OPPORTUNITIES

The Human Resources Committee, in consultation with its independent compensation consultant, determined the amounts and types of compensation for each NEO. In making these determinations, the Committee considered several factors, including, but not limited to, each NEO's experience, responsibilities, expertise, contributions to Harley-Davidson, their competitive opportunities and market compensation for their role. The Company typically seeks to provide total target compensation within +/- 15% of the 50th percentile to be competitive with market. This margin allows for year-to-year swings in data that can occur based on a number of factors unrelated to underlying compensation strategy.

BASE SALARY

The Human Resources Committee undertakes an annual review of NEO base salaries to determine whether to adjust salaries. The Human Resources Committee generally considers a broad range of factors when setting salary, including, but not limited to, experience, responsibilities, expertise, contributions to Harley-Davidson, their competitive opportunities and market compensation for their roles. The base salaries for our NEOs at the end of 2025 are stated in the table below, except for Mr. Zeitz's salary, which reflects his annualized salary from when he was in the CEO role.

Named Executive Officer	2025 Base Salary	Change from 2024
Artie Starrs	$1,200,000	N/A
Jochen Zeitz	$2,028,000	4%
Jonathan Root	$ 700,000	22%
Matt Ryan	$ 650,000	N/A
Jagdish Krishnan	$ 598,000	4%
Paul Krause	$ 550,000	6%

Note: Mr. Root's increase was a result of his promotion to the role of Chief Financial Officer and President, Commercial in January 2025. Mr. Krause's base salary increase was to better align with the competitive market and base salary increases for Messrs. Zeitz and Krishnan aligned with our standard merit increases. Based on the start date of Messrs. Starrs and Ryan, they were not eligible for a base salary increase in 2025.

2025 SHORT-TERM INCENTIVE PLAN (STIP)

The Human Resources Committee believes the short-term incentive plan design aligns the incentives of participants with the overall performance of the Company.

Target Opportunities

In February 2025, as part of the annual target setting process, the Human Resources Committee reviewed and approved the amount of compensation that we would pay to each NEO (except Messrs. Starrs and Ryan) under the short-term incentive plan, expressed as a percentage of their base salary, if the actual Company performance resulted in a payout at target for 2025. Messrs. Starrs and Ryan were not employees at the time and were not eligible for a 2025 STIP payment based on the terms of their individual offers. The target bonus opportunities for the other NEOs appear below.

The design of the short-term incentive plan was such that, if we did not achieve the minimum level of performance for a measure, then there would be no payout relating to that measure. If we achieved the minimum level of performance, the threshold payout was 25% of the target opportunity reflecting that measure's weighting; performance at or above the upper end of the performance goal would result in a payout of 200% of the target opportunity reflecting that measure's weighting.

Named Executive Officer	2025 Target Bonus Opportunity (% of Base Salary)
Jochen Zeitz	118%
Jonathan Root	90%
Jagdish Krishnan	75%
Paul Krause	65%

Performance Measures

The short-term incentive plan that the Human Resources Committee approved in February 2025 continued to utilize combined HDMC and HDFS operating income as a performance measure, weighted at 80% and added Retail Sales Units as a second measure, weighted at 20%.

Performance Measure	Applicable to	What It Measures	Weighting	Payout Ranges
Combined HDMC and HDFS Operating Income	STIP	Measures HDMC and HDFS profitability.	80%	0%-200%
Retail Sales Units	STIP	Measures retail sales growth.	20%	0%-200%

2025 Performance Achievements and Payouts

For STIP purposes, we adjusted combined HDMC and HDFS operating income primarily to exclude estimated benefits of certain aspects of the HDFS transaction and, as a result, STIP operating income results were below threshold. Retail Sales Units of 132,535 exceeded the threshold performance level and resulted in a 7.5% weighted payout under that measure. All eligible NEOs received that 7.5% payout.

Performance Measure (Weight)	Weight	Threshold	Target	Maximum	Actual	Weighted Payout
STIP Operating Income (100%) ($ in millions)	80%	$ 361.0	$ 515.0	$ 618.0	Below Threshold	—%
Retail Sales Units	20%	130,000	145,000	160,000	132,535	7.5%

2025 STIP PAYMENTS

The table below illustrates the five-year trend of our STIP payouts. We believe this trend illustrates the pay for performance design of our STIP.

Financial Component of Short-term Incentive Plan Outcomes


200%
100%
0%
200%
114%
110%
0%
7.5%
2021
2022
2023
2024
2025

2025 LONG-TERM INCENTIVE AWARDS

Equity-based awards provide a direct alignment of interests with our shareholders as they deliver value aligned with the upward and downward movement in Harley-Davidson's share price over the long-term. For 2025, all of our executive officers, including Mr. Zeitz, received long-term incentive awards in two types of equity-based awards that enable the Human Resources Committee to achieve a combination of objectives:

- Performance shares enable the Human Resources Committee to incentivize and reward performance in areas critical to our success; and
- Restricted stock units help us retain our senior executives, whose experience is critical to the successful execution of our plans and strategies.

Target Opportunities

For each NEO, other than Messrs. Starrs and Ryan who joined late in the year and whose compensation arrangements we described above, the Human Resources Committee determined a target value of long-term incentive opportunity, which we express as a percentage of base salary. We granted Mr. Starrs a pro-rated 2025 RSU award based on the target value of his long-term incentive opportunity that the Human Resources Committee approved for 2026. Mr. Ryan was not eligible for a 2025 LTIP award based on the terms of his offer letter.

We converted the target value of long-term incentive opportunity for each NEO (other than Messrs. Starrs and Ryan) into an award of performance shares and an award of restricted stock units. For this conversion, we valued each performance share and each restricted stock unit at an amount equal to the closing price of a share of our stock on the date of grant. We granted Mr. Starrs' pro-rated 2025 LTIP award entirely in restricted stock units given the timing of his hire date.

		Long-term Incentive Mix	
Named Executive Officer	Target Award Value (% of Base Salary)	Performance Shares (50% of Total Target Value)	Restricted Stock Units (50% of Total Target Value)
Jochen Zeitz	321%	$3,250,000	$3,250,000
Jonathan Root	229%	$ 800,000	$ 800,000
Jagdish Krishnan	140%	$ 402,500	$ 402,500
Paul Krause	140%	$ 385,000	$ 385,000

The Human Resources Committee decided to change the mix of performance shares from 60% to 50% and restricted stock units from 40% to 50% in 2025. The Committee intended the change in mix to better align the design of our LTIP to competitive peer market practices and to further enhance the retentive value of our LTIP.

Mr. Zeitz was retirement-eligible upon his termination of employment in February 2026. Under the terms of our standard award agreements, one-third of Mr. Zeitz's 2025 RSU grant vested on the one-year anniversary of the grant date. All remaining unvested RSUs were accelerated upon his retirement as Senior Advisor on February 28, 2026. Pursuant to the terms of our standard PSU award agreement, Mr. Zeitz will remain eligible to vest in a pro-rated portion of his 2025 PSU award in February 2028 based on actual performance from 2025 through 2027.

Performance Measures

The Human Resources Committee approved the measures for the 2025-2027 performance shares in February 2025. The following tables show the measures and weightings. The actual number of performance shares our Named Executive Officers will receive will range from 0% to 200% of the target level that the Human Resources Committee established for each executive, depending on the degree to which we meet the performance objectives and the operation of the modifier that we discuss below.

Performance Measure	Applicable to	What It Measures	Weighting	Payout Ranges
HDMC Return on Invested Capital	Performance Shares	Measures how effectively and efficiently we manage HDMC capital investments.	50%	0%-200%
HDMC Revenue	Performance Shares	Measures the HDMC revenue from the sale of motorcycles and related products.	50%	0%-200%

2025 Performance Share Awards

Performance shares allow the executive to earn a specified number of shares of our common stock at the end of the three-year performance period (2025 through 2027) that will range between 0% and 200% of the initial shares awarded. As a result, the number of performance shares an NEO earns is based on Company performance and the value that the NEO realizes is tied to the stock price when the shares vest at the end of the performance period. To the extent awards vest, the participant will also receive the accumulated dividends that have accrued over the performance period, in direct proportion to the number of performance shares that actually vest.

For the 2025-2027 performance period, the Human Resources Committee approved performance shares that will reward select participants, including our NEOs other than Messrs. Starrs and Ryan due to the timing of their hire dates, based on our achievement of financial performance goals over the performance period. We will modify the result from our performance up or down within a range of +/-15% using a scale that the Human Resources Committee approved based upon our three-year relative total shareholder return compared to that of five other publicly traded companies in the consumer discretionary transportation space.

The following table describes how we define each measure for purpose of calculation.

Performance Measure	Weighting	Definition
HDMC ROIC	50%	The quotient obtained by dividing (i) HDMC operating income after tax by (ii) combined HDMC Invested Capital in the year. Invested Capital: the average amount of HDMC debt plus the average amount of HDMC shareholder’s equity, excluding accumulated other comprehensive income or loss for pension and postretirement benefit plans, net of tax. Performance is measured by calculating a 3-year average.
HDMC Revenue	50%	Total revenue from HDMC. Performance is measured by calculating the sum of revenue for the 3-year period.

We use the following five companies as the peer group to calculate the total shareholder return (TSR) modifier for the 2025-2027 performance awards: BRP Inc., Brunswick Corporation, Polaris Inc, Thor Industries, Inc. and Winnebago Industries, Inc. This peer group differs from our compensation peer group as it offers more relevant benchmarks to compare our relative performance for compensation purposes.

2025 Restricted Stock Unit Awards

Restricted stock unit awards allow the executive to earn a specified number of shares of our common stock at the end of a restricted period. Awards vest in three equal installments on the first, second and third anniversaries of the grant date subject to continued employment. At the time of vesting, the executive will receive dividends that were declared quarterly related to unvested shares. The Human Resources Committee believes that restricted stock unit awards complement our use of performance shares by providing an effective and valuable tool to attract and retain executives.

Under the general vesting rules, a recipient who has reached the age of 55 is eligible for retirement and, upon retirement from the Company, will have all awards that were granted 12 or more months prior to the date of retirement vest upon retirement.

The awards for all NEOs vest ratably over 3 years.

Payout of the 2023 Performance Share Awards

In 2023, the Human Resources Committee approved grants of performance shares which, subject to performance during 2023, 2024 and 2025, were eligible for vesting in a range between 0% and 200% of the initial award amount. Our performance was assessed against four performance measures for 2023 and 2024 and two performance measures for 2025, tied to our areas of long-term strategic focus based on the average achievement of stakeholder-based performance goals for each year during the three-year performance period. The average three-year result was then subject to modification up or down within a range of +/-15% based upon our three-year relative total shareholder return compared to that of five other publicly-traded companies in the consumer discretionary transportation space using a scale that the Human Resources Committee approved in 2023.

The following graph shows the results of each performance measure each year and the cumulative percentage that we actually achieved. As previously noted, participants earned 2023-2025 performance shares at 52.5% of target, which was the percentage after application of a negative modifier of 15% based upon our three-year relative total shareholder return compared to that of the peer group.

		Preliminary payout as % of Target				
Performance Measure	**Weight**	**2023**	**2024**	**2025**	**Achievement %**	**TSR Modifier**
ROIC	25%	17.5%	—%	0%	5.8%	Modifier Result
Revenue	25%	20.6%	19.3%	37%	25.7%	
HDI Employee Engagement	25%	20.8%	27.1%	N/A	24.0%	-15%
HDI Workforce Representation	25%	—%	12.6%	N/A	6%	
Total	**100%**	**58.9%**	**59.0%**	**37.3%**	**61.8%**	**52.5%**

Note: ROIC and Revenue include HDMC only. The Committee removed HDI employee engagement and HDI workforce representation for 2025.

The peer group for the 2023-2025 performance awards that we used to calculate the Total Shareholder Return (TSR) modifier consisted of the following five companies: BRP Inc., Brunswick Corporation, Polaris Inc., Thor Industries, Inc. and Winnebago Industries, Inc. Below is the modifier scale that the Human Resources Committee approved in 2023.

		Harley-Davidson Cumulative TSR and Rank Throughout the Performance Period		
Harley-Davidson Rank	Modifier	2023	2023-24	2023-25 (Final)
1	+15%	2.0%	-11.6%	-46.4%
2	+10%			
3	+5%	Rank = 4	Rank = 2	Rank = 6
4	0			
5	(7.5)%			
6	(15)%			

Harley-Davidson's 2023-2025 TSR of -46.4%, which is what we used to calculate the TSR modifier, placed the Company 6th out of the 6 companies which resulted in a final pay modifier of -15%. For reference, we share above where our TSR ranked at year-end 2023 and 2024. TSR reflects stock price appreciation and dividend reinvestment each year over the three-year performance period. We calculated TSR consistently for the Company and each of the peer companies.

WIN Stock Options Vested in 2025

We granted WIN stock options to Mr. Zeitz in December 2021. Based on our stock price relative to performance goals and because Mr. Zeitz remained employed through December 31, 2023, 124,950 options were exercisable at that date at an exercise price of $36.63 and a 6-year term. Because Mr. Zeitz remained employed as CEO through December 31, 2024, and because the highest 10-day average stock price that we achieved since we granted the WIN stock options was $49.46 (which we achieved on February 15, 2023 and which exceeded the first stock price hurdle of $45.00 under the stock options), an additional 64,400 options became exercisable on December 31, 2024 with the same $36.63 exercise price. All of the vested stock options now have the remainder of the full 10-year term to exercise. No additional stock price performance hurdles were achieved, and no additional options became exercisable, in 2025. Mr. Zeitz has until December 31, 2026 to earn additional stock options based on achievement of the share price hurdle of $50.00.

2022 Aspirational Incentive Plan

In 2022, select NEOs received Aspirational Incentive Plan (AIP) grants that would be earned upon future achievement of aggressive stock price growth goals through the end of 2025. At the end of 2025, the highest 30-day average stock price that we achieved since granting the AIP Performance Shares did not reach the first threshold of $70.00, so none of the eligible NEOs earned any AIP Performance Shares. Accordingly, all of the AIP shares granted in 2022 were forfeited and none of the eligible NEOs earned any value from the AIP shares.

One-Time Awards Granted in 2025

Cash Sign-On Bonuses: Messrs. Starrs and Ryan received cash sign-on bonuses of $2,000,000 and $1,130,000, respectively, each subject to repayment if the executive voluntarily departs within 12 months. We intended these one-time payments to replace forfeited equity and annual bonus opportunities from their former employers.

RSU Grants: Messrs. Starrs and Ryan received grants of RSUs valued at $4,500,000 and $1,400,000, respectively. We intended these one-time grants to replace the value of forfeited equity award that would have vested 12 plus months after the date of hire. In addition, Mr. Starrs received a pro-rata 2025 RSU award valued at $1,625,000 to provide immediate alignment with shareholders and other NEOs, incentivize growth in Harley-Davidson’s share price and induce Mr. Starrs to join Harley-Davidson, considering both his outstanding equity and expected future compensation at his prior employer.

OTHER ELEMENTS OF COMPENSATION

The final elements of our executive compensation program are the benefits and limited executive perquisites that we provide. We generally offer benefits in a form and manner similar to our other salaried employees, with a goal across the Company of being competitive in the markets in which we compete for talent.

Retirement and Savings Plans

There are several retirement and savings plans the Company offers to eligible employees. Any eligible employee participates on the same terms as the executive officers.

Plan	Overview
Active Plans	
HD Retirement Savings Plan for Salaried Employees	Qualified section 401(k) savings plan for eligible employees, which we believe is competitive with plans of other similar companies. *All NEOs participate in this plan.*
HDI Deferred Compensation Plan	A non-qualified Deferred Compensation Plan for salaried employees in which a group of highly compensated employees (as defined by the Internal Revenue Code) is eligible to participate, including the NEOs. Under our non-qualified Deferred Compensation Plan, we pay participants amounts that would have been accrued or payable under the Retirement Savings Plan if statutory limits that apply to that plan as a qualified plan under the Internal Revenue Code had not been applicable. Under the terms of this Plan, participants can defer a portion of their base salary and a portion of their annual STIP payment. If a participant in this Plan makes an election to defer eligible compensation, and there are statutory limits on such participant's ability to defer at least 6% of eligible compensation into the qualified Employee Retirement Savings Plan, then the participant will also receive Company matching contributions in this Plan that would have been made in the qualified Employee Retirement Savings Plan if no statutory limit had been applicable. We believe earnings on amounts deferred reflect the returns available in the market because investment options in the Deferred Compensation Plan that are participant-directed are similar to those that exist in our 401(k) plan. This plan is structured to comply with Section 409A of the Internal Revenue Code. *All NEOs are eligible to participate in this plan.*

Perquisites

In addition to the benefits detailed above, the NEOs received a limited number of perquisites in 2025. We provide limited perquisites to ensure we remain market competitive.

Perquisite	Overview
Use of Corporate Aircraft	The Human Resources Committee approved limited personal use of the corporate aircraft by Mr. Zeitz while in the Chief Executive Officer role.
Relocation	Messrs. Starrs and Ryan received relocation benefits aligned to our executive relocation policy.

Other Compensation Policies and Practices

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that we pay to certain covered employees, generally including our NEOs, to $1,000,000 in any year. The Human Resources Committee believes that shareholders' interests are best served by not restricting its discretion and flexibility in structuring compensation, even though doing that may result in certain non-deductible compensation expenses. Because many different factors influence a well-rounded, comprehensive executive compensation program, some of the compensation we provide to our executives is likely not to be fully deductible for tax purposes due to Section 162(m).

EQUITY AWARD AND GRANT PRACTICES

We make awards of equity to certain employees, including our NEOs and our non-employee Directors, under an established process that the Human Resources Committee has approved using shareholder-approved stock plans.

Annual equity awards to employees historically have taken place in February after the release of fourth-quarter earnings, at which time the "window" for effecting transactions in our stock is generally open for those employees who may, through their job responsibilities, have access to material non-public information.

Except as the Committee may otherwise determine in each specific instance, off-cycle equity award grants may only be effective on dates during an open window period and occur after the CEO or Human Resources Committee determines that an individual is deserving of an award because: (i) an eligible employee is a recent hire; (ii) an employee has excelled in their role; (iii) an eligible employee is promoted to a new position (which is stock eligible); (iv) an eligible employee is highly valued and management wants to retain the individual; or (v) an eligible employee was inadvertently omitted from the annual award list. The Human Resources Committee does not take into account material non-public information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

EMPLOYMENT CONTRACTS

We do not enter into employment contracts with executives that provide for ongoing terms of employment.

TRANSITION AGREEMENTS AND CHANGE OF CONTROL

On December 31, 2025, we had Transition Agreements with Messrs. Starrs, Root, Krause and Krishnan, which become effective upon a change of control of Harley-Davidson, Inc. as defined in their Transition Agreements.

In the agreements with these NEOs, to the extent that payments to these executives under these agreements would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive.

The Transition Agreements do not provide for the payment of an excise tax gross-up or any benefits in the event the executive voluntarily terminates their employment for any reason after a change of control. There is no immediate vesting of equity awards upon a change of control for NEOs who are parties to Transition Agreements.

We believe the circumstances that entitle an individual to payments upon termination of employment following a change of control strike the appropriate balance between protecting the interests of our shareholders and our executives. The table in the "Payments Made Upon Termination-Change of Control" section provides estimates of the amounts of compensation payable to each eligible NEO, if any, upon a change of control and termination of the executive. The assumptions we used to calculate those amounts accompany the Change of Control table.

EXECUTIVE SEVERANCE

All NEOs are covered under our Executive Severance Plan that, if we terminate employment for reasons other than for cause, provides for a base salary continuation benefit of 24 months, prorated annual incentive plan payment and a lump sum payment for medical, dental and vision benefit plans based on the number of months of severance, and the Company's contribution for such benefits, as well as a payment in lieu of outplacement benefits. To receive a severance payment under this Plan, the executive must execute a general release of claims against the Company and agree to certain restrictive covenants.

Executive Compensation Tables



2025 Summary Compensation Table

Name and Principal Position (1) (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (2) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (3) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (4) (i)	Total ($) (j)
Artie Starrs President and Chief Executive Officer	2025	$ 304,000	$2,000,000	$ 6,125,019	$ —	$ —	$ —	$ 162,971	$ 8,591,990
Jochen Zeitz Former Chairman, President and Chief Executive Officer	2025	$1,531,000	$ —	$ 6,610,699	$ —	$ 135,000	$ —	$ 442,500	$ 8,719,199
	2024	$1,950,000	$ —	$ 6,500,014	$ —	$ —	$ —	$ 695,531	$ 9,145,545
	2023	$1,948,000	$ —	$ 6,500,029	$ —	$3,093,600	$ —	$ 411,651	$11,953,280
Jonathan Root Chief Financial and Commercial Officer	2025	$ 693,000	$ —	$ 1,674,144	$ —	$ 46,467	$ —	$ 50,462	$ 2,464,073
	2024	$ 575,000	$ —	$ 957,351	$ —	$ —	$ —	$ 49,938	$ 1,582,289
	2023	$ 503,000	$ —	$ 490,475	$ —	$ 249,689	$ —	$ 51,462	$ 1,294,626
Matt Ryan Chief Marketing and Technology Officer	2025	$ 45,000	$1,130,000	$ 1,400,009	$ —	$ —	$ —	$ 18,868	$ 2,593,877
Jagdish Krishnan Former Chief Digital and Operations Officer	2025	$ 594,000	$ —	$ 895,881	$ —	$ 33,638	$ —	$ 55,551	$ 1,579,070
	2024	$ 575,000	$ —	$ 1,033,889	$ —	$ —	$ —	$ 55,129	$ 1,664,018
	2023	$ 562,000	$ —	$ 794,675	$ —	$ 276,893	$ —	$ 62,850	$ 1,696,418
Paul Krause Chief Legal, Compliance, and Corporate Affairs Officer and Corporate Secretary	2025	$ 549,000	$ —	$ 845,947	$ —	$ 26,813	$ —	$ 46,233	$ 1,467,993
	2024	$ 515,000	$ —	$ 753,467	$ —	$ —	$ —	$ 49,842	$ 1,318,309
	2023	$ 474,000	$ —	$ 602,834	$ —	$ 205,010	$ —	$ 69,662	$ 1,351,506

(1) Mr. Starrs and Mr. Ryan joined the Company effective October 1, 2025 and December 8, 2025, respectively. The Company did not report compensation for Mr. Starrs or Mr. Ryan for fiscal years prior to 2025 because they were not employed by the Company during those periods.

(2) We calculated the compensation related to stock (restricted stock units and performance shares) based on the grant date fair value of an award as determined pursuant to Accounting Standards Codification Topic 718 ("ASC 718"). We based the grant date fair value of restricted stock unit awards on the market price of the underlying stock as of the date of grant (which considers the value of dividend equivalents that the holder is entitled to receive). The grant date fair values of the performance shares were determined using a Monte Carlo simulation on the date of grant pursuant to ASC 718. Refer to Note 16 of our financial statements included in our 2025 Annual Report on Form 10-K for details regarding assumptions we used to value the performance shares. The value included in the summary compensation table is based on achieving the performance objectives at target. The maximum performance share award value for 2025 grants of performance share awards, based on the grant date fair value per performance share, is 200% of the target amount, which equates to the following amounts based on our stock price on the date of grant: Mr. Zeitz - $6,721,384, Mr. Root - $1,748,240, Mr. Krishnan - $986,742 and Mr. Krause - $921,878.

(3) The amount in this column for 2025 includes the amounts each NEO earned under their STIP award for 2025 which we paid during 2026. This column shows compensation for the year in which it was earned, even if we paid the amount during the following year.

(4) All other compensation in 2025 consisted of the following:

	401(k) Plan Contribution	Deferred Compensation Plan Contribution	Aircraft Usage(i)	Relocation Benefits	Total
Artie Starrs	$ —	$ —	$ —	$162,971	$162,971
Jochen Zeitz	$29,550	$129,669	$283,281	$ —	$442,500
Jonathan Root	$29,550	$ 20,912	$ —	$ —	$ 50,462
Matt Ryan	$ —	$ —	$ —	$ 18,868	$ 18,868
Jagdish Krishnan	$29,550	$ 26,001	$ —	$ —	$ 55,551
Paul Krause	$29,550	$ 16,683	$ —	$ —	$ 46,233

(i) Compensation for executive aircraft usage is based on the incremental cost to the Company for use of the company-leased aircraft. Incremental cost was calculated based on third-party charges that related to executive aircraft usage flight hours.

Grants of Plan Based Awards for 2025

Name (a)		Award Date[4]	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Thres-Hold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Thres-Hold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#) (i)	All Other Option Awards: Number of Securities Under-Lying Option (#) (j)	Exer-cise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value Of Stock and Option Awards (l)
Artie Starrs	STIP	02/06/25	02/06/25	$ —	$ —	$ —							
	RSUs	11/05/25	11/05/25							240,858			$6,125,019
Jochen Zeitz	STIP	02/06/25	02/06/25	$ 120,000	$2,400,000	$4,800,000							
	Performance Shares	02/06/25	02/06/25				60,816	121,632	243,264				$3,360,692
	RSUs	02/06/25	02/06/25							121,632			$3,250,007
Jonathan Root	STIP	02/06/25	02/06/25	$ 31,500	$ 630,000	$1,260,000							
	Performance Shares	02/09/23	02/05/25				889	1,778	3,556				$ 46,850
	Performance Shares	02/06/25	02/06/25				14,971	29,941	59,882				$ 827,270
	RSUs	02/06/25	02/06/25							29,941			$ 800,024
Matt Ryan	STIP	02/06/25	02/06/25	$ —	$ —	$ —							
	RSUs	12/08/25	12/08/25							62,195			$1,400,009
Jagdish Krishnan	STIP	02/06/25	02/06/25	$ 22,425	$ 448,500	$ 897,000							
	Performance Shares	02/09/23	02/05/25				1,464	2,928	5,856				$ 77,153
	Performance Shares	02/06/25	02/06/25				7,532	15,064	30,128				$ 416,218
	RSUs	02/06/25	02/06/25							15,064			$ 402,510
Paul Krause	STIP	02/06/25	02/06/25	$ 17,875	$ 357,500	$ 715,000							
	Performance Shares	02/09/23	02/05/25				1,192	2,384	4,768				$ 62,818
	Performance Shares	02/06/25	02/06/25				7,205	14,409	28,818				$ 398,121
	RSUs	02/06/25	02/06/25							14,409			$ 385,008

(1) In February 2025, the Human Resources Committee formally approved the STIP relating to 2025 performance. Under this plan, each eligible NEO had the potential to earn the estimated future payouts that we disclose above during 2025. We include further details regarding this plan, including information on performance criteria, in the “2025 Short-Term Incentive Plan” section of the “Compensation Discussion and Analysis.”

(2) Performance shares shown as granted in 2025 include the performance share award approved in 2025, which included performance goals for a cumulative 3-year period, as well as one-third of the performance share award approved in 2023, which included separate performance goals for each year of the awards. Under ASC 718, shares are not considered granted until the grantor and grantee reach a mutual understanding of the key terms and conditions of the award. Therefore, the total performance share awards approved in 2023 were considered granted in three equal amounts on the dates the annual performance goals for each fiscal year were communicated. The performance shares allow NEOs to earn a specified number of shares of our common stock at the end of a three-year performance period that will range between 0% and 200% of the target level award amount. For the awards approved in 2025, the number of shares of our stock that the NEO will earn under the award will be based on the Company's achievement of internal performance goals over a three-year performance period modified by the Company's relative total shareholder return performance compared to a predetermined peer group, measured over the same three-year performance period. For the awards approved in 2023, the number of shares of our stock that the NEO will earn under each award will be based on the Company's average achievement of internal performance goals for each fiscal year during the award's 3-year performance period modified by the Company's relative total shareholder return performance compared to a predetermined peer group, measured over the same three-year performance period. For the awards approved in 2023, the annual performance goals for each fiscal year were established and communicated to the NEO at the beginning of the fiscal year. The performance measures for the 2025 fiscal year relate to HDMC return on invested capital and HDMC revenue and are subject to the total shareholder return modifier. We discuss these measures under “2025 Long-Term Incentive Awards” in the “Compensation Discussion and Analysis.” Earned shares will vest only if the individual remains an employee through the vesting date or certain other circumstances apply. To the extent that these awards vest, the participant will receive the accumulated dividends that have accrued over the performance period in direct proportion to the number of performance shares that actually vest.

(3) Restricted stock unit awards allow NEOs to receive shares of our common stock in the future only after the awards vest, which will occur only if the individual remains an employee through the vesting date or certain other circumstances apply. The restricted stock unit awards granted to NEOs vest in three equal annual installments beginning one year after the grant date. To the extent that these awards vest, the participant will receive the accumulated dividends that have accrued over the service period. Under the vesting rules of our restricted stock unit awards, a recipient who is at least 55 years old, is eligible for retirement and retires from the Company will have all awards that were granted 12 or more months prior to the date of retirement vest upon retirement.

(4) The date the Human Resources Committee initially took action to approve the award. As noted in note (2), certain performance shares shown as granted in 2025 were approved in 2023 but were not considered granted until the annual performance goals were communicated by the Company to the NEO in 2025.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

For 2025, we maintained the following executive compensation elements and plans for our NEOs:

- Base salary;
- Annual cash incentive compensation;
- Long-term incentive stock awards;
- Retirement and savings plans;
- Non-qualified Deferred Compensation Plan; and
- Other employee benefits and other non-cash compensation.

We include further details regarding these plans and elements of our program, including information on performance criteria and vesting provisions, in the "2025 Compensation Decisions and Outcomes" section of the "Compensation Discussion and Analysis."

Outstanding Equity Awards at December 31, 2025

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (1) (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (1) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (2) (4) (g)	Market Value Of Shares Or Units of Stock That Have Not Vested ($) (2) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (3) (4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested ($) (3) (j)
Artie Starrs	—	—	—			240,858	$4,935,180	—	$ —
Jochen Zeitz	189,350	—	310,650	$ 36.63	12/01/31	294,845	$6,041,374	51,696	$ 1,059,251
Jonathan Root	—	—	—			40,266	$ 825,050	19,329	$ 396,051
Matt Ryan	—	—	—			62,195	$1,274,376	—	$ —
Jagdish Krishnan	—	—	—			27,968	$ 573,064	13,006	$ 266,493
Paul Krause	—	—	—			24,242	$ 496,719	10,800	$ 221,292

(1) We granted WIN stock options to Mr. Zeitz in December 2021. Based on our stock price relative to performance goals and because Mr. Zeitz remained employed through December 31, 2023, 124,950 options were exercisable at that date with at an exercise price of $36.63 and a 6-year term. Because Mr. Zeitz remained employed as CEO through December 31, 2024 and because the highest 10-day average stock price that we achieved since we granted the WIN stock options was $49.46 (which we achieved on February 15, 2023 and which exceeded the first stock price hurdle of $45.00 under the stock options), an additional 64,400 options became exercisable on December 31, 2024 with the same $36.63 exercise price, and all of the stock options now have a full 10-year term to exercise.

(2) The amounts in this column consist of unvested restricted stock units and earned, but unvested performance shares. The value of the awards in this column is based on the closing price of Harley-Davidson's common stock on December 31, 2025.

(3) The amounts in this column consist of unearned performance shares. The value disclosed is based on actual performance achieved for each of the underlying performance measures through December 31, 2025. If actual performance was less than threshold, then the value disclosed is based on achieving threshold performance. If actual performance exceeded threshold, then the value of shares disclosed is based on achieving target performance. The value of remaining shares related to measures with actual performance that exceeded target is disclosed based on achieving maximum performance. The value of shares was based on the closing price of Harley-Davidson's common stock on December 31, 2025.

(4) RSUs and performance shares vest as follows:

	RSU & Earned Performance Share Vesting Date	Number of RSUs & Earned Performance Shares	Unearned Performance Shares Vesting Date	Number of Unearned Performance Shares
Artie Starrs	November 2026	80,285		
	November 2027	80,286		
	November 2028	80,287		
Jochen Zeitz	February 2026	149,804		
	February 2027	104,496		
	February 2028	40,545	February 2028	51,696
Jonathan Root	February 2026	17,136		
	February 2027	13,149	February 2027	6,603
	February 2028	9,981	February 2028	12,726
Matt Ryan	December 2026	20,731		
	December 2027	20,732		
	December 2028	20,732		
Jagdish Krishnan	February 2026	14,756		
	February 2027	8,190	February 2027	6,603
	February 2028	5,022	February 2028	6,403
Paul Krause	February 2026	12,391		
	February 2027	7,047	February 2027	4,674
	February 2028	4,804	February 2028	6,126

Option Exercises and Stock Vested in 2025

Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Artie Starrs	—	$ —	—	$ —
Jochen Zeitz	—	$ —	109,260	$2,930,353
Jonathan Root	—	$ —	10,960	$ 293,417
Matt Ryan	—	$ —	—	$ —
Jagdish Krishnan	—	$ —	15,456	$ 413,701
Paul Krause	—	$ —	12,225	$ 327,201

Pension Benefits

We maintain the Harley-Davidson Retirement Annuity Plan which is a noncontributory defined benefit pension plan. Under the Plan, our eligible salaried employees are generally eligible to retire with unreduced benefits at age 62 or later. The plan was closed to new participants in 2006 and benefit accruals under the Plan ceased after December 31, 2024. Based on tenure, none of our NEOs were eligible to participate in the Harley-Davidson Retirement Annuity Plan.

2025 Non-qualified Deferred Compensation

NAME (a)	Executive Contribution in Last FY ($) (1) (b)	Registrant Contributions in Last FY ($) (2) (c)	Aggregate Earnings in Last FY ($) (3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (4) (f)
Artie Starrs	$ —	$ —	$ —	$—	$ —
Jochen Zeitz	$ —	$129,669	$244,108	$—	$1,351,841
Jonathan Root	$6,880	$ 20,912	$ 48,658	$—	$ 318,948
Matt Ryan	$ —	$ —	$ —	$—	$ —
Jagdish Krishnan	$ —	$ 26,001	$ 64,442	$—	$ 447,070
Paul Krause	$ —	$ 16,683	$ 21,556	$—	$ 141,257

(1) Executive contributions to this Plan represent compensation from salary and non-equity incentive plans that NEOs earned but elected to defer. The entire executive contribution is therefore included in the NEO's compensation reported in the Summary Compensation Table.

(2) Employees of HDMC, including all NEOs, hired after August 1, 2006 received a matching contribution of up to 75% of their Deferred Compensation Plan contributions (including contributions to the Company's 401(k) Plans and its Non-Qualified Deferred Compensation Plans) on the first 6% of cash compensation (salary and STIP pay) that was deferred. In addition, HDMC employees with a date of hire or rehire on or after August 1, 2006 who are not covered under the Harley-Davidson Retirement Annuity Plan after August 1, 2006, including all NEOs, may receive an additional employer contribution of 4% of their eligible pay from the preceding year. The total amount of employer contributions for each NEO that is included in the non-qualified deferred compensation plan is equal to the total contribution less the amount contributed to each such NEO's 401(k) account. All amounts shown as registrant contributions are included in the NEO's compensation reported in the Summary Compensation Table.

(3) Executives have the option of allocating their deferred compensation balances across several different independent third-party investment vehicles. No amounts of aggregate earnings for the last fiscal year or for prior years have been included in the Summary Compensation Table.

(4) Amounts included in the aggregate balance that have been reported in the Summary Compensation Table for previous years were as follows: Mr. Zeitz - $613,124, Mr. Root - $64,876, Mr. Krishnan - $231,354 and Mr. Krause - $74,429.

We include a description of the HDI Deferred Compensation Plan in the "Compensation Discussion and Analysis."

Payments Made Upon Termination

Regardless of the manner in which an NEO's employment terminates, they may be entitled to receive amounts earned during their term of employment. Such amounts may include:

- Non-equity incentive compensation earned during the fiscal year;
- Amounts contributed under our Deferred Compensation Plan; and
- Amounts accrued and vested through our 401(k) savings plan and pension and similar plans.

CHANGE OF CONTROL

As of December 31, 2025, we had Transition Agreements with Messrs. Starrs, Root, Krause and Krishnan. Mr. Zeitz forfeited his Transition Agreement when he assumed the Senior Advisor role effective October 1, 2025, and the Human Resources Committee did not approve Mr. Ryan to be covered under a Transition Agreement until the February 13, 2026 meeting. Each agreement provides that, if we terminate the individual's employment for any reason (other than for cause) within two years after a change of control, then such individual will receive a cash payment and certain other benefits. In addition, among other events, voluntary termination by the executive of their employment for "good reason" within two years after a change of control would entitle the executive to the benefits under the agreement. We describe the Transition Agreements more fully in the section "Compensation Discussion and Analysis-Transition Agreements and Change of Control."

Our incentive stock plans also contain provisions that apply if there is a change of control. Equity awards that we made under our 2014 Incentive Stock Plan and the 2022 Aspirational Incentive Plan, or AIP, to an executive who was then a party to a Transition Agreement do not become fully vested upon a change of control (but may become vested if we terminate the individual's employment for any reason other than cause within two years after a change of control). Beginning in 2019, all of our long-term incentive awards have a double-trigger vesting provision.

Under the Transition Agreements, a change of control of Harley-Davidson means any one of the following:

- The total number of Directors either serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved no longer constitutes at least two-thirds of the Board; or
- Any person becomes the owner, directly or indirectly, of 20% or more of our outstanding common stock or voting power; or
- The consummation of a merger or consolidation with another company, a sale of most of our assets, or a liquidation or dissolution, unless, in the case of a merger or consolidation, the total number of Directors serving on the date of the agreement or approved by those serving on the date of the agreement or successors they have approved will constitute at least two-thirds of the board of the surviving company after the transaction; or
- At least two-thirds of the total number of Directors either serving on the date of the agreement or approved by those serving as of the date of the agreement or successors they have approved determines immediately before a proposed action is taken that the action will constitute a change of control (and the action is subsequently taken).

The definition of change of control in the AIP includes a majority threshold for a change in Directors and a 35% ownership threshold rather than 20%, and it does not include an ability for Directors to make a determination that an action constitutes a change of control.

The table below presents estimates of the amounts of compensation payable to each eligible NEO that we employed on December 31, 2025, upon a change of control and termination of the executive in a manner that entitles the executive to cash severance. The amounts shown assume that such change of control and termination were both effective as of December 31, 2025. The actual amounts to be paid can only be determined at the time of a change of control or the executive's termination. These amounts are in addition to vested amounts of deferred compensation that are fully disclosed for each NEO that we employed on December 31, 2025 in the "Non-Qualified Deferred Compensation" table.

Benefit	Artie Starrs	Jonathan Root	Matt Ryan	Jagdish Krishnan	Paul Krause
UNEARNED COMPENSATION (payment contingent on termination)					
Cash Severance (a)	$ 6,000,000	$2,660,000	$ —	$2,093,000	$1,815,000
Interrupted Bonus (b)	$ 1,800,000	$ 630,000	$ —	$ 448,500	$ 357,500
Retirement Benefits: (c)					
Pension Plans (d)	$ —	$ —	$ —	$ —	$ —
Savings Plans/Deferred Compensation Plan (e)	$ —	$ —	$ —	$ —	$ —
Retiree medical	$ —	$ —	$ —	$ —	$ —
Subtotal for Retirement Benefits	$ —	$ —	$ —	$ —	$ —
Other Benefits: (c)					
Health & Welfare	$ 52,912	$ 51,632	$ —	$ 51,708	$ 2,138
Outplacement	$ 20,000	$ 20,000	$ —	$ 20,000	$ 20,000
Financial Planning	$ 20,000	$ 20,000	$ —	$ 20,000	$ 20,000
Tax Gross-Ups	$ —	$ —	$ —	$ —	$ —
Subtotal for Other Benefits	$ 92,912	$ 91,632	$ —	$ 91,708	$ 42,138
Equity: (f)(g)					
Long-term performance shares	$ —	$ 947,277	$ —	$ 631,729	$ 526,695
Restricted Stock	$ 4,978,535	$ 800,583	$1,274,376	$ 502,347	$ 439,749
Subtotal	$ 4,978,535	$1,747,860	$ —	$1,134,076	$ 966,444
Total	$12,871,447	$5,129,492	$1,274,376	$3,767,284	$3,181,082
EARNED COMPENSATION (payment not contingent on termination)					
Long-term Incentives (g)					
Long-term performance shares	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$ —	$ —	$ —	$ —
Unexercisable Options (f) (g)	$ —	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —	$ —
GRAND TOTAL	$12,871,447	$5,129,492	$1,274,376	$3,767,284	$3,181,082

(a) For each NEO, the cash severance reflects the product of two times the sum of the NEO's highest annual base salary in the preceding five years plus two times the current target bonus. Under the Transition Agreements, to the extent that payments to executives would be considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to a point at which they are no longer considered excess parachute payments or the executive will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to the executive. In these agreements, there are no provisions for an excise tax gross-up. Amounts in the table assume that the executives received the full payments that the Transition Agreements contemplate without reduction.

(b) For each NEO, the interrupted bonus reflects the higher of the NEO's target STIP opportunity for 2025 or the actual bonus earned in 2025 on the assumption that the actual bonus for 2025 would not have been determined had the change of control occurred before December 31, 2025. Without the benefit of a Transition Agreement, there is no entitlement to any amount under the STIP upon a change of control.

(c) As of December 31, 2025 Messrs. Starrs, Krishnan and Root were entitled to two years of continued coverage in our health and welfare benefit programs, and Messrs. Starrs, Root, Krishnan and Krause were entitled to a lump sum payment for outplacement services. We estimated the amounts in the table relating to continued coverage in our health and welfare benefit programs and outplacement services.

(d) As of December 31, 2025, pursuant to our Transition Agreements, none of the NEOs are eligible for additional retirement benefits upon a change of control.

(e) For each NEO, amounts reflect the value of restricted stock, restricted stock units and unvested options awards that become vested upon termination following a change of control. The definition of change of control under our stock plans is essentially the same as in the Transition Agreements.

(f) We calculated the value of the unvested stock options based upon the difference between the aggregate market value of the shares of common stock underlying the unvested stock options and the aggregate exercise price that the NEO would be required to pay upon exercise of those stock options. We calculated the value of the unvested shares of restricted stock and unvested restricted stock units held by each NEO based upon the aggregate market value of the related shares. We used a price of $20.49 per share to determine market value in both of these calculations, which was the closing price of our common stock on December 31, 2025, as reported by the NYSE.

(g) For each NEO, amounts reflect: (i) the target value of performance share awards; and (ii) the value of restricted stock, restricted stock units, and unvested options awards that become vested upon a change of control regardless of whether the executive's employment is terminated. We used a price of $20.49 per share to determine market value in each of these calculations.

EXECUTIVE SEVERANCE

All NEOs are covered under our Executive Severance Plan that, if we terminate employment for any reason other than for cause, provides for a base salary continuation benefit of 24 months, prorated annual incentive plan payment and a lump sum payment for medical, dental and vision benefit plans based on the number of months of severance and the Company's contribution for such benefits, as well as a payment in lieu of outplacement benefits. To receive a severance payment under this Plan, the executive must execute a general release of claims against the Company and agree to certain restrictive covenants.

The table below presents estimates of the amounts of compensation payable to each NEO under the Executive Severance Plan assuming a termination absent a change of control for any reason other than cause, death, or disability. The amounts shown assume that such termination was effective as of December 31, 2025. The actual amounts to be paid can only be determined at the time of the executive's termination. Mr. Zeitz was not covered under the Executive Severance Plan when he assumed the role of Senior Advisor effective October 1, 2025.

Executive Benefits Upon Termination Absent a Change of Control	Artie Starrs	Jonathan Root	Matt Ryan	Jagdish Krishnan	Paul Krause
Salary Continuation	$2,400,000	$1,400,000	$1,300,000	$1,196,000	$1,100,000
Other Benefits					
Health and Welfare	$ 49,024	$ 48,910	$ —	$ 49,354	$ —
Continuation of Life Insurance	$ 3,887	$ 2,721	$ —	$ 2,325	$ 2,138
Payment in lieu of outplacement	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Total	$2,462,911	$1,461,631	$1,310,000	$1,257,709	$1,112,138

VESTING OF RESTRICTED STOCK AND RESTRICTED STOCK UNITS

We awarded restricted stock and restricted stock units to NEOs, and NEOs earn the related shares when the restrictions on the awards lapse, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, all unvested shares or units under that award will automatically vest upon retirement. In addition, other awards vest fully if we terminate the NEO other than for cause. In general, "cause" means conviction of or plea of no contest to a felony, willful misconduct that is materially and demonstrably detrimental to the Company, willful refusal to perform duties consistent with the NEO's office, position, or status with the Company, or other conduct or inaction that the Human Resources Committee determines constitutes cause.

The following table reflects, for each NEO that we employed on December 31, 2025, the value of restricted stock and restricted stock unit awards that become vested upon termination of the NEO's employment for each of the reasons indicated in the table if such termination occurred on December 31, 2025. The value is based upon the aggregate market value of the shares that would vest in each instance. We used a price of $20.49 per share to determine market value, which was the closing price of our common stock on December 31, 2025, as reported by the NYSE. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Plan.

Named Executive Officer	Retirement	Death or Disability	Termination by Company[(1)]
Artie Starrs	$ —	$ 524,270	$—
Jochen Zeitz	$3,099,526	$ 5,302,367	$—
Jonathan Root	$ —	$ 669,009	$—
Matt Ryan	$ —	$ —	$—
Jagdish Krishnan	$ —	$ 418,510	$—
Paul Krause	$ —	$ 367,671	$—

(1) While terms for certain awards provide that the individual will forfeit any shares that are not vested if we terminate the individual, upon such a termination the individual could elect to treat the termination as a qualified retirement if they were eligible. There is no pro-rata vesting based on performance or, in the first year after grant, due to retirement. As a result, the awards give the NEO a strong incentive to remain with the Company.

PERFORMANCE SHARES

We awarded performance shares to NEOs, and NEOs earn the related shares when the three-year performance period ends, but only if the individual remains an employee or certain other circumstances apply. In some circumstances, a pro-rata portion of the shares will vest based on a ratio of actual service to the requisite service period. This is the case for all awards if the NEO dies or becomes disabled. For certain awards, if the NEO is 55 years of age or older and elects to retire more than one year after the date of the grant of the award, and for all awards granted in 2019 and forward, a pro-rata portion of the shares will vest based on the ratio of actual service in the requisite performance period and based on final results for the performance period. Finally, as we disclose in the table above that presents the amounts payable to each NEO upon a change of control, certain performance share awards also vest fully on a change of control.

The following table reflects, for each NEO that we employed at December 31, 2025, the value of performance share awards that become vested upon retirement, assuming that such retirement occurred on December 31, 2025. The value is based upon the aggregate market value of the shares that would vest in each instance with performance results at target. We used a price of $20.49 per share to determine market value, which was the closing price of our common stock on December 31, 2025, as reported by the NYSE. Amounts that we reflect in this table are in addition to any amounts the NEO may be entitled to receive under the Executive Severance Policy.

Named Executive Officer	2023 - 2025 Award	2024 - 2026 Award	2025 - 2027 Award
Jochen Zeitz	$ —	$ —	$ 2,599,276
Jonathan Root	$ 113,966	$ 304,672	$ 639,839
Jagdish Krishnan	$ 187,692	$ 304,672	$ 321,918
Paul Krause	$ 152,838	$ 215,730	$ 307,920

PAYMENTS MADE UPON DEATH OR DISABILITY

Upon death of an NEO while employed, in addition to the benefits to which we refer immediately following the heading “Payments Made Upon Termination” above and the amounts we disclose above relating to restricted stock and restricted stock unit awards, the NEO will receive payments under our death benefits. Our death benefits provide that each NEO is entitled to three times annual base salary in the event of their death while actively employed, which we would generally satisfy out of proceeds of life insurance that we maintain. For each NEO, we report premiums that we paid for this life insurance as part of “All Other Compensation” in the “Summary Compensation Table.” In addition, we maintain long-term disability plans in which NEOs may participate on a voluntary basis on the same terms as other salaried employees. There is no Company contribution toward the cost of this long-term disability benefit.

Under the form of our Transition Agreement, if the NEO’s death occurs during employment, then no benefits are payable under the Agreement. In addition, under all forms of our Transition Agreement, if an NEO dies after a termination that entitles the NEO to a cash payment, or if an NEO’s death during active employment after a change of control entitles the NEO’s estate to a cash payment, the health benefit coverage for the NEO’s eligible dependents will continue until the earlier of one year following the executive’s death or three years following the executive’s termination. All other welfare benefit coverage will cease at the date of the NEO’s death.

TREATMENT OF CERTAIN BENEFITS UPON RETIREMENT

For compensation purposes, we generally define “retirement” as separation from service on or after attainment of age 55. When an individual who satisfies these criteria leaves service, we consider them a retiree for purposes of certain compensation and benefits programs. An executive who has received a performance share award will receive a payout on a pro-rata basis for each award that we granted to the executive before their retirement date. The payment amount under each of these awards is based upon the actual months of employment since the date of the award divided by the 36-month life of the award. Actual payments will only be made upon the completion of the performance period. An executive will receive a payout with respect to a STIP award relating to the year in which they retire on a pro-rata basis based upon their actual pay during the year in which they retire and the actual STIP performance of the Company. Equity awards granted at least 12 months prior to the date of retirement vest on the date of retirement. These benefits are in addition to those that we disclose above under “Pension Benefits.”

As of December 31, 2025, Mr. Zeitz was eligible to retire and would have received certain benefits (as described above) upon retirement. Assuming that he had retired effective as of that date, he would have been entitled to receive value in respect of the vesting of restricted stock and restricted stock units as reflected in the table that appears above under “Vesting of Restricted Stock and Restricted Stock Units.”

Harley-Davidson CEO Pay Ratio for 2025



To comply with Item 402(u) of Regulation S-K, we are providing the following disclosure regarding the ratio of the median annual total compensation of our employees and the annual total compensation of our Chief Executive Officer for the year ended December 31, 2025. For our 2025 ratio, as required, we chose a new median employee using the following methodology:

- We identified each individual that we employed globally on October 15, 2025;
- We then identified the base salary or base wages that we paid to each individual in our employee population during 2025;
- We annualized the base salary for any individual who commenced work with us after January 1, 2025; and
- We then used assumptions that we considered reasonable based on our knowledge of our employee population to select the median employee that we thought was most representative of our employee population.

To calculate our ratio for 2025, we calculated such median employee's annual total compensation for 2025 in the same way that we calculated total compensation for each of our NEOs that appear in the Summary Compensation Table above. Our median employee's total compensation was $80,179, and our CEO's total compensation (as reported in the Summary Compensation Table) was $8,591,990, resulting in a ratio of the median employee's compensation to our CEO's compensation of approximately 1:107.

Pay Versus Performance



Year	Summary Compensation Table Total for First PEO (1)	Summary Compensation Table Total For Second PEO (2)	Compensation Actually Paid To First PEO (1)(6)	Compensation Actually Paid To Second PEO (2)(6)	Average Summary Compensation Table Total For Non-PEO NEOs (3)	Average Compensation Actually Paid To Non-PEO NEOs (3)(6)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return (4)	Net Income (5)	Operating Income (5)
2025	$ 8,591,990	$8,719,199	$ 7,445,505	$ 1,135,482	$2,026,253	$1,377,656	$ 62	$129	$338,738	$386,635
2024	$ 9,145,545	N/A	$ (3,139,105)	N/A	$1,427,257	$ 421,572	$ 88	$137	$455,357	$416,627
2023	$11,953,280	N/A	$(13,936,969)	N/A	$1,297,088	$ (792,952)	$105	$125	$706,586	$779,084
2022	$43,324,864	N/A	$ 43,851,203	N/A	$3,870,881	$3,932,610	$117	$101	$741,408	$909,278
2021	$18,105,568	N/A	$ 22,396,080	N/A	$1,835,603	$1,927,582	$104	$128	$650,024	$823,439

(1) Mr. Starrs, the current Principal Executive Officer ("PEO"), was the First PEO for 2025

(2) Mr. Zeitz, the former PEO, was First PEO for years 2021 through 2024 and Second PEO for 2025

(3) Non-PEO NEOs: 2025 - Messrs. Root, Krishnan, Krause and Ryan, 2024 - Messrs. Root, Mansfield, Krishnan and Krause, 2023 - Messrs. Root, Viney, Krishnan and Krause and Mses. Goetter and O'Sullivan; 2022 - Messrs. Krishnan and Krause and Mses. Goetter and O'Sullivan; 2021 - Messrs. Niketh and Krishnan and Mses. Goetter and O'Sullivan

(4) S&P 400 Consumer Discretionary (Sector)

(5) In 000's

(6) To calculate Compensation Actually Paid (CAP), the following amounts were deducted from and added to the Summary Compensation Table (SCT) total:

	Year	Summary Compensation Table Total	Pension Deductions from Summary Compensation Table Total (i)	Equity Deductions from Summary Compensation Table Total (ii)	Pension Benefit Adjustments (iii)	Equity Award Adjustments (iv)	Compensation Actually Paid
First PEO	2025	$ 8,591,990	$ —	$ (6,125,019)	$ —	$ 4,978,534	$ 7,445,505
	2024	$ 9,145,545	$ —	$ (6,500,014)	$ —	$ (5,784,636)	$ (3,139,105)
	2023	$11,953,280	$ —	$ (6,500,029)	$ —	$(19,390,220)	$(13,936,969)
	2022	$43,324,864	$ —	$(38,407,535)	$ —	$ 38,933,874	$ 43,851,203
	2021	$18,105,568	$ —	$(12,435,030)	$ —	$ 16,725,542	$ 22,396,080
Second PEO	2025	$ 8,719,199	$ —	$ (6,610,699)	$ —	$ (973,018)	$ 1,135,482
Non-PEO NEOs	2025	$ 2,026,253	$ —	$ (1,203,996)	$ —	$ 555,399	$ 1,377,656
	2024	$ 1,427,257	$ —	$ (852,216)	$ —	$ (153,469)	$ 421,572
	2023	$ 1,297,088	$ —	$ (596,910)	$ —	$ (1,493,130)	$ (792,952)
	2022	$ 3,870,881	$ —	$ (2,914,845)	$ —	$ 2,976,574	$ 3,932,610
	2021	$ 1,835,603	$(28,000)	$ (417,538)	$ 32,420	$ 505,097	$ 1,927,582

(i) Reflects "Change in Pension Value" as reported in the SCT

(ii) Reflects "Stock Awards" and "Option Awards" as reported in the SCT

(iii) The total pension benefit adjustments for each applicable year include the actuarially determined service cost for services rendered during the applicable year

(iv) Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP for each year shown. The equity award adjustments component of CAP is further detailed below.

	Year	Year-End Fair Value of Equity Awards Granted During the Year	Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in Year	Year-Over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards That Failed to Meet Vesting Conditions in the Year	Value of Dividends or Other Earnings Paid on Stock Awards Not Otherwise Reflected in the Fair Value or Total Compensation	Total equity Award Adjustments
First PEO	2025	$ 4,935,180	$ —	$ —	$ —	$ —	$ 43,354	$ 4,978,534
	2024	$ 5,780,561	$(11,453,788)	$ —	$ 453	$ —	$(111,862)	$ (5,784,636)
	2023	$ 5,007,440	$(24,719,926)	$ —	$ (8,435)	$ —	$ 330,701	$(19,390,220)
	2022	$37,339,227	$ 1,785,000	$ —	$ (379,887)	$ —	$ 189,534	$ 38,933,874
	2021	$13,805,685	$ —	$ —	$2,776,988	$ —	$ 142,869	$ 16,725,542
Second PEO	2025	$ 3,287,426	$ (3,710,721)	$ —	$ (361,657)	$(420,000)	$ 231,934	$ (973,018)
Non-PEO NEOs	2025	$ 739,125	$ (151,485)	$ —	$ (30,869)	$ (22,400)	$ 21,028	$ 555,399
	2024	$ 508,520	$ (632,602)	$ —	$ (36,290)	$ —	$ 6,903	$ (153,469)
	2023	$ 303,684	$ (1,233,360)	$ —	$ 22,716	$(589,003)	$ 2,833	$ (1,493,130)
	2022	$ 2,916,948	$ 45,811	$ —	$ (633)	$ —	$ 14,448	$ 2,976,574
	2021	$ 512,012	$ 19,314	$ —	$ (32,934)	$ —	$ 6,705	$ 505,097

Total Shareholder Return is cumulative from the final trading day of 2020 to the final trading day of the applicable year and assumes dividends are reinvested on the ex-dividend date. The peer group referenced in the table reflects the S&P 400 Consumer Discretionary Index.

CAP has been determined under the SEC-defined methodology. For equity-based compensation, in addition to equity that has vested in the applicable year, CAP includes the change in fair value for unvested awards. Importantly, these unvested award values have not actually been realized by the executive.

CAP vs. Total Shareholder Return (TSR)


CAP (in millions)
45
30
15
0
-15
TSR
200
150
100
50
0
-50
$22.4
$1.9
$43.9
$3.9
$(13.9)
$(0.8)
$(3.1)
$0.4
$7.4
$1.4
$1.1
2021
2022
2023
2024
2025
First PEO CAP
Non-PEO NEOs CAP
Second PEO CAP
H-D TSR
Peer Group TSR

- TSR is a performance measure the Human Resources Committee reviews when determining executive compensation and is included in the PVP Table above as required.
- Our performance shares include relative TSR as a measure.
- This table illustrates the relationship between CAP and TSR.

CAP vs. Net Income


45
30
15
0
-15
CAP (in millions)
750
500
250
Net Income (in millions)
$22.4
$1.9
$43.9
$3.9
$(13.9)
$(0.8)
$(3.1)
$0.4
$7.4
$1.4
$1.1
2021
2022
2023
2024
2025
First PEO CAP
Non-PEO NEOs CAP
Second PEO CAP
Net Income

- Net income is not a performance measure we use when setting executive compensation, but it is included in the PVP Table above as required.
- This table illustrates the relationship between CAP and net income.

CAP vs. Operating Income


45
30
15
0
-15
CAP (in millions)
910
780
650
520
390
260
130
0
Operating Income (in millions)
$22.4
$1.9
$43.9
$3.9
$(13.9)
$(0.8)
$(3.1)
$0.4
$7.4
$1.4
$1.1
2021
2022
2023
2024
2025
First PEO CAP
Non-PEO NEOs CAP
Second PEO CAP
Operating Income

- The Company-selected measure we used to link CAP to Company performance during the most recently completed fiscal year is operating income.
- Operating income was the sole financial measure in our short-term incentive plan and, as an earnings measure, is a driver of stock price performance.
- This illustrates the relationship between CAP and operating income.

2025 Performance Measures

We identified the performance measures listed below as the most important measures for our NEOs.

Tabular List of Performance Measures
Operating Income
Total Shareholder Return
Net Income

We identified operating income, total shareholder return and net income as our "most important" measures because operating income and total shareholder return are used in our incentive awards to determine payouts. Net income is an important shareholder metric that impacts total shareholder return. These measures drive the largest portion of our NEO pay outcomes and are aligned with shareholder value.



Human Resources Committee Report on Executive Compensation

The Human Resources Committee has reviewed and discussed with management the Compensation Discussion and Analysis that appears in this Proxy Statement. Based on such review and discussions, the Human Resources Committee recommended to the Board that we include the Compensation Discussion and Analysis in this Proxy Statement.

HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

Maryrose Sylvester CHAIR	**Lori Flees** **Daniel J. Nova**



PROPOSAL 3

Approval of Amendments to Incentive Stock Plan

The Board of Directors recommends a vote "FOR" increasing the number of shares of our Common Stock authorized under the 2020 incentive stock plan.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast on the proposal at the 2026 Annual Meeting is required for approval of the Plan Amendment. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes will have no impact on the vote. Proxies solicited by the Board will be voted "FOR" approval of the Plan Amendment unless a shareholder specifies otherwise.

We are seeking shareholder approval for an amendment (the "Plan Amendment") to the Harley-Davidson, Inc. 2020 Incentive Stock Plan (the "2020 Plan") to increase the authorized number of shares of our common stock by 3.5 million, bringing the total number of shares authorized under the 2020 Plan since its adoption to 12.2 million. The Board approved this request on February 13, 2026, subject to shareholder approval. If shareholders approve the Plan Amendment, we will have 4.2 million shares available for future grants under the 2020 Plan as of May 21, 2026.

A copy of the 2020 Incentive Stock Plan as it is proposed to be amended is attached to this Proxy Statement as Appendix A. Shareholders have previously approved the 2020 Plan and similar stock incentive plans in the past, including in 2004, 2009 and 2014.

Summary of Proposal. Two critical objectives of our compensation strategy are to reward employees for shareholder value creation and to align the interests of shareholders and employees. Stock-based incentive awards are a key component of our efforts to achieve these two objectives. In addition, stock-based incentives provide a valuable tool to attract and retain outstanding employees.

We have used the current 2020 Plan to provide equity incentive awards to employees over the last two years after shareholders approved it in 2020. Prior to providing awards under the 2020 Plan, we provided equity incentive awards under the Harley-Davidson, Inc. 2014 Incentive Stock Plan (the "2014 Plan" and, together with the 2020 Plan, the "Existing Equity Plans"). Beginning in 2022, to provide competitive incentive awards to employees and to continue to expand off of our Hardwire broad-based equity grant in which we made all employees owners (but international employees received cash-based awards tied to the value of our stock because we have not provided equity for administrative and compliance reasons), we increased the number of equity award grants to employees and therefore an increase in our share authorization is necessary. All awards granted under any of the Existing Equity Plans that are still outstanding upon the approval of the Plan Amendment will remain outstanding and will continue to be subject to all of the terms and conditions of the applicable plan.

While we believe our current compensation program provides competitive opportunities and a valuable way to align the interests of employees and shareholders, we also recognize that the external environment for compensation continues to change. Thus, we will continue to evaluate our compensation strategy and program to ensure they continue to provide a competitive opportunity and to align the interests of shareholders and employees. The 2020 Plan is designed with maximum flexibility to grant stock options, stock appreciation rights, performance shares, performance units, shares of our common stock, restricted stock, restricted stock units, or other equity-based vehicles (each of which we refer to as an "Award"), while maintaining limits that attempt to ensure shareholder dilution levels continue to remain at or below those of comparable companies.

Effect of Proposal on Existing Equity Plan. The 2020 Plan had an aggregate of approximately 894,000 shares of common stock available for future equity grants as of March 5, 2026. All awards that we granted under the Existing Equity Plans that are outstanding as of the date that shareholders approve the Plan Amendment will remain outstanding and will continue to be governed by the Existing Equity Plans. As of March 5, 2026, there were 500,000 shares of common stock subject to outstanding options and stock appreciation rights, 2,876,289 shares subject to restricted stock or restricted stock unit awards and 307,452 shares subject to performance share awards that had not vested or been earned under the Existing Equity Plans. As of March 5, 2026, the outstanding options had an exercise price of $36.63 and a remaining term of 5 years.

We also maintain the Amended and Restated Harley-Davidson, Inc. Director Stock Plan (the "Director Stock Plan") under which we provide compensation to non-employee Directors in the form of common stock or share units. As of March 5, 2026, there were 182,944 shares of common stock subject to outstanding awards under the Director Stock Plan and 314,633 shares of common stock available for future equity grants. The approval of the Plan Amendment will have no effect on the Director Stock Plan.

If the Plan Amendment is not approved, then the 2020 Plan will remain in effect in accordance with its terms. However, there will be insufficient shares available under the 2020 Plan to make annual or retention awards to executives and key employees or to provide grants to new hires. In this event, the Human Resources Committee of the Board would be required to modify its compensation philosophy and devise other means of compensation to attract, retain and compensate our executives and key employees.

Authorized Shares, Stock Price, Dilution and Burn Rate. The Restated Articles authorize the issuance of 800,000,000 shares of common stock. There were 109,094,702 shares of our common stock issued and outstanding as of March 5, 2026, and the market value of a share of our common stock as of that date was $19.80.

In determining the amount of increased share authorization sought under the 2020 Plan, the Board considered the potential dilution represented by the shares currently subject to the 2020 Plan and the shares to be subject to the 2020 Plan. The total number of shares of our common stock available under the 2020 Plan and subject to outstanding awards under the 2020 Plan as of March 5, 2026, plus the total number of shares to be reserved under the 2020 Plan, would have represented approximately 6.6% of our issued and outstanding shares as of March 5, 2026.

The Board also considered our historical burn rate. Burn rate is calculated as the sum of restricted stock units granted, performance share units earned and stock options granted during a period divided by the weighted average ordinary shares outstanding during the same period. A calculation of our burn rate for fiscal year 2025, 2024 and 2023 is below:

Fiscal Year	Restricted Stock/ Restricted Stock Units Granted	Performance Shares Earned	Stock Options/Stock Appreciation Rights Granted	Weighted Average Shares outstanding	Burn Rate
2025	1,556,577	21,337	—	120,073,000	1.3%
2024	1,082,667	47,218	—	131,447,000	0.9%
2023	764,244	18,632	—	142,378,000	0.5%

Administration. The 2020 Plan is administered by: (1) the Human Resources Committee of the Board; (2) a successor committee to the Human Resources Committee with the same or similar authority; (3) to the extent permitted by law, such other committee as the Board or the Committee may designate; or (4) to the extent permitted by law, the Chief Executive Officer of the Company (we refer to these potential administrators in this Proposal 3 as the "Plan Committee").

The Plan Committee has full authority to interpret and administer the 2020 Plan to carry out the provisions and purposes of the 2020 Plan. The Plan Committee has the authority to determine those persons eligible to receive Awards and to establish the terms and conditions of any Awards.

Eligibility. Awards may be made to any officer or other employee of the Company or any of its affiliates or any individual that the Company or any of its affiliates has engaged to become an officer or other employee. As of March 5, 2026, there were approximately 5,200 employees of the Company and its affiliates eligible to participate in the 2020 Plan. The number of eligible officers and employees may increase or decrease over time. The selection of the participants is based upon the Plan Committee's opinion that the participant is in a position to contribute materially to our continued growth and development and to our long-term financial success.

Types of Awards. The 2020 Plan provides for grants of stock options, stock appreciation rights, performance shares, performance units, shares of our common stock, restricted stock, restricted stock units, EIP shares (as defined below) and dividend equivalent units, whether granted singly or in combination (except that dividend equivalent units may not be granted in tandem with awards providing stock options or stock appreciation rights), pursuant to which shares of our common stock, cash or other property may be delivered to the Award recipient.

Options. An option is the right to purchase shares of our common stock at a specified exercise price for a specified period of time. The per share exercise price will be determined by the Plan Committee, provided that the exercise price generally may not be less than the fair market value of the underlying shares of common stock on the date of grant. The Plan Committee determines the date after which options may be exercised in whole or in part, the date on which each option expires, which, in most cases, cannot be more than ten years from the date of grant, and the terms and conditions upon which the stock option may be exercised. Exercise of the option may be conditioned upon achievement of one or more performance goals (as defined below). Unless the Plan Committee provides otherwise in an Award agreement or in rules and regulations, an option, or portion thereof, will be exercised by delivery of a written notice of exercise to us or our designee and provision in a manner acceptable to the Plan Committee for payment of the full exercise price of the shares being purchased under the option and any withholding taxes due on exercise. The Plan Committee also determines whether the option is an "incentive stock option," which meets the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or a "nonqualified stock option" which does not meet the requirements of Code Section 422.

Stock Appreciation Rights. A stock appreciation right is a contractual right granted to the participant to receive, either in cash or shares of our common stock, an amount equal to the appreciation of one share of our common stock from the date of grant. Stock appreciation rights may be granted as freestanding Awards or in tandem with stock options. Unless otherwise determined by the Plan Committee, if a stock appreciation right is granted in relation to an option, the terms and conditions regarding the timing of exercise and maturity applicable to the stock appreciation right will be based on the terms and conditions applicable to the option. A stock appreciation right granted in relation to an option may only be exercised upon surrender of the right to exercise such option for an equivalent number of shares. Likewise, an option granted in relation to a stock appreciation right may only be exercised upon surrender of the right to exercise such stock appreciation right for an equivalent number of shares.

Performance Shares. A performance share is a right to receive shares of our common stock to the extent that performance goals set by the Plan Committee are met during a specified performance period. Subject to the terms of the 2020 Plan, the Plan Committee will determine all terms and conditions of each Award of performance shares. However, any dividends or dividend equivalents relating to performance shares are held in escrow or otherwise deferred and are subject to the same terms and conditions (including vesting or performance conditions) as the performance shares to which they relate.

Performance Units. A performance unit is a right to receive a payment valued in relation to a unit that is equal in value to the fair market value of one or more shares of our common stock, to the extent that performance goals set by the Plan Committee are met during a specified performance period. Subject to the terms of the 2020 Plan, the Plan Committee determines all terms and conditions of each Award of performance share units. However, any dividend equivalents relating to performance units are held in escrow or otherwise deferred and are subject to the same terms and conditions (including vesting or performance conditions) as the performance units to which they relate.

Restricted Stock. A restricted stock award is an award of shares of our common stock that are subject to a risk of forfeiture and/or restrictions on transfer. The Plan Committee specifies the conditions for the risk of forfeiture or restrictions on transfer to lapse, including the completion of a period of service and/or the achievement or partial achievement of specified performance goals. However, any dividends relating to restricted stock are held in escrow or otherwise deferred and are subject to the same terms and conditions (including vesting or performance conditions) as the restricted stock to which they relate.

Restricted Stock Units. A restricted stock unit is a right to receive cash and/or shares of our common stock with a fair market value that is valued in relation to a unit that has a value equal to the fair market value of a share of our common stock. A restricted stock unit is subject to vesting restrictions. The Plan Committee specifies the conditions on vesting, including the passage of time or specified performance goals, or both. In general, if an award of restricted stock units requires the achievement of specified performance goals, then the period to which those objectives relate must be at least one year in length. Restricted stock units may include dividend equivalent rights, but any such dividend equivalents are held in escrow or otherwise deferred and are subject to the same terms and conditions (including vesting or performance conditions) as the restricted stock units to which they relate.

Shares of Common Stock. An award of shares of our common stock is an award of shares that are not subject to a risk of forfeiture or other restrictions.

Employee Incentive Plan Shares. Employee Incentive Plan ("EIP") shares are shares of our common stock delivered in payment or partial payment of an award under the Harley-Davidson, Inc. Employee Incentive Plan or other of our or our affiliates' incentive plans that the Plan Committee designates from time to time.

Dividend Equivalent Units. A dividend equivalent unit represents a right to receive an amount equal to all or any portion of the cash dividends that would be paid on a specified number of shares of our common stock if such shares were owned by the Award recipient. Dividend equivalent units may not be granted in tandem with Awards of options or stock appreciation rights, and are subject to the same terms and conditions (including vesting or performance conditions) that apply to the Awards with respect to which they are granted.

Minimum Vesting Period. All Awards granted under the 2020 Plan that may be settled in shares must have a minimum vesting period of one year from the date of grant, except that the minimum vesting period will not apply to awards with respect to up to five percent of the share reserve. The Plan Committee may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, upon any event as determined by the Plan Committee in its sole and absolute discretion.

Shares Subject to the 2020 Plan. The total number of shares of our common stock authorized for issuance under the 2020 Plan as originally approved was 5.4 million, with plan amendment of additional shares authorized for issuance in 2022 of 3.3 million, all of which could be issued upon the exercise of incentive stock options. If the Plan Amendment is approved, then the total number of shares of our common stock authorized for issuance under the 2020 Plan will be increased to 12.2 million.

If: (1) an Award lapses, expires, terminates or is canceled without the issuance of shares under the Award; (2) the Plan Committee determines during or at the conclusion of the term of an Award that all or some portion of the shares with respect to which the Award was granted will not be issued on the basis that the conditions for such issuance will not be satisfied; (3) shares are forfeited under an Award; or (4) shares are issued under any Award and we subsequently reacquire them pursuant to rights reserved upon the issuance of the shares, then such shares will be re-credited to the 2020 Plan's reserve and will again be available for new Awards under the 2020 Plan.

Any such re-credited shares may not, however, be issued pursuant to incentive stock options. Moreover, in no event will the following shares be re-credited to the 2020 Plan's reserve: shares tendered or withheld in payment of the exercise price of an outstanding option or as a result of the net settlement of an outstanding stock appreciation right; shares tendered or withheld to satisfy federal, state or local tax withholding obligations; and shares purchased by us using proceeds from option exercises.

Performance Goals and Individual Award Limits. For purposes of the 2020 Plan, performance goals mean any objective or subjective goals the Plan Committee establishes with respect to an Award. To the extent a performance goal relates to an Award that is intended to qualify as performance based compensation under Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act for purposes of any state laws that incorporate, refer to or are based on such provisions, the performance goal must relate to one or more of the items described in the following sentence for such period as the Plan Committee specifies and, unless otherwise determined by the Plan Committee upon the grant of the award, will be determined excluding the "excluded items" described below. Examples of performance goals include, without limitation, sales or other revenues, cost of goods sold, gross profit; expenses or expense or cost reductions; income or earnings, including net income, income from operations; income before interest and the provision for income taxes; income before provision for income taxes; margins; working capital or any of its components, including accounts receivable, inventories or accounts payable; assets or productivity of assets; return on shareholders equity, capital, assets or other financial measure that appears on our financial statements or is derived from one or more amounts that appear on our financial statements; stock price; dividend payments; economic value added, or other measure of profitability that considers the cost of capital employed; cash flow; debt

or ratio of debt to equity or other financial measure that appears on our financial statements or is derived from one or more amounts that appear on our financial statements; net increase (decrease) in cash and cash equivalents; customer satisfaction; market share; product quality; new product introductions or launches; sustainability, including energy or materials utilization; business efficiency measures; retail sales; or safety; in each case as determined for us on a consolidated basis, for any one or more of our affiliates, divisions or business units. Performance goals also may include earnings per share on a consolidated basis and total shareholder return. To the extent a performance goal relates to an Award that is not intended to qualify as performance based compensation under Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act, the performance goal may, but is not required to, relate to one or more of the items described above, and the Plan Committee may also establish other performance goals not listed in the 2020 Plan.

For purposes of the 2020 Plan, “excluded items” means any (1) charges for reorganizing and restructuring, (2) discontinued operations, (3) asset write-downs, (4) gains or losses on the disposition of a business or business segment or arising from the sale of assets outside the ordinary course of business, (5) changes in tax or accounting principles, regulations or laws, (6) extraordinary, unusual, transition, one-time and/or non-recurring items of gain or loss and (7) mergers, acquisitions or dispositions, that in each case we identify in our audited financial statements, including footnotes, or the Management’s Discussion and Analysis section of our annual report on Form 10-K.

With respect to any Awards that are intended to constitute performance-based compensation under Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act for purposes of any state laws that incorporate, refer to or are based on such provisions, the limits in the following sentence will apply. Subject to the 2020 Plan’s adjustment provisions, no participant may be granted awards that could result in such participant receiving in a calendar year:

(1) options for and/or stock appreciation rights with respect to more than 1,500,000 shares of our common stock;

(2) shares of our common stock, restricted stock and/or restricted stock units relating to more than 500,000 shares of our common stock; or

(3) performance shares and/or performance units relating to more than 500,000 shares of our common stock

Transferability Restrictions. Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Plan Committee allows a participant to designate a beneficiary to exercise the Award after the participant’s death or transfer an Award. In no event will options be transferable to third-party financial institutions.

Termination of Employment. The Plan Committee generally specifies in individual Award agreements under the 2020 Plan the treatment of each Award upon the participant’s termination of employment. With respect to options, unless the Plan Committee provides otherwise, in the event of a participant’s termination of employment for reason other than retirement, disability or death, the portion of any outstanding option that is not vested will terminate on the date the participant’s employment terminated and the participant will have until the earlier of the option’s termination date or 90 days from the date of his or her termination of employment to exercise the vested but un-exercised portion of the option. In the event of a participant’s retirement or disability, any outstanding option will in general be exercisable by the participant until the earliest of the option’s termination date, the death of the participant (or a later date up to one year after the death of the participant as the Plan Committee may provide), the third anniversary of the date of the participant’s termination of employment (in the event of retirement) or the first anniversary of the date of the participant’s termination of employment (in the event of disability). In the event of a participant’s death, any outstanding option may generally be exercisable by his or her beneficiary at any time prior to the earlier of the option’s termination date or the first anniversary of the date of the participant’s death.

The Plan Committee will determine whether all or a portion of the performance goals subject to a performance share or performance unit award are deemed to be achieved upon a participant’s retirement, death or disability, or whether all or any portion of the restrictions imposed on a restricted stock or restricted stock unit award will be accelerated upon a participant’s retirement, death or disability.

If any participant is a “specified employee” within the meaning of Code Section 409A as of the date of his or her “separation from service” within the meaning of Code Section 409A, then, to the extent required to avoid the income inclusion, interest and additional tax imposed by Code Section 409A, any payment made to the participant on account of the separation from service will not be made before a date that is six months after the date of the separation from service.

Adjustment in Capitalization. If an “adjustment event” occurs, the Plan Committee, in its sole discretion and to the extent it does not violate Section 422(b) of the Code, shall adjust appropriately:

(1) the number and the type of shares of our stock available for Awards;

(2) the number and the type of shares of our stock subject to or underlying outstanding Awards;

(3) the grant, purchase or exercise price of Awards; and

(4) the performance goals with respect to Awards

In the case of any adjustment event, the Plan Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Plan Committee and provide that options or stock appreciation rights, the exercise or grant price of which does not exceed the fair market value of a share of our common stock, be cancelled without consideration effective at such time as the Plan Committee specifies.

For purposes of the 2020 Plan, an “adjustment event” means: (i) we are involved in a merger or other transaction in which shares of our stock are changed or exchanged; (ii) we subdivide or combine shares of our stock or declare a dividend payable in shares of our common stock, other securities (other than stock purchase rights associated with shares of our common stock, if any), or other property; (iii) we effect a cash dividend exceeding 15% of the trading price of the shares of our common stock at the time the dividend is declared or any other dividend or distribution on the shares in the form of cash, or a repurchase of shares, that the Board determines by resolution is special or extraordinary in nature or this is in connection with a transaction that we characterize publicly as a recapitalization or reorganization involving shares of our common stock; or (iv) any other event occurs which, in the judgment of the Plan Committee, necessitates an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the 2020 Plan.

Change of Control. Unless the Plan Committee provides for a more favorable result or determines that outstanding equity-based Awards will be honored or assumed or substituted for in the change of control on the terms described in the 2020 Plan, in the event of a change of control of the Company, the following provisions apply:

(1) each holder of an option or stock appreciation right will have the right at any time to exercise the option or stock appreciation right in full whether or not the option or stock appreciation right was exercisable before the change of control event;

(2) restricted stock and restricted stock units that are not subject to performance goals and are not vested will vest, and any period of forfeiture or restrictions to which restricted stock and restricted stock units are subject will lapse upon the date of the change of control;

(3) each holder of a performance share and/or a performance unit (and/or any restricted stock and restricted stock units that are subject to performance goals) for which the performance period has not expired will become vested in an amount equal to the product of the value of the performance share and/or performance unit assuming achievement of the applicable performance goal at the greater of the target performance level or the rate of actual performance through the date of the change of control projected through the end of the performance period and a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the change of control and the denominator of which is the number of whole months in the performance period; and

(4) all dividend equivalent units that were awarded in connection with another Award will vest.

For purposes of the 2020 Plan, a “change of control” includes any of the following events:

(1) continuing directors (any person who was either a director on the date of the Annual Meeting or was a member of the Board whose election or nomination to the Board was approved by a vote of at least two-thirds (2/3) of the continuing directors (other than a person whose election was as a result of an actual or threatened proxy or other control contest)) no longer constitute at least a majority of the directors serving on the Board;

(2) any person or group, together with its affiliates, becomes a beneficial owner of 20% or more of our outstanding common stock or 20% or more of the voting power of our outstanding common stock; or

(3) the consummation of a merger or consolidation of the Company with another corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless in the case of a merger or consolidation, the continuing directors constitute at least a majority of the directors serving on the board of directors of the survivor of such merger.

Term of the 2020 Plan; Termination of or Changes to the 2020 Plan. If the Plan Amendment is approved by our shareholders, the 2020 Plan will remain in effect until the tenth anniversary of the date of such approval unless earlier terminated by the Board.

The Board or the Committee may amend, alter, suspend, discontinue or terminate the 2020 Plan at any time, subject to the following limitations:

(1) the Board must approve any amendment of the 2020 Plan to the extent the Company determines such approval is required by: (A) action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(2) shareholders must approve any amendment of the 2020 Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Securities Exchange Act of 1934, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which our stock is then traded or (D) any other applicable law; and

(3) shareholders must approve any of the following amendments: (A) an amendment to materially increase the number of shares reserved under the 2020 Plan or the number of shares to which participants are limited as noted above (except as provided under the "adjustment event" provisions noted above); or (B) an amendment to the provisions in the 2020 Plan prohibiting repricing.

Repricing Prohibited. Except in connection with a corporate transaction involving the Company, we may not, without obtaining shareholder approval: (1) amend the terms of outstanding options or stock appreciation rights to reduce the exercise price of such outstanding options or stock appreciation rights, (2) cancel outstanding options or stock appreciation rights in exchange for options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights, or (3) cancel outstanding options or stock appreciation rights with an exercise price above the current price of our common stock in exchange for cash or other securities.

New Plan Benefits; Stock Price. We cannot currently determine the Awards that may be granted under the 2020 Plan in the future. The Plan Committee will make such determinations from time to time. Directors and other persons who are not employees of the Company and who are not engaged to become employees of the Company are not eligible to receive awards under the 2020 Plan. The closing price of our common stock on the NYSE was $19.08 per share on March 5, 2026.

Certain U.S. Federal Tax Implications.

Options. The grant of a stock option creates no income tax consequences to the Company or the participant. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of our common stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Upon the participant's subsequent disposition of the shares of our common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, the fair market value of our common stock on the exercise date.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option (except that the alternative minimum tax may apply). Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of our common stock acquired pursuant to the exercise of an incentive stock option and the Company will not be allowed a deduction. If the participant fails to hold the shares of our common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights. The grant of a stock appreciation right will create no income tax consequences to the Company or the participant. Upon the exercise or maturity of a stock appreciation right, the participant will recognize ordinary income equal to the amount of cash and the fair market value of any shares received. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If shares are delivered under the stock appreciation right, upon the participant's subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the participant received the shares.

Performance Shares. The grant of performance shares will create no income tax consequences for the Company or the participant. Upon the participant's receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described below. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents, if any, paid on performance shares. The Company will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant. Upon the participant's subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis, the fair market value of the shares on the date the participant received the shares.

Performance Units and Restricted Stock Units. The grant of a performance unit or restricted stock unit will create no income tax consequences to the Company or the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the Company will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis, the fair market value of the shares on the date the employee received the shares.

Restricted Stock. Generally, a participant will not recognize income and the Company will not be entitled to a deduction at the time an award of restricted stock is made, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. The Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of our common stock on the date the restrictions lapse. Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and the Company will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then the Company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to deduct any loss. In addition, the Company would then be required to include as ordinary income the amount of any deduction the Company originally claimed with respect to such shares.

Dividend Equivalent Units. The grant of dividend equivalent units will create no income tax consequences to the Company or the participant at the time the dividend equivalent is credited to the participant. Upon the participant's receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the Company will be entitled to a corresponding

deduction in the same amount and at the same time. If dividend equivalent units are settled in whole or in part in shares, upon the participant's subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares' tax basis, the fair market value of the shares on the date the employee received the shares.

Section 162(m) Limit on Deductibility of Compensation. Code Section 162(m) limits the deduction we can take for compensation we pay to our covered employees (generally employees who have served as our Chief Executive Officer or Chief Financial Officer or who have been one of our other three other highest paid officers) to $1,000,000 per year per individual.

Section 280G Limit. Unless any agreement between us and a participant provides for a payment by us to the participant to cover the excise taxes due by the participant upon receipt of an excess parachute payment within the meaning of Code Section 280G, if the receipt of any payment by a participant in connection with a change of control would result in the payment by the participant of any excise tax provided for in Section 280G and Section 4999 of the Code, then the 2020 Plan generally provides that the amount of the payment will be reduced to the extent required to prevent the imposition of the excise tax. We currently do not have any agreements with our executive officers providing for a payment by us to cover such excise taxes.

Withholding. The Company is entitled to withhold the amount of any tax attributable to any amount payable or shares of our common stock deliverable under the 2020 Plan, and the Company may defer making payment or delivery if any such tax may be pending, unless the Company is indemnified to its satisfaction. If shares of our common stock are deliverable on exercise or payment of an award, then the Plan Committee may permit a participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such award by electing to: (1) have the Company withhold shares otherwise issuable under the award; (2) tender back shares received in connection with such award; or (3) deliver other previously owned shares, in each case having a fair market value equal to the amount to be withheld. The election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Plan Committee requires.

No Guarantee of Tax Treatment. Notwithstanding any provision of the 2020 Plan, the Company does not guarantee that (1) any Award intended to be exempt from Code Section 409A is so exempt, (2) any Award intended to comply with Code Section 409A or Code Section 422 does so comply, or (3) any Award will otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any of its affiliates be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

Equity Compensation Plan Information. The following table provides information about the Company's equity compensation plans (including individual compensation arrangements) as of December 31, 2025:

Plan Category	**Number of securities to be issued upon the exercise of outstanding options**	**Weighted-average exercise price of outstanding options**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)**
Plan approved by shareholders:			
Management employees	500,000	$36.63	2,197,127
Plan not approved by shareholders:			
Non-employee Board of Directors	—		316,762
	500,000		2,513,889

Documents for our equity compensation plans have been filed with the Securities and Exchange Commission on a timely basis and included in the list of exhibits to our most recent annual report on Form 10-K.



PROPOSAL
4

Ratification of Selection of Independent Registered Public Accounting Firm

The Board of Directors recommends a vote "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

VOTE REQUIRED

To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, the votes cast "for" this proposal must exceed the votes cast "against" it. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Unless you specify otherwise in your proxy, the persons you have appointed will vote your shares "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

Ernst & Young LLP, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2025 and the effectiveness of our internal control over financial reporting as of December 31, 2025. The Audit and Finance Committee is responsible for the appointment, compensation, retention and oversight of the independent auditors retained to audit our financial statements. The Audit and Finance Committee selected Ernst & Young LLP to serve as our independent registered public accounting firm for the 2026 fiscal year, and the Audit and Finance Committee is presenting this selection to shareholders for ratification. Ernst & Young LLP has served as our independent auditor since 1982. Representatives of Ernst & Young LLP will be present at the Annual Meeting to respond to shareholders' questions and to make a statement, if they so desire.

If, prior to the Annual Meeting, Ernst & Young LLP declines to act as our independent registered public accounting firm or the Audit and Finance Committee does not want to use Ernst & Young LLP as our independent registered public accounting firm, the Audit and Finance Committee will appoint another independent registered public accounting firm. The Audit and Finance Committee will present any new independent registered public accounting firm for the shareholders to ratify at the Annual Meeting. If the shareholders do not ratify the engagement of Ernst & Young LLP at the Annual Meeting, then the Audit and Finance Committee will reconsider its selection of Ernst & Young LLP.

During the fiscal year ended December 31, 2025, we hired Ernst & Young LLP to perform the annual audit and to provide audit-related and tax services. The Audit and Finance Committee Charter requires that the Audit and Finance Committee pre-approve all Ernst & Young LLP services. The Audit and Finance Committee also pre-approved all fees that we incurred for services that Ernst & Young LLP provided. The fees we incurred for services that Ernst & Young LLP provided during the past two years are listed in the following table.

Fees Paid to Ernst & Young LLP	2025	2024
Audit fees	$3,378,000	$3,238,000
Audit-related fees	$ 483,000	$ 268,000
Tax Fees	$ —	$ 5,000
All other fees	$ —	$ —
	$3,861,000	$3,511,000

Audit fees included fees for the audit of our consolidated financial statements and our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for audits of subsidiaries of the Company and audits provided in connection with government filings or services that generally only the principal auditor can reasonably provide to a client, such as comfort letters, procedures related to debt financing, consents and reviews of documents that we file with the SEC. Audit-related services included audits of employee benefit plans and consultation on accounting and internal control matters. Tax services included tax advice, planning, compliance and transaction consulting.

To assure continuing external auditor independence, the Audit and Finance Committee consider whether there should be a regular rotation of the independent external audit firm, review and evaluate the lead audit partner and their team and ensure the rotation of the lead audit partner and other audit personnel as appropriate or required by applicable laws and regulations. The Audit and Finance Committee has procedures for pre-approving all audit and non-audit services that the independent registered public accounting firm provides. These procedures include reviewing and approving the services and a budget for audit and permitted non-audit services. The budget includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature and that we anticipate at the time we prepare the budget. In addition, the Audit and Finance Committee has established a policy that the fees we pay for non-audit services must be less than the fees we pay for audit and audit-related services. Audit and Finance Committee approval is required to exceed the budget amount for a particular category of non-audit services and to engage the independent registered public accounting firm for any non-audit services not included in the budget. For both types of pre-approval, the Audit and Finance Committee considers whether the services are consistent with the SEC's rules on auditor independence. The Audit and Finance Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service. The Audit and Finance Committee may delegate pre-approval authority to one or more members of the Audit and Finance Committee. The Audit and Finance Committee monitors the services that our independent registered public accounting firm provides and the actual fees we paid to the independent registered public accounting firm to ensure that the services are within the parameters that the Audit and Finance Committee has approved.

The members of the Audit and Finance Committee and the Board believe the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of the Company and its shareholders.

Audit and Finance Committee Report



The Audit and Finance Committee is currently comprised of five members (four after the Annual Meeting). The Board has determined Messrs. Alstead, Farley, Golston and Reintjes to be audit committee financial experts within the meaning of SEC rules. All Audit and Finance Committee members are independent and financially literate pursuant to NYSE rules.

The Audit and Finance Committee Charter provides that the independent auditor is accountable to the Audit and Finance Committee and to the Board. The Audit and Finance Committee has the ultimate authority and responsibility to appoint, retain, evaluate and, where appropriate, replace the independent registered public accounting firm serving as the Company's independent auditor. However, the Audit and Finance Committee will seek shareholder ratification of its choice of independent auditor at the Annual Meeting.

The Audit and Finance Committee has reviewed and discussed with management its assessment of the effectiveness of Harley-Davidson's internal control over financial reporting as of December 31, 2025. Management has concluded that the internal control system was effective. Additionally, Harley-Davidson's internal control over financial reporting as of December 31, 2025 was audited by Ernst & Young LLP, Harley-Davidson's independent auditor for the 2025 fiscal year.

The Audit and Finance Committee has reviewed and discussed Harley-Davidson's audited consolidated financial statements for the 2025 fiscal year with management as well as with representatives of Ernst & Young LLP. The Audit and Finance Committee has also discussed with Ernst & Young LLP matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit and Finance Committee has received written disclosures from Ernst & Young LLP regarding their independence as required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit and Finance Committee has recommended to the Board that the audited consolidated financial statements for the 2025 fiscal year be included in Harley-Davidson's Annual Report on Form 10-K for the 2025 fiscal year for filing with the SEC.

AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Troy Alstead
CHAIR

James Duncan Farley, Jr.
Rafeh Masood
Allan Golston
Matthew J. Reintjes

Stock Ownership Information


LIFE MEMBER
HOG
HARLEY OWNERS GROUP
HOG
HARLEY OWNERS GROUP

Security Ownership of Certain Beneficial Owners, Officers and Directors

Except as otherwise noted, the following table sets forth certain information, as of March 12, 2026, with respect to the ownership of our common stock by each Director nominee, our NEOs, all Director nominees and executive officers as a group and each person or group of persons that we know to own beneficially more than 5% of our stock.

Beneficial Ownership Table

	Amount and Nature of Beneficial Ownership (1)			
Name of Beneficial Owner	Number of Shares (2)	Percent of Class	Shares Issuable Upon Exercise of Stock Options (3)	Restricted Stock Units (4)
Troy Alstead	41,185	*		
James Duncan Farley, Jr.	22,157 (5)	*		
Lori Flees	17,159 (6)	*		
Allan Golston	58,836	*		
Rafeh Masood	40,170	*		
Daniel J. Nova	2,906 (7)	*		
Matthew J. Reintjes	8,094 (8)	*		
Maryrose Sylvester	27,826	*		
Artie Starrs	15,000	*		400,016
Jochen Zeitz	681,810 (9)	*	124,950	173,213
Jonathan Root	49,033	*		72,102
Matt Ryan	—	*		81,784
Jagdish Krishnan	28,129 (10)	*		23,354
Paul Krause	32,170	*		36,337
All Directors, Director Nominees and Executive Officers, as a Group (18 persons)	1,060,225	*	124,950	905,400
The Vanguard Group, Inc.	13,690,804 (11)	12.55%		
BlackRock, Inc.	11,173,333 (12)	10.24%		
Donald Smith & Company, Inc.	8,899,204 (13)	8.16%		
Dimensional Fund Advisors LP	6,835,139 (14)	6.27%		
Beutel, Goodman & Company Ltd	5,552,301 (15)	5.09%		

* The amount shown is less than 1% of the outstanding shares of our common stock.

(1) Except as otherwise noted, all persons or groups have sole voting and dispositive power over the shares listed. In all cases, information regarding such power is based on information that the individual beneficial owners provide to us.

(2) Includes, but is not limited to, shares of common stock issuable upon the exercise of stock options exercisable within 60 days of March 12, 2026 and shares of common stock held in our 401(k) Plan and our Dividend Reinvestment Plan as of March 12, 2026.

(3) Includes only stock options exercisable within 60 days of March 12, 2026.

(4) Amounts shown in this column are not included in the columns titled "Number of Shares" or "Percent of Class." Amounts shown in this column represent restricted stock units (RSUs) that we awarded under our 2020 Incentive Stock Plan on February 9, 2023, February 5, 2024, and February 6, 2025. Each restricted stock unit represents a contingent right to receive one share of stock. One-third of the total number of units granted on each of February 9, 2023, February 5, 2024, and February 6, 2025, vest on each of the first three anniversaries

of the date of grant. The RSUs are subject to forfeiture until vested. Further, the RSUs described in this footnote do not carry the right to vote. In each case, amounts are distributable in the form of shares of our common stock on a one-for-one basis; however, any distribution would not be within 60 days of March 12, 2026.

(5) Mr. Farley informed the Company of his intent not to stand for re-election to the Board at the Annual Meeting.

(6) Ms. Flees was elected to the Board on May 14, 2025.

(7) Mr. Nova was appointed to the Board on September 15, 2025.

(8) Mr. Reintjes was appointed to the Board on September 15, 2025.

(9) Mr. Zeitz retired from his role as Chairman, President and Chief Executive Officer effective October 1, 2025. Accordingly, the number of shares reported as beneficially owned by Mr. Zeitz is based solely on the Company's records and representations made by Mr. Zeitz to the Company as of such date.

(10) Mr. Krishnan left the Company on December 31, 2025. Accordingly, the number of shares reported as beneficially owned by Mr. Krishnan is based solely on the Company's records and representations made by Mr. Krishnan to the Company as of such date.

(11) We derived the information from a Schedule 13G/A that The Vanguard Group, Inc., an investment adviser, filed with the Company and the SEC on June 10, 2024. As of May 31, 2024, The Vanguard Group, Inc. was deemed to be the beneficial owner of 13,690,804 shares and had sole voting power over zero shares, shared voting power over 71,081 shares, sole dispositive power over 13,474,839 shares and shared dispositive power over 215,965 shares. The Vanguard Group, Inc. is located at 100 Vanguard Blvd., Malvern, PA 19355.

(12) We derived the information from a Schedule 13G/A that BlackRock, Inc. filed with the Company and the SEC on January 25, 2024. As of December 31, 2023, BlackRock, Inc. was deemed to be the beneficial owner of 11,173,333 shares and had sole voting power over 10,854,319 shares, shared voting power over zero shares, sole dispositive power over 11,173,333 shares and shared dispositive power over zero shares. BlackRock, Inc. is located at 50 Hudson Yards, New York, NY 100001.

(13) We derived the information from a Schedule 13G that Donald Smith & Company, Inc. and DSCO Value Fund, L.P. filed with the Company and the SEC on February 11, 2026. As of December 31, 2025, Donald Smith & Company, Inc. was deemed to be the beneficial owner over 8,899,204 shares and had sole voting power over 8,643,503 shares, shared voting power over zero shares, sole dispositive power over 8,827,353 shares and shared dispositive power over zero shares and DSCO Value Fund, L.P. was deemed to be the beneficial owner over 8,899,204 shares and had sole voting power over 71,851 shares, shared voting power over zero shares, sole dispositive power over 71,851 shares and shared dispositive power over zero shares. The address for the reporting persons is Donald Smith & Company, Inc., 152 West 57th Street, 29th Floor, New York, NY 10019.

(14) We derived the information from a Schedule 13G that Dimensional Fund Advisors LP filed with the Company and the SEC on January 23, 2025. As of December 31, 2024, Dimensional Fun Advisors LP was deemed to be the beneficial owner over 6,835,139 shares and had sole voting power over 6,681,939 shares, shared voting power over zero shares, sole dispositive power over 6,835,139 shares and shared dispositive power over zero shares. The address for the reporting persons is 6300 Bee Cave Road, Building One, Austin, TX 78746.

(15) We derived the information from a Schedule 13G/A that Beutel, Goodman & Company Ltd., an investment adviser, filed with the Company and the SEC on February 4, 2026. As of January 31, 2026, Beutel, Goodman & Company Ltd. was deemed to be the beneficial owner of over 5,552,301 shares and had sole voting power over 5,287,766 shares, shared voting power over zero shares, sole dispositive power over 5,552,301 shares and shared dispositive power over zero shares. The address for the reporting persons is 20 Eglinton Ave. W., Suite 2000, Toronto, Ontario, M4R 1K8, Canada.

Delinquent Section 16(a) Reporting

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. Based solely on our review of the copies of Forms 3 and 4 (and any amendments) filed with the SEC and the written representations of our Directors and executive officers, we believe that during fiscal year 2025 our Directors and executive officers complied with all Section 16(a) filing requirements, with exception of: (i) late Form 4 filing for Charles Do due to an administrative error and (ii) late Form 3 and Form 4 filings for Matt Ryan due to a delay in receiving his EDGAR codes.



PROPOSAL 5

Shareholder Proposal Regarding a Climate Transition Plan

✖ **The Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal regarding a climate transition plan**

VOTE REQUIRED

The votes cast "for" this proposal must exceed the votes cast "against" this shareholder proposal regarding a climate transition plan, assuming that a quorum is present. For purposes of determining the vote regarding this proposal, abstentions and broker non-votes do not constitute a vote "for" or "against" the proposal and will be disregarded in the calculation of "votes cast." Proxies solicited by the Board will be voted "AGAINST" approval of the shareholder proposal unless a shareholder specifies otherwise.

Green Century Capital Management, Inc. (the "Proponent"), which has represented to the Company that it is the beneficial owner of at least $25,000 in market value of the Company's common stock, has informed the Company that it intends to present the following proposal at the Annual Meeting. The Proponent's address and number of shares of common stock held will be provided promptly to any shareholder upon oral or written request to our Corporate Secretary. The shareholder proposal will be voted on only if properly presented at the Annual Meeting by or on behalf of the Proponent.

The Board recommends that you vote AGAINST this proposal for the reasons set forth in the Company's Statement in Opposition, which directly follows the proposal. The shareholder proposal and supporting statements may contain assertions regarding Harley-Davidson that the Company believes are inaccurate, and the Company has not undertaken to address or correct all such statements in its responses. The Board disclaims any responsibility for the content of the proposal or the related supporting statements, which are presented as received from the proponent.

Proposal - Climate Transition Plan

WHEREAS: Studies expect climate change to cost the global economy over $38 trillion annually by 2049.[1] Mitigation is critical to address investment risks and avert systemic economic losses.

In its 10-K, Harley-Davidson (Harley) recognizes that climate change poses enterprise risks that may "disrupt the production and supply of component parts... Supply disruptions would raise market rates and jeopardize the continuity of motorcycle production."[2]

Harley further acknowledges that regulatory responses to climate change may materially affect profitability.[3] Standards to restrict motorcycle pollutants in the EU, Harley's second largest market, have been in place since 1999 and continually strengthened since.[4] The UK and EU passed legislation to end fossil fuel car sales by 2035 and 2030, respectively. Harley notes that concern about climate change could lead to similar legislation for internal combustion engines.[5]

(1) https://epic.uchicago.edu/news/climate-change-may-cost-38-trillion-a-year-by-2049-study-says/
(2) https://d18rn0p25nwr6d.cloudfront.net/CIK-0000793952/486ec4c6-2c2e-4e76-9b46-7172872055e1.pdf, 22
(3) https://d18rn0p25nwr6d.cloudfront.net/CIK-0000793952/486ec4c6-2c2e-4e76-9b46-7172872055e1.pdf, 22
(4) https://www.aecc.eu/legislation/motorcycles-and-mopeds/
(5) https://d18rn0p25nwr6d.cloudfront.net/CIK-0000793952/486ec4c6-2c2e-4e76-9b46-7172872055e1.pdf, 22

Harley adopted a goal to achieve net zero carbon emissions by 2050.[6] The Company committed to setting greenhouse gas (GHG) reduction targets with the Science Based Targets initiative (SBTi) in 2022 and affirmed interim goals to reduce Scope 1 and 2 GHG emissions and energy intensity in its 2023 ESG Data Book.[7] Nevertheless, Harley has not published comprehensive sustainability disclosures outlining progress and plans to achieve its goals since 2023 and recently removed its commitment to set SBTi targets.

The GHG emissions from use of sold products comprised the majority of Harley's 2023 GHG footprint.[8] Without an updated sustainability report or plan to address the emissions of its most emissions-intensive products, investors are unable to assess whether and how Harley is progressing toward its climate goals.

Competitors including Honda, Yamaha, Kawasaki, and Suzuki disclose forward-looking, quantitative reports describing actions they will take to align their operations and value chains with their targets, including:

- Improving production efficiency, electrifying equipment, and increasing renewable energy sources in operations;
- Advancing research and development capacity for electric vehicles (EV) and EV infrastructure;
- Setting targets for EV sales and vehicle fuel economy;
- Engaging in advocacy to promote clean energy and increase renewable adoption supporting EV use;
- Participating in consortiums to develop EV standards and infrastructure.

RESOLVED: Shareholders request that Harley issue a climate transition plan, above and beyond existing disclosure, describing if and how the company intends to achieve its climate-related goals. The plan should be published at reasonable expense, omit proprietary information, and detail any progress or plan updates on an annual basis.

SUPPORTING STATEMENT: In developing these disclosures, the proponent recommends considering, at management's discretion:

- Forward-looking, quantitative strategies, and key actions, for achieving the Company's climate goals;
- Guidance by advisory groups such as the Transition Plan Taskforce.

(6) https://s201.q4cdn.com/697889289/files/doc_governance/2025/Mar/06/ENGLISH-Environmental-Energy-Policy-1-e19d87.pdf
(7) https://s201.q4cdn.com/697889289/files/doc_governance/2024/Dec/19/2023-HOG-ESG-Data-Appendix-d63b63.pdf, 17
(8) Harley-Davidson, Inc. 2024 Corporate Questionnaire Response

STATEMENT IN OPPOSITION

After careful consideration, the Board has concluded that the adoption of this proposal is not in the best interests of the Company or its shareholders. The Board recognizes the importance of addressing climate-related risks and opportunities and actively oversees these matters as part of the Company's enterprise risk management and strategic processes. The Company has communicated operational emissions-related goals and continues to evaluate pathways to achieve them as part of its ongoing strategic planning. In light of these processes and oversight, the Board believes the requested stand-alone climate transition plan would be unnecessary, impose an unduly prescriptive reporting framework, and be unlikely to provide meaningful incremental benefit to shareholders.

The Board actively oversees climate-related risks.

Harley-Davidson is committed to a sustainable future for our Company, our customers, and our communities and has communicated climate-related targets. The Board oversees climate-related risks as part of the Company's overall risk management and strategic oversight processes. Responsibility for environmental and sustainability matters has been delegated to the Sustainability and Safety Committee, which regularly reviews climate-related risks, regulatory developments, and sustainability initiatives and reports to the full Board. Climate considerations are evaluated alongside other material risks that may affect the Company's business, operations, and long-term performance.

Through these governance and risk management processes, the Company actively monitors climate-related developments and incorporates relevant considerations into its business planning and decision making, rather than isolating them from the broader strategic and operational context, in which they are most effectively addressed. The Board remains committed to evaluating climate-related risks and opportunities as part of its ongoing strategic oversight and expects the Company's disclosures and practices to continue evolving over time.

The proposal would provide limited incremental benefit, if any, and could constrain decision making.

The Board believes the proposal would provide limited, if any, incremental, decision useful information beyond the Company's existing governance, risk management processes, and disclosures. Requiring a standalone climate transition plan at this time would impose a prescriptive reporting framework that does not reflect how the Company most effectively evaluates and manages climate-related considerations as part of its broader enterprise risk management and strategic oversight processes. The Board believes climate-related risks are most effectively addressed through integrated governance, strategic planning and ongoing disclosure rather than through a separate, static reporting framework that could limit the Company's ability to respond to evolving conditions.

Management must retain flexibility to adapt disclosures and practices.

The pathways to addressing climate-related risks in the Company's industry depend on a range of factors that continue to evolve, including technological developments, infrastructure availability, regulatory frameworks and market conditions. While the Company evaluates potential pathways to achieve its operational emissions-related goals as part of its strategic planning processes, the Board believes publishing a detailed transition plan at this time could imply a level of certainty regarding future technologies, infrastructure and regulatory frameworks that does not currently exist.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE PROPOSAL

General Information About the Annual Meeting



Q: What is the purpose of the Annual Meeting of Shareholders?

A: (1) To elect eight Directors to the Board; (2) to approve, by advisory vote, the compensation of our NEOs; (3) to approve an amendment to the Harley-Davidson, Inc. 2020 Incentive Stock Plan to increase the number of shares of our common stock authorized under the plan; (4) to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; (5) to vote on a shareholder proposal regarding a climate transition plan and (6) to take action upon any other business as may properly come before the Annual Meeting and any adjournments or postponements of the meeting. The Notice of Annual Meeting and this Proxy Statement describe these matters in more detail. In addition, members of management will respond during or after the Annual Meeting, as appropriate, to questions submitted live by shareholders during the Annual Meeting related to the items of business at the Annual Meeting. Questions may be submitted at the Annual Meeting through www.virtualshareholdermeeting.com/HOG2026. We will post the applicable questions and answers on our Investor Relations website shortly after the meeting.

Q: Who can attend the Annual Meeting of Shareholders by virtual presence online?

A: The 2026 Annual Meeting will be held virtually and is accessible through the internet. All shareholders of Harley-Davidson, Inc., or individuals that shareholders have duly appointed as their proxies and guests, may attend the Annual Meeting by virtual presence online by visiting www.virtualshareholdermeeting.com/HOG2026 and providing the control number found on the proxy card. Appointing a proxy in response to this request will not affect a shareholder's right to attend the Annual Meeting and to vote by virtual presence online. To attend the Annual Meeting, please follow these instructions:

If shares you own are registered in your name or if you own shares through our Dividend Reinvestment Plan, to attend the Annual Meeting by virtual presence online, you will need to provide the control number found on your proxy card; or if you hold your shares in "street name" (that is, through a broker, bank or other nominee), to attend the Annual Meeting by virtual presence online, you will need to provide the control number found on the voting instructions or proxy card provided by such broker, bank or other nominee.

Q: What constitutes a quorum?

A: A majority of the 109,096,020 shares of our common stock outstanding on March 12, 2026 must be present, by virtual presence online or by proxy, to provide a quorum at the Annual Meeting. If you vote, your shares will count toward satisfying the quorum requirement. If you return a proxy card or otherwise submit a proxy marked "ABSTAIN" or without voting instructions, your shares of common stock will also count toward satisfying the quorum requirement. Also, in those instances where brokers who hold shares on behalf of others have returned a proxy but could not vote the shares on particular matters without receiving voting instructions from the beneficial owners ("broker non-votes"), those shares will count toward satisfying the quorum requirement. If you own shares in street name through a broker, we encourage you to provide voting instructions to your broker. Once a share is counted as present at the Annual Meeting, it will count as present for quorum purposes throughout the Annual Meeting (including any adjournment or postponement of that meeting unless a new record date is or must be set for the adjournment or postponement).

Q: Who is entitled to vote?

A: Only holders of the 109,096,020 shares of our common stock outstanding as of the close of business on March 12, 2026 can vote by virtual presence online at or prior to the Annual Meeting. Each of these shareholders has one vote for each share of our common stock held on that date.

Q: How do I vote?

A: If the records of our transfer agent show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan at the close of business on March 12, 2026, then you may vote: (1) via the internet at **www.proxyvote.com**; (2) by virtual presence at the Annual Meeting online at **www.virtualshareholdermeeting.com/HOG2026**; (3) by mail after first requesting a printed copy of this Proxy Statement, proxy card and Annual Report on Form 10-K and following the instructions set forth on the proxy card; or (4) by telephone after reviewing the Proxy Statement and Annual Report on Form 10-K at **www.proxyvote.com**. Instructions for using these convenient services are set forth on the Notice of Internet Availability of Proxy Materials. If you plan to vote by virtual presence online at our meeting, you will need to visit **www.virtualshareholdermeeting.com/HOG2026** and use the control number found on your proxy card to vote your shares. In addition, if you own your shares through a bank, broker, or other nominee, you will need to obtain a legal proxy issued in your name from your bank, broker or other nominee, and follow the materials and instructions that your bank, broker, or other nominee has provided.

If you own shares in street name, you may vote via telephone or the internet if your bank, broker, or other nominee makes those methods available, in which case your bank, broker, or other nominee will provide instructions with your Proxy Statement.

The telephone and internet voting procedures will authenticate your identity, allow you to give your voting instructions and confirm that we properly recorded your instructions. If you vote via the internet and/or attend the 2026 Annual Meeting by virtual presence online, you should understand that there might be costs associated with electronic access that you must bear, such as usage charges from internet access providers and telephone companies. You will need a touch tone telephone to vote by telephone.

Q: What is the effect of not voting at the Annual Meeting?

A: The consequences of not voting at the Annual Meeting will depend on how you own your shares. If the records of our transfer agent, Computershare Trust Company, N.A., show that you own shares in your name or if you own shares through our Dividend Reinvestment Plan and you do not vote, we cannot consider those shares present at the meeting and they will not count toward satisfying the quorum requirement.

If you own shares in street name through a broker and do not vote, your broker may vote your shares by virtual presence online at the meeting. If you do not give voting instructions for your shares, your broker may or may not be able to vote your shares in its discretion depending on the proposals before the meeting. Your broker may vote your shares in its discretion on routine matters such as Proposal 4, the ratification of the selection of our independent registered public accounting firm, but may not vote your shares in its discretion on the other Proposals. If you own shares in street name through a broker, we encourage you to provide voting instructions to your broker.

Q: Can I change my vote after I submit my proxy?

A: Yes. You can change your vote at any time before the Annual Meeting by submitting a new proxy or by voting by virtual presence online at the Annual Meeting. Your virtual presence online at the Annual Meeting does not in and of itself revoke your proxy. You also are invited to attend the Annual Meeting by virtual presence online. However, if you are a beneficial owner of shares, because a beneficial owner is not the shareholder of record, you may not vote these shares by virtual presence online at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Unless you properly revoke your proxy, the persons you have appointed when you submit a proxy will vote your shares by virtual presence at the Annual Meeting. If you specify a choice by means of the proxy, the persons you have appointed will vote your shares as you specify. If you do not specify a choice, the persons you have appointed will vote your shares in accordance with the recommendations of the Board.

Q: Who will count the vote?

A: Broadridge Financial Solutions, Inc. has been engaged as our independent inspector of elections to tabulate shareholder votes for the Annual Meeting.

Q: Who pays to prepare and solicit the proxies?

A: We pay the cost of soliciting the proxies relating to the Annual Meeting, except for some costs that may arise through your use of the telephone and internet. We may request proxies in person, by telephone and internet, as well as through the mail. We also expect to ask banks, brokerage houses, and other custodians, nominees, or fiduciaries to forward proxy materials to their principals and to obtain proxies. We will reimburse these institutions for their out-of-pocket expenses. The Company may consider engaging a proxy solicitation firm, at the Company's expense, at a later date.

Q: How can I obtain printed copies of the proxy materials?

A: If you are a shareholder, you may receive a printed copy of the proxy materials by following the instructions below, which also appear in the Notice of Internet Availability of Proxy Materials.

If you want to receive a printed copy of this Proxy Statement, proxy card, and/or Annual Report on Form 10-K, you must request one. **There is NO charge by the Company for requesting a copy.** Please choose one of the following methods to make your request:

1) BY INTERNET: **www.proxyvote.com**
2) BY TELEPHONE: 1-800-579-1639
3) BY EMAIL: **sendmaterial@proxyvote.com**

If you request printed materials by email, please send a blank email that includes the control number that appears in your Notice of Internet Availability of Proxy Materials in the email subject line. If you access documents electronically, you should understand that there might be costs to access materials electronically that you must bear, such as usage charges from internet access providers and telephone companies.

Requests, instructions, and inquiries sent to the email address above for purposes other than requesting a printed copy of this Proxy Statement, proxy card, and Annual Report on Form 10-K will NOT be reviewed or accommodated. Please make the request as instructed above on or before May 7, 2026 to facilitate delivery prior to the Annual Meeting. After May 7, 2026, you may request printed copies of this Proxy Statement and/or Annual Report on Form 10-K, but not a proxy card, by contacting the Company’s Investor Relations Department directly by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at **investor.relations@harley-davidson.com**.

Q: Where can I find a list of shareholders entitled to vote at the Annual Meeting?

A: Information as to how to obtain the list of shareholders entitled to vote at the Annual Meeting is available on the Notice of Internet Availability of Proxy Materials, and the list of shareholders entitled to vote at the Annual Meeting will be available on **www.virtualshareholdermeeting.com/HOG2026** during the entirety of the Annual Meeting.

Shareholder Proposals

If a shareholder intends to present a proposal at the 2027 Annual Meeting of Shareholders and desires to have us include that proposal in our proxy materials for that meeting under Rule 14a-8 of the Securities Exchange Act of 1934, then the shareholder must ensure that we receive the proposal by December 10, 2026. This deadline is calculated pursuant to Rule 14a-8(e)(2) as 120 calendar days before the anniversary of the date we first mailed this Proxy Statement to shareholders (April 9, 2026).

A shareholder who otherwise intends to present business at the 2027 Annual Meeting of Shareholders (other than pursuant to a shareholder proposal pursuant to Rule 14a-8) must comply with the detailed and specific requirements set forth in our Restated Articles of Incorporation as supplemented by our By-laws. Under these requirements, among other things, we must receive notice of a proposal no later than Monday, February 8, 2027, which is 60 calendar days before the anniversary of the date we first mailed this Proxy Statement to shareholders (April 9, 2026).

If we receive the notice outside of the dates listed above, then we will consider the notice untimely and we will not have an obligation to present the proposal at the 2027 Annual Meeting of Shareholders. If the Board chooses to present a proposal that a shareholder submits other than under Rule 14a-8 at the 2027 Annual Meeting of Shareholders, then the persons named in the proxies that the Board requests for the 2027 Annual Meeting of Shareholders may exercise discretionary voting power with respect to the proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934.

Other Matters

The Board and management do not intend to bring any matters before the Annual Meeting other than those to which we referred in the Notice of Annual Meeting and this Proxy Statement. If any other matters come before the Annual Meeting, the persons named in the proxy cards intend to vote the shares that shareholders have authorized those persons to vote in accordance with their judgment on those matters. To bring business before an Annual Meeting, a shareholder must give timely written notice to our Corporate Secretary before the meeting and comply with the terms and time periods that our Restated Articles of Incorporation specify, as supplemented by our By-laws (see “Shareholder Proposals”). No shareholder has given written notice to our Corporate Secretary of their desire to bring business before the Annual Meeting in compliance with the terms and time periods in our Restated Articles of Incorporation and By-laws.

Delivery of Proxy Materials to Households

Pursuant to the rules of the SEC, services that deliver our communications to shareholders who hold their stock through a broker, bank or other nominee may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement. We will deliver promptly, if you request orally or in writing, a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement to any shareholder at the same address. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement, then you may contact our Investor Relations Department by: (a) mail at Harley-Davidson, Inc., Attention: Investor Relations, 3700 West Juneau Avenue, P.O. Box 653, Milwaukee, Wisconsin 53201-0653, (b) telephone at 877-HDSTOCK (toll-free) or (c) email at **investor.relations@harley-davidson.com**. You may also contact your broker, bank, or other nominee to make a similar request. Shareholders sharing an address who now receive multiple copies of our Notice of Internet Availability of Proxy Materials, Annual Report on Form 10-K and/or this Proxy Statement from their broker, bank, or other nominee may request delivery of a single copy by contacting their broker, bank or other nominee, so long as the broker, bank or other nominee has elected to household proxy materials.

By Order of the Board of Directors,
Harley-Davidson, Inc.

Paul J. Krause
Chief Legal, Compliance and Corporate Affairs Officer & Corporate Secretary
Milwaukee, Wisconsin
April 9, 2026

Appendix A – Proposed Amendments to Incentive Stock Plan


HARLEY-
DAVIDSON

HARLEY-DAVIDSON, INC.
2020 INCENTIVE STOCK PLAN

1. Purposes, History and Effective Date.

(a) *Purpose*. The Harley-Davidson, Inc. 2020 Incentive Stock Plan has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers and other employees and (ii) to increase shareholder value. This Plan provides participants incentives to increase shareholder value by offering the opportunity to acquire shares of the Company's common stock or receive monetary payments based on the value of such common stock on the potentially favorable terms that this Plan provides.

(b) *History*. Prior to the effective date of this Plan, the Company had in effect the 2014 Plan, which was originally effective April 26, 2014. Upon shareholder approval of this Plan, the 2014 Plan terminated and no new awards could be granted under the 2014 Plan, although awards granted under the 2014 Plan and still outstanding continue to be subject to all terms and conditions of the 2014 Plan, subject to Section 15(c) of this Plan. This Plan was amended and restated effective as of March 11, 2022, subject to approval by the Company's shareholders at the 2022 annual shareholders meeting, which approval was obtained on May 12, 2022. This Plan is again being amended and restated, subject to, and effective upon, approval by the Company's shareholders at the 2026 annual shareholders meeting.

(c) *Effective Date*. This Plan became effective on, and Awards could be granted under this Plan on and after, the Effective Date. This Plan will terminate as provided in Section 15.

2. Definitions. Capitalized terms used in this Plan have the following meanings:

(a) "2009 Plan" means the Harley-Davidson, Inc. 2009 Incentive Stock Plan, as amended.

(b) "2014 Plan" means the Harley-Davidson, Inc. 2014 Incentive Stock Plan, as amended.

(c) "Affiliate" has the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act or any successor rule or regulation thereto. Notwithstanding the foregoing, for purposes of determining those individuals to whom may be granted a non-qualified Option or a Stock Appreciation Right that is intended to be exempt from Code Section 409A, the term "Affiliate" means any entity that, directly or through one or more intermediaries, is controlled by, controls, or is under common control with the Company within the meaning of Code Sections 414(b) or (c); *provided* that, in applying such provisions, the phrase "at least 20 percent" shall be used in place of "at least 80 percent" each place it appears therein.

(d) "Award" means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Shares, Restricted Stock, Restricted Stock Units, EIP Shares or Dividend Equivalent Units. Any Award granted under this Plan shall be provided or made in such manner and at such time as complies with or is exempt from the applicable requirements of Code Section 409A to avoid a plan failure described in Code Section 409A(a)(1), including, without limitation, deferring payment to a specified employee or until a specified distribution event, as provided in Code Section 409A(a)(2).

(e) "Award Agreement" means any written agreement, contract, or other instrument or document evidencing the grant of an Award in such form as the Committee determines.

(f) "Board" means the Board of Directors of the Company.

(g) "Cause" means, except as otherwise determined by the Committee upon the grant of an Award, (i) the Participant's conviction of a felony or a plea by the Participant of no contest to a felony, (ii) willful misconduct on the part of the Participant that is materially and demonstrably detrimental to the Company or an Affiliate, (iii) the Participant's willful refusal to perform requested duties consistent with the Participant's office, position or status with the Company or an Affiliate (other than as a result of his or her physical or mental disability) or (iv) other conduct or inaction that the Company determines in its discretion constitutes Cause. With respect to clauses (ii), (iii) and (iv) of this definition, Cause shall be determined by the senior human resources officer of the Company. All determinations of such officer under this definition shall be final.

(h) "Change of Control" means the occurrence of any one of the following events:

(i) the Continuing Directors no longer constitute a majority of the Directors constituting the Board;

(ii) any person or group (as defined in Rule 13d-5 under the Exchange Act), together with its affiliates, becomes the beneficial owner, directly or indirectly, of 20% or more of the Company's then outstanding Stock or 20% or more of the voting power of the Company's then outstanding Stock; or

(iii) the consummation of the merger or consolidation of the Company with any other corporation, or the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless, in the case of a merger or consolidation, the Continuing Directors in office immediately prior to such merger or consolidation constitute at least a majority of the directors constituting the board of directors of the surviving corporation of such merger or consolidation and any parent (as defined in Rule 12b-2 under the Exchange Act) of such corporation.

Notwithstanding the foregoing, with respect to an Award that is deferred compensation subject to Code Section 409A, then solely for purposes of determining the timing of payment of such Award, the term "Change of Control" as defined above shall be deemed amended to the extent necessary to satisfy the definition of "change in control event" under Code Section 409A to the extent necessary for the Award to comply with Code Section 409A.

(i) "Change of Control Price" means the highest Fair Market Value price per Share during the sixty (60)-day period preceding the date of a Change of Control.

(j) "Code" means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(k) "Committee" means the Human Resources Committee of the Board (or a successor committee with the same or similar authority).

(l) "Company" means Harley-Davidson, Inc., a Wisconsin corporation, or any successor thereto.

(m) "Continuing Director" means any individual who is either (i) a member of the Board on the Effective Date or (ii) a member of the Board whose election or nomination to the Board was approved by a vote of at least two-thirds (2/3) of the Continuing Directors (other than a person whose election was as a result of an actual or threatened proxy or other control contest).

(n) "Director" means a member of the Board, and "Non-Employee Director" means a Director who is not also an employee of the Company or its Subsidiaries.

(o) "Disability" has the meaning ascribed to the term in Code Section 22(e)(3), as determined by the Committee.

(p) "Disinterested Persons" means the non-employee directors of the Company within the meaning of Rule 16b-3 as promulgated under the Exchange Act.

(q) "Dividend Equivalent Unit" means the right to receive a payment equal to the cash dividends paid with respect to a Share.

(r) "Effective Date" means the date the Company's shareholders first approve this Plan.

(s) "EIP Shares" means Shares that the Company delivers in payment or partial payment of an award under the Harley-Davidson, Inc. Employee Incentive Plan (or any successor thereto) or other incentive plans of the Company or its affiliates that the Committee designates from time to time.

(t) "Exchange Act" means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(u) "Excluded Items" means any (i) charges for reorganizing and restructuring, (ii) discontinued operations, (iii) asset write-downs, (iv) gains or losses on the disposition of a business or business segment or arising from the sale of assets outside the ordinary course of business, (v) changes in tax or accounting principles, regulations or laws, (vi) extraordinary, unusual, transition, one-time and/or non-recurring items of gain or loss, and (vii) mergers, acquisitions or dispositions, that in each case the Company identifies in its audited financial statements, including footnotes, or the Management's Discussion and Analysis section of the Company's annual report.

(v) "Fair Market Value" means, per Share on the date as of which Fair Market Value is being determined, if the Stock is listed for trading on the New York Stock Exchange, the closing sales price on the date in question as reported in The Wall Street Journal, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange. If the Stock is not listed or admitted to trading on the New York Stock Exchange on the date in question, then "Fair Market Value" means, per Share on the date as of which Fair Market Value is being determined, (i) the closing sales price on the date in question on the principal national securities exchange on which the Stock is listed or admitted to trading, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale on such exchange; or (ii) if the Stock is not listed or admitted to trading on any national securities exchange, the closing quoted sale price on the date in question, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale; or (iii) if not so quoted, the mean of the closing bid and asked prices on the date in question in the over-the-counter market, as reported by such reporting system then in use, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale; or (iv) if on any such date the Stock is not quoted by any such system, the mean of the closing bid and asked prices on the date in question as furnished by a professional market maker making a market in the Stock selected by the Board for the date in question, or if no sales of Stock occur on the date in question, on the last preceding date on which there was a sale; or (v) if on any such date no market maker is making a market in the Stock, the price as determined in good faith by the Committee; provided that if Fair Market Value is being determined under clause (v) for purposes of determining the Change of Control Price, the value will be determined by the Continuing Directors.

(w) "Option" means the right to purchase Shares at a specified price for a specified period of time. An incentive stock option may be granted, in accordance with Section 7, to a Participant who is an employee of the Company or a subsidiary (as defined for purposes of the incentive stock option rules).

(x) "Participant" means an individual selected by the Committee to receive an Award, and includes any individual who holds an Award after the death of the original recipient.

(y) "Performance Goals" means any objective or subjective goals the Committee establishes with respect to an Award. A Performance Goal may, but is not required to, relate to one or more of the following for such period as the Committee specifies (in all cases before Excluded Items, except as otherwise determined by the Committee); provided that, to the extent a Performance Goal relates to an Award that is intended to qualify as performance based compensation under Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act for purposes of any state laws that incorporate, refer to or are based on such provisions (together, "Code Section 162(m)"), such Performance Goal shall relate to one or more of the following for such period as the Committee specifies (in all cases before Excluded Items, except as otherwise determined by the Committee upon the grant of the Award):

(i) Any one or more of the following as determined for the Company on a consolidated basis, for any one or more Affiliates or divisions of the Company and/or for any other business unit or units of the Company, as determined by the Committee at the time an Award is made:

(1) Sales or other revenues;

(2) Cost of goods sold;

(3) Gross profit;

(4) Expenses or expense or cost reductions;

(5) Income or earnings, including net income, income from operations;

(6) Income before interest and the provision for income taxes;

(7) Income before provision for income taxes;

(8) Margins;

(9) Working capital or any of its components, including accounts receivable, inventories or accounts payable;

(10) Assets or productivity of assets;

(11) Return on shareholders equity, capital, assets or other financial measure that appears on the Company's financial statements or is derived from one or more amounts that appear on the Company's financial statements;

(12) Stock price;

(13) Dividend payments;

(14) Economic value added, or other measure of profitability that considers the cost of capital employed.

(15) Cash flow;

(16) Debt or ratio of debt to equity or other financial measure that appears on the Company's financial statements or is derived from one or more amounts that appear on the Company's financial statements;

(17) Net increase (decrease) in cash and cash equivalents;

(18) Customer satisfaction;

(19) Market share;

(20) Product quality;

(21) New product introductions or launches;

(22) Sustainability, including energy or materials utilization;

(23) Business efficiency measures;

(24) Retail sales;

(25) Safety.

(ii)Earnings per Share for the Company on a consolidated basis.

(iii)Total shareholder return.

In the case of Awards that the Committee determines will not be considered "performance-based compensation" under Code Section 162(m), the Committee may establish other Performance Goals not listed in this Plan.

(z) "Performance Shares" means the right to receive Shares to the extent Performance Goals are achieved.

(aa) "Performance Units" means the right to receive a payment valued in relation to a unit the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved.

(bb) "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(cc) "Plan" means this Harley-Davidson, Inc. 2020 Incentive Stock Plan, as may be amended from time to time.

(dd) "Restricted Stock" means Shares that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals and/or upon the completion of a period of service.

(ee) "Restricted Stock Unit" means the right to receive cash, and/or Shares with a Fair Market Value, valued in relation to a unit that has a value equal to the Fair Market Value of a Share, which right may vest upon the achievement or partial achievement of Performance Goals and/or upon the completion of a period of service.

(ff) "Retirement" means, except as otherwise determined by the Committee and set forth in an Award Agreement, termination of employment from the Company and its Affiliates (i) for reasons other than Cause, on or after age fifty-five (55); or (ii) with the consent of the Committee, under other circumstances; provided that with respect to an Award that is subject to Code Section 409A, the Committee shall not exercise such authority to the extent that exercise of such authority would cause the Award to fail to satisfy the requirements of Code Section 409A.

(gg) "Rule 16b-3" means Rule 16b-3 as promulgated by the United States Securities and Exchange Commission under the Exchange Act.

(hh) "Section 16 Participants" means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(ii) "Share" means a share of Stock.

(jj) "Stock" means the common stock of the Company.

(kk) "Stock Appreciation Right" or "SAR" means the right of a Participant who provides services to the Company or an Affiliate to receive cash, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time.

(ll) "Subsidiary" means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entity in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3. Administration.

(a) Committee Administration. In addition to the authority specifically granted to the Committee in this Plan, the Committee has full discretionary authority to administer this Plan, including but not limited to the authority to (i) interpret the provisions of this Plan, (ii) prescribe, amend and rescind rules and regulations relating to this Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any Award or Award Agreement in the manner and to the extent it deems desirable to carry this Plan into effect and (iv) make all other determinations necessary or advisable for the administration of this Plan.

(b) Delegation to Other Committees or CEO. To the extent applicable law permits, the Board or the Committee may delegate to another committee of the Board, or the Committee may delegate to the Chief Executive Officer of the Company, any or all of the authority and responsibility of the Committee. However, no such delegation is permitted with respect to Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised. To the extent applicable law permits, the Board or the Committee also may delegate to another committee of the Board consisting entirely of Non-Employee Directors any or all of the authority and responsibility of the Committee with respect to individuals who are Section 16 Participants. If the Board or Committee has made such a delegation, then all references to the Committee in this Plan include such other committee or the Chief Executive Officer to the extent of such delegation.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or the Committee, the members of the Committee and the Board shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party by reason of any action taken or failure to act under or in connection with this Plan or any Award, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith; provided that upon the institution of any such action, suit or proceeding a Committee or Board member shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same before such Committee or Board member undertakes to handle and defend it on such member's own behalf.

4. Eligibility. The Committee may designate any of the following as a Participant from time to time: any officer or other employee of the Company or any of its Affiliates or an individual that the Company or an Affiliate has engaged to become an officer or other employee. The Committee's designation of a Participant in any year will not require the Committee to designate such person to receive an Award in any other year. The Committee's granting of a particular type of Award to a Participant will not require the Committee to grant the same or any other type of Award to such individual.

5. Types of Awards. Subject to the terms of this Plan, the Committee may grant any type of Award to any Participant it selects. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing contained in Section 15(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate of the Company). Awards granted under this Plan shall be evidenced by an Award Agreement except to the extent the Committee provides otherwise.

6. Shares Reserved under this Plan.

(a) Plan Reserve. Subject to adjustment as provided in Section 17, an aggregate of [812,200,000] Shares are reserved for issuance under this Plan, all of which may be issued upon the exercise of incentive stock options. The aggregate number of Shares reserved under this Plan under this Section 6(a) shall be depleted by the maximum number of Shares, if any, that may be payable under an Award as determined at the time of grant.

(b) Replenishment of Shares Under this Plan. If (i) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis), (ii) the Committee determines during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issued on the basis that the conditions for such issuance will not be satisfied, (iii) Shares are forfeited under an Award or (iv) Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be recredited to this Plan's reserve and may again be used for new Awards under this Plan, but such Shares may not be issued pursuant to incentive stock options. Notwithstanding the foregoing, in no event shall the following Shares be recredited to this Plan's reserve: Shares tendered or withheld in payment of the exercise price of an outstanding Option or as a result of the net settlement of an outstanding Stock Appreciation Right; Shares tendered or withheld to satisfy federal, state or local tax withholding obligations; and Shares purchased by the Company using proceeds from Option exercises.

(c) Participant Limitations. With respect to any Awards that are intended to constitute performance-based compensation under Code Section 162(m), the limits in the following sentence shall apply. Subject to adjustment as provided in Section 17, no Participant may be granted Awards that could result in such Participant:

(i) receiving in any calendar year Options for, and/or Stock Appreciation Rights with respect to, more than 1,500,000 Shares;

(ii) receiving in any calendar year Awards of Shares, Restricted Stock and/or Restricted Stock Units relating to more than 500,000 Shares; or

(iii) receiving in any calendar year Awards of Performance Shares and/or Awards of Performance Units relating to more than 500,000 Shares.

In all cases, determinations under this Section 6(c) should be made in a manner that is consistent with the exemption for performance-based compensation that Code Section 162(m) provides.

7. Options. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each Option, including but not limited to:

(a) Whether the Option is an "incentive stock option" which meets the requirements of Code Section 422, or a "nonqualified stock option" which does not meet the requirements of Code Section 422; provided that in the case of an incentive stock option, if the aggregate Fair Market Value (determined on the date of grant) of the Shares with respect to which all "incentive stock options" (within the meaning of Code Section 422) are first exercisable by the Participant during any calendar year (under this Plan and under all other incentive stock option plans of the Company or any Affiliate that is required to be included under Code Section 422) exceeds $100,000, such Option automatically shall be treated as a nonqualified stock option to the extent this limit is exceeded.

(b) The grant date, which may not be any day prior to the date that the Committee approves the grant.

(c) The number of Shares subject to the Option.

(d) The exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant; provided that (i) no incentive stock option shall be granted to any employee who, at the time the Option is granted, owns (directly or indirectly, within the meaning of Code Section 424(d)) more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary unless the exercise price is at least 110 percent of the Fair Market Value of a Share on the date of grant; and (ii) the exercise price may vary during the term of the Option if the Committee determines that there should be adjustments to the exercise price relating to achievement of Performance Goals and/or to changes in an index or indices that the Committee determines is appropriate (but in no event may the exercise price be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant).

(e) The terms and conditions of exercise, which may include a requirement that exercise of the Option is conditioned upon achievement of one or more Performance Goals; provided that, unless the Committee provides otherwise in an Award Agreement or in rules and regulations relating to this Plan, an Option, or portion thereof, shall be exercised by delivery of a written notice of exercise to the Company (or its designee) and provision (in a manner acceptable to the Committee) for payment of the full exercise price of the Shares being purchased pursuant to the Option and any withholding taxes due thereon.

(f) The termination date, except that each Option must terminate no later than ten (10) years after the date of grant, and each incentive stock option granted to any employee who, at the time the Option is granted, owns (directly or indirectly, within the meaning of Code Section 424(d)) more than ten percent of the total combined voting power of all classes of stock of the Company or of any Subsidiary must terminate no later than five (5) years after the date of grant.

(g) The exercise period following a Participant's termination of employment, provided that:

(i) Unless the Committee provides otherwise, if a Participant shall cease to be employed by the Company or any of its Affiliates other than by reason of Retirement, Disability, or death, (A) the portion of the Option that is not vested shall terminate on the date of such cessation of employment and (B) the Participant shall have a period ending on the earlier of the Option's termination date or 90 days from the date of cessation of employment to exercise the vested portion of the Option to the extent not previously exercised. At the end of such period, the Option shall terminate.

(ii) Unless the Committee provides otherwise, if a Participant shall cease to be employed by the Company or any of its Affiliates by reason of Retirement or Disability, the Option shall remain exercisable, to the extent it was exercisable at the time of cessation of employment, until the earliest of: the Option's termination date; the death of the Participant, or such later date not more than one year after the death of the Participant as the Committee, in its discretion, may provide; the third anniversary of the date of the cessation of the Participant's employment, if employment ceased by reason of Retirement; or the first anniversary of the date of the cessation of the Participant's employment by reason of Disability. At the end of such period, the Option shall terminate.

(iii) In the event of the death of the Participant while employed by the Company or any of its Affiliates, the Option may be exercised at any time prior to the earlier of the Option's termination date or the first anniversary of the date of the Participant's death to the extent that the Participant was entitled to exercise such Option on the Participant's date of death. In the event of the death of the Participant while entitled to exercise an Option pursuant to Section 7(g)(ii), the Committee, in its discretion, may permit such Option to be exercised prior to the Option's termination date during a period of up to one year from the death of the Participant, as determined by the Committee to the extent that the Option was exercisable at the time of cessation of the Participant's employment.

Extension of the Option exercise period beyond 90 days from the date of cessation of employment shall result in conversion of an incentive stock option to a non-qualified stock option to the extent required under the Code.

Any Participant who disposes of Shares acquired upon the exercise of an incentive stock option either (1) within two years after the date of the grant of such Option or (2) within one year after the transfer of such Shares to the Participant shall notify the Company of such disposition and of the amount realized upon such disposition.

In all other respects, the terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Committee determines otherwise.

8. Stock Appreciation Rights. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each SAR, including but not limited to:

(a) Whether the SAR is granted independently of an Option or relates to an Option; provided that if an SAR is granted in relation to an Option, then unless otherwise determined by the Committee, the SAR shall be exercisable or shall mature at the same time or times, on the same conditions and to the extent and in the proportion, that the related Option is exercisable and may be exercised or mature for all or part of the Shares subject to the related Option. Upon exercise of any number of SARs, the number of Shares subject to the related Option shall be reduced accordingly and such Option may not be exercised with respect to that number of Shares. The exercise of any number of Options that relate to an SAR shall likewise result in an equivalent reduction in the number of Shares covered by the related SAR.

(b) The grant date, which may not be any day prior to the date that the Committee approves the grant.

(c) The number of Shares to which the SAR relates.

(d) The grant price, provided that (i) the grant price shall never be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant and (ii) the grant price may vary during the term of the SAR if the Committee determines that there should be adjustments to the grant price relating to achievement of Performance Goals and/or to changes in an index or indices that the Committee determines is appropriate (but in no event may the grant price be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant).

(e) The terms and conditions of exercise or maturity.

(f) The term, provided that an SAR must terminate no later than 10 years after the date of grant.

(g) The exercise period following a Participant's termination of employment.

(h) Whether the SAR will be settled in cash, Shares or a combination thereof.

9. Performance Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each Award of Performance Shares or Performance Units, including but not limited to:

(a) The number of Shares and/or units to which such Award relates.

(b) One or more Performance Goals that must be achieved during such period as the Committee specifies in order for the Participant to realize the benefit of such Award. With respect to an Award that is intended to constitute performance-based compensation with respect to a Participant who is a covered employee for purposes of Code Section 162(m), once the Performance Goals have been established with respect to an Award, the Committee shall have no discretion to increase the amount of compensation payable under the Award, although the Committee may decrease the amount of compensation that a Participant may earn under such an Award.

(c) Whether all or a portion of the Performance Goals subject to an Award are deemed achieved upon a Participant's death, Disability or Retirement.

(d) With respect to Performance Units, whether to settle such Award in cash, Shares, or a combination of cash and Shares.

(e) Whether dividends paid with respect to the Shares subject to or underlying an Award of Performance Shares or Performance Units will be credited to the Award holder; provided that any such dividends must be held in escrow or otherwise deferred until the end of the applicable performance period; and provided further that no such dividends may be credited or paid with respect to the Award to the extent the Performance Goals for the Award are not achieved or the Award is otherwise not earned.

10. Restricted Stock, Restricted Stock Unit and Share Awards. Subject to the terms of this Plan, the Committee will determine all terms and conditions of each Award of Restricted Stock, Restricted Stock Units or Shares, including but not limited to:

(a) The number of Shares and/or units to which such Award relates.

(b) Subject to Section 13, the period of time, if any, over which, with respect to Restricted Stock or Restricted Stock Units, the risk of forfeiture or restrictions imposed on the Award will lapse, or over which the Award will vest, and whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period, if any, as the Committee specifies.

(c) Whether, with respect to Restricted Stock and Restricted Stock Units, all or any portion of the period of forfeiture or restrictions imposed on the Award will lapse, or whether the vesting of the Award will be accelerated, upon a Participant's death, Disability or Retirement.

(d) With respect to Restricted Stock Units, whether to settle such Awards in cash, Shares, or a combination of cash and Shares.

(e) With respect to Restricted Stock, the manner of registration of certificates or book entry for such Shares, and whether to hold such Shares in escrow pending lapse of the period of forfeiture or restrictions or to issue such Shares with an appropriate legend or stop-transfer order referring to such restrictions.

(f) Whether dividends paid with respect to the Shares subject to or underlying an Award of Restricted Stock or Restricted Stock Units will result in dividends or Dividend Equivalent Units being credited with respect to such Award; provided that any such dividends or Dividend Equivalent Units shall be held in escrow or otherwise deferred and shall be subject to the same terms and conditions as the Award to which they relate.

11. EIP Shares. Subject to the terms and conditions of this Plan, the Committee may elect to have the Company deliver EIP Shares in payment or partial payment of awards under the Harley-Davidson, Inc. Employee Short Term Incentive Plan (or any successor thereto) or other incentive plans of the Company or its Affiliates that the Committee designates from time to time.

12. Dividend Equivalent Units. Subject to the terms and conditions of this Plan, the Committee will determine all terms and conditions of each Award of Dividend Equivalent Units, including but not limited to whether such Award will be granted in tandem with another Award, and the form, timing and conditions of payment. However, any Dividend Equivalent Units granted in connection with any Award shall be subject to the same terms and conditions as the Award to which they relate. In addition, any Dividend Equivalent Units granted in connection with any "stock right" within the meaning of Code Section 409A shall be set forth in a written arrangement that is separate from such Award, and to the extent such Dividend Equivalent Units are considered deferred compensation, such written arrangement shall comply with the provisions of Code Section 409A. In addition, Dividend Equivalent Units may not be granted in tandem with Awards providing Options or SARs.

13. Minimum Vesting Period; Discretion to Accelerate Vesting.

(a) Minimum Vesting Period. All Awards granted under the Plan that may be settled in Shares must have a minimum vesting period of one (1) year from the date of grant, provided that the Committee may elect not to apply such minimum vesting period to Awards with respect to up to five percent (5%) of the total Shares reserved pursuant to the first sentence of Section 6(a).

(b) Discretion to Accelerate. Notwithstanding Section 13(a), the Committee may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of (i) a Participant's death, Disability, Retirement, or termination without Cause, (ii) as provided in Section 17(c) or (iii) upon any other event as determined by the Committee in its sole and absolute discretion.

14. Transferability. Awards are not transferable other than by will or the laws of descent and distribution, unless and to the extent the Committee allows a Participant to: (a) designate in writing a beneficiary to exercise the Award after the Participant's death; or (b) transfer an Award, provided that in no event shall Options be transferable to third-party financial institutions.

15. Termination and Amendment of Plan; Amendment, Modification or Cancellation of Awards.

(a) Term of Plan. Unless the Board or the Committee earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on the tenth (10th) anniversary of the date on which it has most recently been approved by the Company's shareholders.

(b) Termination and Amendment. The Board or the Committee may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) action of the Board, (B) applicable corporate law or (C) any other applicable law;

(ii) shareholders must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded or (D) any other applicable law; and

(iii) shareholders must approve any of the following Plan amendments: (A) an amendment to materially increase any number of Shares specified in Section 6(a) or 6(c) (except as permitted by Section 17); or (B) an amendment to the provisions of Section 15(e).

(c) Amendment, Modification , Cancellation or Recoupment of Awards. Except as provided in Section 15(e) and subject to the requirements of this Plan, the Committee may modify or amend any Award or waive any restrictions or conditions applicable to any Award or the exercise of the Award, and the terms and conditions applicable to any Awards may at any time be amended, modified or canceled by mutual agreement between the Committee and the Participant or any other person(s) as may then have an interest in the Award, so long as any amendment or modification does not increase the number of Shares issuable under this Plan (except as permitted by Section 17), but the Committee need not obtain Participant (or other interested party) consent for the cancellation of an Award pursuant to the provisions of Section 17(a) or for the modification or amendment of an Award: (i) to the extent the modification or amendment is deemed necessary by the Committee to comply with any applicable law (including Code Section 409A) or the listing requirements of any principal securities exchange or market on which the Shares are then traded; (ii) to the extent the modification or amendment is deemed necessary by the Committee to preserve favorable accounting treatment of any Award for the Company; or (iii) to the extent the Committee determines that such modification or amendment does not materially and adversely affect the value of an Award or that such modification or amendment is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award. In addition, except as provided in Section 15(e) and subject to the requirements of this Plan, the Committee may modify or amend any Award granted to a Participant under the 2009 Plan or the 2014 Plan, or waive any restrictions or conditions applicable to any such Award, to include Award terms consistent with the permitted terms of Awards granted under this Plan. Notwithstanding the foregoing, unless determined otherwise by the Committee, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply. Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to such an Award, shall be subject to any recoupment or clawback policy that may be adopted by the Company from time to time and to any requirement of applicable law, regulation or listing standard that requires the Company to recoup or claw back compensation paid pursuant to such an Award.

(d) Survival of Authority and Awards. Notwithstanding the foregoing, the authority of the Board and the Committee under this Section 15 will extend beyond the date of this Plan's termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in full force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) Repricing Prohibited. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or other property), stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transaction(s)), the Company may not, without obtaining shareholder approval: (i) amend the terms of outstanding Options or SARs to reduce the exercise price of such outstanding Options or SARs, (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs, or (iii) cancel outstanding Options or SARs with an exercise price above the current Stock price in exchange for cash or other securities.

(f) Foreign Participation. To assure the viability of Awards granted to Participants employed in foreign countries, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Committee approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 15(b)(ii).

(g) Code Section 409A. The provisions of Code Section 409A are incorporated herein by reference to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

16. Taxes.

(a) Withholding. The Company is entitled to withhold the amount of any tax attributable to any amount payable or Shares delivered or deliverable under this Plan, and the Company may defer making payment or delivery if any such tax may be pending unless and until indemnified to its satisfaction. A Participant shall satisfy the federal, state and local withholding tax obligations arising in connection with an Award in a manner acceptable to the Committee. If Shares are deliverable upon exercise or payment of an Award, the Committee may permit a Participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such Award by electing to (i) have the Company withhold Shares otherwise issuable under the Award, (ii) tender back Shares received in connection with such Award or (iii) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum federal, state and local tax withholding obligations associated with the transaction to the extent needed for the Company to avoid adverse accounting consequences. The election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Committee requires.

(b) No Guarantee of Tax Treatment. Notwithstanding any provision of this Plan to the contrary, the Company does not guarantee to any Participant or any other Person(s) with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

17. Adjustment Provisions; Change of Control.

(a) Adjustment of Shares. If (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; or (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than any stock purchase rights associated with the Shares that the Company might authorize and issue in the future) or other property; or (iii) the Company shall effect a cash dividend the amount of which exceeds 15% of the trading price of the Shares at the time the dividend is declared or any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur which, in the case of this clause (iv), in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then, subject to Participants' rights under Section 17(c), the Committee shall, in such manner as it may deem equitable, adjust any or all of: (A) the number and type of Shares subject to this Plan (including the number and type of Shares described in Sections 6(a) and 6(d)) and which may after the event be made the subject of Awards under this Plan, (B) the number and type of Shares subject to or underlying outstanding Awards, (C) the grant, purchase, or exercise price with respect to any Award, and (D) to the extent that such discretion will not cause an Award that is intended to qualify as performance-based compensation under Code Section 162(m) to lose its status as such, the Performance Goals with respect to an Award. In any such case, the Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Committee and provide that Options or SARs the exercise or grant price of which does not exceed the Fair Market Value be cancelled without consideration therefor effective at such time as the Committee specifies (which may be the time such transaction or event is effective), but if such transaction or event constitutes a Change of Control, then (1) any such payment shall be at least as favorable to the holder as the greatest amount the holder could have received in respect of such Award under Section 17(c) and (2) from and after the Change of Control, the Committee may make provision for a cash payment only if the Committee determines that doing so is necessary to substitute, for each Share then subject to or underlying an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction or event in accordance with the last sentence of this Section 17(a). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to or underlying any Award payable or denominated in Shares must always be a whole number. Unless the Committee determines otherwise, any such adjustment to an Award that is exempt from Code Section 409A shall be made in manner that permits the Award to continue to be so exempt, and any adjustment to an Award that is subject to Code Section 409A shall be made in a manner that complies with the provisions thereof. Without limitation, subject to Participants' rights under Section 17(c), in the event of any such merger or similar transaction, subdivision or combination of Shares, dividend or other event described above, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Committee shall substitute, on an equitable basis as the Committee determines, for each Share then subject to or underlying an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction. Notwithstanding the foregoing, if the Company shall subdivide the Shares or the Company shall declare a dividend payable in Shares, and if no action is taken by the Board or the Committee, then the adjustments contemplated by this Section 17(a) that are proportionate shall nevertheless automatically be made as of the date of such subdivision of the Shares or dividend in Shares.

(b) Issuance or Assumption. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Committee may authorize the issuance or assumption of Awards upon such terms and conditions as it may deem appropriate.

(c) Change of Control.

(i) Subject to Section 17(c)(iii), the following provisions will apply:

(A) Subject to Section 17(c)(i)(B), except to the extent the Committee provides a result more favorable to holders of Awards (either in an Award Agreement or at the time of a Change of Control), or to the extent another agreement between the Company and a Participant provides a more favorable result to the Participant, in the event of a Change of Control and with respect to each Award the holder of which is employed by the Company or an Affiliate on the date of the Change of Control:

(1) each holder of an Option or SAR shall have the right at any time thereafter to exercise the Option or SAR in full whether or not the Option or SAR was theretofore exercisable;

(2) Restricted Stock and Restricted Stock Units (that are not subject to Performance Goals and) that are not then vested shall vest, and any period of forfeiture or restrictions to which Restricted Stock and Restricted Stock Units are subject shall lapse, upon the date of the Change of Control;

(3) each holder of a Performance Share and/or Performance Unit (and/or any Restricted Stock and Restricted Stock Units that are subject to Performance Goals) for which the performance period has not expired shall become vested in an amount equal to the product of the value of the Performance Share and/or Performance Unit assuming achievement of the applicable Performance Goal at the greater of the target performance level or the rate of actual performance through the date of the Change of Control projected through the end of the performance period and a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the Award is subject to the date of the Change of Control and the denominator of which is the number of whole months in the performance period; and

(4) all Dividend Equivalent Units that were awarded in connection with another Award shall vest.

The rules of this Section 17(c)(i)(A) shall not prevent the Committee, in connection with a Change of Control transaction, from exercising the authority provided to the Committee under the penultimate sentence of Section 17(a) to substitute, for each vested (taking into account the vesting rules of this Section 17(c)(i)(A)) and previously unexercised or undistributed Share then subject to or underlying an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect to each Share pursuant to the transaction.

(B) The provisions of Section 17(c)(i)(A) notwithstanding, no acceleration of exercisability, vesting, issuance of shares or other payment shall occur under Section 17(c)(i)(A) with respect to Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units the value of which is based on the Fair Market Value of a Share or Dividend Equivalents that were awarded in connection with another Award (collectively, “Equity Awards”) held by Participants to the extent the Committee reasonably determines in good faith prior to the occurrence of a Change of Control that such Equity Awards shall be honored or assumed, or new rights substituted therefor (each such honored, assumed or substituted award hereinafter called an "Alternative Award"), by the Participant's employer (or the parent or a subsidiary of such employer) immediately following the Change of Control, provided that any such Alternative Award must:

(1) relate to a class of equity that is (or will be within 5 business days following the Change of Control) listed to trade on a recognized securities market;

(2) provide the Participant with rights and entitlements substantially equivalent to or better than the rights and entitlements applicable under such Equity Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment, including all provisions applicable in respect of such Equity Award that provide for accelerated vesting (with respect to Equity Awards that vest upon the attainment of one or more Performance Goals, if the Change of Control occurs during the course of a performance period applicable to the Equity Award, then (x) the Performance Goals shall be deemed to have been satisfied at the target level specified in the Participant's Award Agreement or, if greater, otherwise specified by the Committee at or after grant, and (y) any Alternative Award shall not include a performance objective, unless otherwise determined by the Committee as constituted immediately prior to the Change of Control);

(3) have substantially equivalent economic value to the Equity Award (as determined by the Committee as constituted immediately prior to the Change of Control); and

(4) have terms and conditions providing that if the Participant's employment is terminated upon or within two years following such Change of Control by the Participant's employer other than for Cause or by the Participant for Good Reason, the Participant's rights under each such Alternative Award shall become fully vested and exercisable (for purposes of this clause (4), Good Reason and Cause shall be as defined in the Company's Transition Agreement ("Transition Agreement") applicable to the Participant prior to the occurrence of the Change of Control and, if no Transition Agreement is applicable to the Participant, then as such terms are defined in the form of Transition Agreement filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021; provided, however, that with respect to any Equity Award that does not qualify for any applicable exemption from the application of Section 409A of the Code, the payment or distribution of the Alternative Award shall only be made at the time otherwise specified under the Plan or the Award Agreement without regard to the occurrence of the Change of Control (including any six month delay in payment applicable to a "specified employee," as determined in accordance with Section 409A of the Code).

(ii) For purposes of this Section 17(c), the “value” of a Performance Share shall be equal to, and the “value” of a Performance Unit the value of which is equal to the Fair Market Value of one or more Shares shall be based on, the Change of Control Price.

(iii) Unless any agreement between the Participant and the Company provides for a payment by the Company to the Participant to cover the excise taxes due by the Participant upon receipt of an excess parachute payment within the meaning of Code Section 280G, if the receipt of any payment by a Participant under the circumstances described in this Section 17(c) would result in the payment by the Participant of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

18. Miscellaneous.

(a) Other Terms and Conditions. The grant of any Award may also be subject to other provisions (whether or not applicable to the Award granted to any other Participant) as the Committee determines appropriate, including, without limitation, provisions for:

(i) one or more means to enable Participants to defer the delivery of Shares or recognition of taxable income relating to Awards or cash payments derived from the Awards on such terms and conditions as the Committee determines, including, by way of example, the form and manner of the deferral election, the treatment of dividends paid on the Shares during the deferral period or a means for providing a return to a Participant on amounts deferred, and the permitted distribution dates or events (provided that no such deferral means may result in an increase in the number of Shares issuable under this Plan);

(ii) conditioning the grant or benefit of an Award on the Participant’s agreement to comply with covenants not to compete, not to solicit employees and customers and not to disclose confidential information that may be effective during or after the Participant’s employment, and/or provisions requiring the Participant to disgorge any profit, gain or other benefit received in connection with an Award as a result of the breach of such covenant;

(iii) the payment of the purchase price of Options (A) by delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (B) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (C) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (D) by any combination of (A), (B) and/or (C);

(iv) except in connection with the grant of Awards providing Options or SARs, for which Awards this subsection is not applicable, provisions giving the Participant the right to receive dividend payments or dividend equivalent payments with respect to the Shares subject to or underlying the Award (but only after the Shares subject to or underlying the Award are earned, vested or acquired), which payments may be either made currently or credited to a nonqualified deferred compensation account for the Participant that complies with the applicable requirements of Code Section 409A, provides for the deferral of payment of such amounts to a specified employee or until a specified event described in Code Section 409A(a)(2), and may be settled in cash or Shares, as the Committee determines;

(v) restrictions on resale or other disposition of Shares, including imposition of a retention period;

(vi) compliance with federal or state securities laws and stock exchange requirements; and

(vii) provisions requiring the Participant to disgorge any profit, gain or other benefit received in connection with an Award under other circumstances.

(b) Employment. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment with the Company or any Affiliate. Unless determined otherwise by the Committee, for purposes of this Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Corporation and any Affiliate of the Company, or between the Company's Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be employed by the Company or an Affiliate of the Company and immediately thereafter becomes a Non-Employee Director, a non-employee director of any of its Affiliates, or a consultant to the Company or any of its Affiliates shall not be considered to have terminated employment until such Participant's service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iii) a Participant employed by an Affiliate of the Company will be considered to have terminated employment when such entity ceases to be an Affiliate of the Company.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant's termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon a "separation from service" within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a "specified employee" within the meaning of Code Section 409A as of the date of his or her "separation from service" within the meaning of Code Section 409A, then, to the extent required to avoid the income inclusion, interest and additional tax imposed by Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c) No Fractional Shares. No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Committee may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated.

(d) Unfunded Plan. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan's benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company's general unsecured creditors.

(e) Requirements of Law and Securities Exchange. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any Award Agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under this Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges. Notwithstanding any provision of this Plan or any document pertaining to Awards granted hereunder to the contrary, this Plan shall be so construed, interpreted and administered to meet the applicable requirements of Code Section 409A to avoid a plan failure described in Code Section 409A(a)(1).

(f) Governing Law. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles. The exclusive venue for any legal action or proceeding with respect to this Plan, any Award or any Award Agreement, or for recognition and enforcement of any judgment in respect of this Plan, shall be a court sitting in the County of Milwaukee, or the Federal District Court for the Eastern District of Wisconsin sitting in the County of Milwaukee, in the State of Wisconsin, and any such action may be heard only in a "bench" trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(g) Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any Award Agreement must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(h) Construction. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles.

(i) Severability. If any provision of this Plan or any Award Agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would disqualify this Plan, any Award Agreement or any Award under any law the Committee deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, such Award Agreement or such Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award Agreement and such Award will remain in full force and effect.

Designed and published by www.labrador-company.com

Harley-Davidson, Inc.

3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

www.harley-davidson.com